2010 ANNUAL REPORT
NOTICE OF 2011 ANNUAL MEETING
AND PROXY STATEMENT


Level(3)
COMMUNICATIONS

Some of the statements made in this Annual Report to Stockholders are forward looking in nature. These statements are based on management's current expectations or beliefs. These forward looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Level 3's control, which could cause actual events to differ materially from those expressed or implied by the statements. The most important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to: the current uncertainty in the global financial markets and the global economy; a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; and disruptions in the financial markets that could affect Level 3's ability to obtain additional financing. Additional factors include, but are not limited to, the company's ability to: increase and maintain the volume of traffic on its network; develop effective business support systems; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; defend intellectual property and proprietary rights; adapt to rapid technological changes that lead to further competition; attract and retain qualified management and other personnel; successfully integrate acquisitions; and meet all of the terms and conditions of debt obligations. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this Annual Report should be evaluated in light of these important factors. Level 3 is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

To Our Stockholders:

Today our company is in a very different and significantly stronger position than it was just a year ago. We have rebounded from a challenging economic climate and returned to Core Network Services revenue growth. We fully expect that growth to continue. We have demonstrated continuing, sequential revenue growth in our Core Network Services for the last two quarters of 2010. We sold more and turned up more service in 2010 than in any year in our company's history. We are seeing revenue growth in important new markets, and our margins have remained strong. And market conditions continue to improve as the underlying economy continues to strengthen.

We have expanded our sales force, increasing our quota-bearing sales team by more than 15 percent in 2010, and offset that investment by cutting costs in other areas. At the same time, we have focused on improving the overall customer experience. And we have been recognized for that improvement by customers. Based on surveys of U.S. wholesale carrier customers, a particularly demanding set of buyers, Level 3 was honored with a series of important industry awards - the Atlantic-ACM 2011 Best-in-Class Award for Provisioning, Best-in-Class Award for Network Quality, and Best-in-Class Award for Sales Representatives.

At the same time, we have continued to focus on strengthening our balance sheet and improving liquidity over the course of 2010 and into the first part of 2011. In 2010, the company issued over $840 million of convertible senior notes and senior notes. Through a combination of open market purchases, tender offers, and debt repayment, the company retired in excess of $875 million of debt due in 2010 through 2013.

Adding to this progress, in 2011, the company has raised more than $1.1 billion of senior unsecured notes in three separate transactions. The majority of those funds were used to reduce nearer-term maturities, specifically, $196 million of convertible senior notes due in 2011, $295 million of convertible notes due in 2013, and $443 million in senior unsecured notes due in 2014.

As a result of these transactions, the company now has no material debt maturities in 2011, enough cash on hand to repay the 2012 debt maturities, and a clear path to address the maturities due through 2014. The company is in a solid financial position with significant liquidity.

We have also continued to expand our international network into new markets in response to customer demand. In the past year, we have invested in expanding our presence in a number of countries across Europe, including England, Ireland, Czech Republic, France and Finland. We have also continued to deepen our metro network footprint and upgrade our colocation facilities in North America and Europe.

But the most important development of the past year may well be the fundamental changes that are reshaping the communications industry - changes driven by the explosion of demand for online video, gaming, and the streaming of movies and live events. What we are witnessing is nothing short of an information and content revolution, and our industry is being transformed by customer demand for more and more bandwidth and for online delivery of a wide variety of content.

We believe these changes play directly to our strengths. We conceived and built our network - and in a larger sense, our entire company - for exactly the kinds of changes that are occurring today.

Enabling the Visual Internet

2010 may well be remembered as the year of the visual Internet. Americans now spend as much time online as they do watching TV, a startling shift in viewing habits. Of particular note is the fact that 18- to 24-year-olds get more of their video entertainment online, from broadband connections, than from traditional cable TV, satellite, or DVDs. And many observers forecast that the growth in the number of smart phones and tablet devices will mean that wireless services will increasingly be part of the same visual Internet.

The explosion of demand for rich content has created unprecedented demand for bandwidth, and we believe that there is no company in our industry better positioned to benefit than Level 3. We designed and built our company to fully harness the benefits of Internet technology, beginning with the construction of the first international communications network to be completely optimized for Internet Protocol (IP), an accomplishment for which our company was honored as a Computerworld Smithsonian Laureate and inducted into the Smithsonian Institution. And today, we combine the reach, reliability and scalability of our IP backbone network with our state of the art content delivery network (CDN) and our Vyvx Services for broadcast.

We believe that we are now beginning to see the clear implications of our investment in IP backbone capacity and in our CDN. Our unique assets, our significant operating leverage and the commitment of our employees are becoming apparent in our financial results.

The Level 3 Network

The Level 3 Network now spans 23 countries, with services offered in more than 190 markets. Over the past year the company deepened its core European network, approximately 50 points-of-presence (POPs), as well as enabling two national network rings in France and Spain.

In 2010, we added substantial capacity to our CDN to meet growing demand. In 2010, the company quadrupled the traffic on its CDN in Europe and continued to add to its Internet broadcast capabilities, which simplify the streaming of live events on the Internet. Last year, Level 3 used these capabilities to provide live streaming of the 2010 FIFA World Cup South Africa™ games in high-definition (HD) for a number of European broadcasters.

Level 3 and the Open Internet

Prior to November 2010, no Internet service provider in the United States had demanded payment from us for interconnection with and delivery of traffic to subscribers on their local access network. As the Internet changes, consumers increasingly use their Internet connection to send small bandwidth requests to receive and view large bandwidth video and content files. In response to requests made by their own customers, certain Internet service providers (ISPs) have indicated they believe that the "imbalance" in traffic sent versus traffic received by their subscribers gives them a right to demand a payment - determined solely by them - for the content and applications that their subscribers want to see and use.

Allowing retail ISPs to charge for interconnection creates two problems. First, many ISPs own or provide content that is directly competitive with independent content and applications available on the Internet. If they are allowed to charge for interconnection, they can impose a toll on independent content and favor their own content to the detriment of competitors and to the detriment of their own subscribers. Second, these ISPs have dominant control over the subscribers connected to their networks - and very few of these subscribers have any competitive choices when it comes to broadband Internet service. To reach the ISP's subscribers, there is no choice but to interconnect (directly or through third parties) with that ISP.

The fundamental issue is competition. As a country, we have more than a century of experience in assuring that markets remain competitive, and we believe that government needs to consider these issues in determining what oversight is required for the Internet. The FCC has already taken helpful steps in this direction. This isn't about imposing stifling regulation on the Internet. Those who know our history as a company should know that we strongly favor competition and commercial innovation over regulation. But where market participants elect to use a dominant position to impose anticompetitive tolls, we will fight vigorously. And we are confident that, in the end, we will prevail because it is clear that customers want open and unfettered access to all that the Internet has to offer, not content preselected or favored by the companies that control Internet access connections.

Primary Objective for 2011

Our primary objective for 2011 is to realize accelerating growth in Core Network Services revenue. Additionally, due to our substantial operating leverage, we believe we can grow Consolidated Adjusted EBITDA at a faster rate in 2011. We believe that ultimately, we have the ability to grow Consolidated Adjusted EBITDA at industry leading rates, enabling us to continue to improve our balance sheet.

Opportunities for Growth

We are focused on a number of compelling growth opportunities. In particular, we're focused on growing our Federal, Large Enterprise and Mid Market Enterprise business, which represents about 40 percent of our revenue base. We see real and substantial opportunity to take increasing market share in those multi-billion dollar markets.

We believe that our dense metro infrastructure, our city networks, give us a distinct competitive advantage in the enterprise market. We own or control fiber networks in about 125 cities. We have both the broadband highway connecting cities and the broadband highway within cities. That network is extensive and gives us a very large addressable market, with more than 100,000 buildings within 500 feet of our network. We believe that sales to enterprises can be an engine of growth for Level 3 for a long period of time.

In the wholesale market, we are the natural alternative to the incumbent telcos since we are seen as neutral and without strategic conflicts. We see significant opportunities to provide increasing amounts of bandwidth to those customers to support their broad consumer initiatives.

We're seeing very strong growth in video and wireless data, and we're seeing the benefit of that in our business. Our content delivery services are a fast-growing business with an exciting set of opportunities. And our broadcast services network, Vyvx, is the industry-leader that broadcast companies turn to for the delivery of approximately 15,000 video feeds month as well as major live events like the Super Bowl®, which the network has delivered for the past 22 years.

In Europe, where we have achieved consistent growth, we continue to see opportunities to grow our business. We are expanding our product portfolio in Europe to better serve enterprise customers and have expanded our CDN and Vyvx services there in response to growing demand. We are working to accelerate our growth in Europe and in new international markets, as we continue to expand our network reach and penetration in response to customer demand.

Looking Forward

We have rebounded strongly from the declines of a year ago to revenue growth, and we anticipate that growth continuing. We are expanding and strengthening our sales force and improving our customer experience. With the capital markets activity we completed in 2010 and into 2011, we are in an increasingly strong financial position with significant liquidity. 2010 financial and operational momentum positions us well for 2011 growth.

The explosion of online video, online gaming, streaming full-length movies and live events is creating real disruption - and opportunity - in our industry. The changes that are occurring play directly to our strengths. We built our company from the ground up for exactly the kinds of changes that are occurring today, and we like our position. At a time when the need to move large amounts of content is emerging as an essential requirement to meet customer demand, we believe that our IP network, CDN and Vyvx capabilities are poised to take increasing market share.

A few years ago, there was a lot of debate about whether bandwidth requirements would actually expand as much as we had expected them to. That debate no longer exists and the opportunities are clear. We believe we are as well-positioned as anyone in the industry, and we're optimistic about the future.

Thank you for your continued interest and support. We also want to thank our employee owners for their commitment and hard work. We look forward to updating you on our progress.





Walter Scott, Jr.

James Q. Crowe



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

April 4, 2011

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Level 3 Communications, Inc. ("Level 3") to be held at 9:00 a.m. on May 19, 2011, at the Level 3 Communications Headquarters, 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

At the Annual Meeting, you will be asked to consider and act upon the following matters:

- the reelection to our Board of Directors of 14 directors, each for a one-year term until the 2012 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
- the approval of the grant to our Board of Directors of discretionary authority to amend our restated certificate of incorporation to effect a reverse stock split at one of four ratios; and
- the approval of the amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under the plan by 100 million; and
- the approval of an advisory vote on the executive compensation program for our named executive officers; and
- the approval of a proposal to indicate the frequency in which our stockholders will conduct an advisory vote on the executive compensation program for our named executive officers; and
- the transaction of such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you reelect the 14 nominees for director, each for a one-year term until the 2012 Annual Meeting of Stockholders, approve the granting to our Board of Directors of discretionary authority to amend our restated certificate of incorporation to effect a reverse stock split at one of four ratios, approve the amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under that plan by 100 million; approve, on an advisory basis, the executive compensation program for our named executive officers; and approve the proposal to have the stockholders conduct an advisory vote on the executive compensation program for our named executive officers each year. See "REELECTION OF DIRECTORS PROPOSAL," "REVERSE STOCK SPLIT PROPOSAL," "STOCK PLAN PROPOSAL," "ADVISORY VOTE ON COMPENSATION PROPOSAL," and "FREQUENCY OF ADVISORY VOTE ON COMPENSATION PROPOSAL."

Following the completion of the formal business portion of the Annual Meeting, members of our senior management will be making a presentation. We expect that this presentation will be followed by an open question and answer session with members of our senior management. *We anticipate that the Annual Meeting will conclude at the end of the question and answer period but in any event promptly at 11:00 a.m.*

Information concerning the matters to be considered and voted upon at the Annual Meeting is contained in the attached Notice of Annual Meeting and Proxy Statement. It is important that your shares be represented at the Annual Meeting, regardless of the number you hold. To ensure your representation at the Annual Meeting, if you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials that was previously mailed to you, or, if you requested or otherwise received printed copies of the proxy materials, you can also vote by mail, by telephone or on the Internet as instructed on the proxy card that you received. If you attend the Annual Meeting, you may vote in person even if you have previously returned a proxy card.

Sincerely,



Walter Scott, Jr.
Chairman of the Board

TABLE OF CONTENTS

Annexes



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS
To be held May 19, 2011

To the Stockholders of Level 3 Communications, Inc.:

The 2011 Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting") of Level 3 Communications, Inc., a Delaware corporation ("Level 3" or "our"), will be held at the Headquarters of Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 at 9:00 a.m. on May 19, 2011, for the following purposes:

1. To reelect all 14 directors of the Board of Directors of Level 3 each for a one-year term until the 2012 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
2. To approve the granting to the Level 3 Board of Directors of discretionary authority to amend our restated certificate of incorporation to effect a reverse stock split at one of four ratios; and
3. To approve the amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under the plan by 100 million; and
4. To approve, on an advisory basis, the executive compensation program for our named executive officers; and
5. To approve a proposal of the frequency in which our stockholders will conduct an advisory vote on the executive compensation program for our named executive officers; and
6. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 28, 2011 as the record date for the determination of the holders of our common stock entitled to notice of, and to vote at, the Annual Meeting. Accordingly, only holders of record of Level 3 common stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. As of May 9, 2011, ten days prior to the Annual Meeting, a list of stockholders entitled to notice of the Annual Meeting and that have the right to vote at the Annual Meeting will be available for inspection at the Level 3 offices located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

The 14 nominees for director will be elected by a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The proposal to grant to the Board of Directors discretionary authority to amend our restated certificate of incorporation to effect a reverse stock split at one of four ratios requires the affirmative vote of a majority of the outstanding shares of our common stock. The proposal to approve the amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under that plan by 100 million requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting. The proposal to approve, on an advisory basis, the executive compensation program for our named executive officers requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting. The proposal to approve the frequency in which our stockholders will conduct an advisory vote on the executive compensation program for our named executive officers will be determined by which choice, one year, two years or three years receives a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting. The proposal to authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof requires the affirmative vote of a majority of the votes cast by holders of Level 3 common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The matters to be considered at the Annual Meeting are more fully described in the accompanying Proxy Statement, which forms a part of this Notice.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, IF YOU DO NOT WISH TO VOTE IN PERSON OR IF YOU WILL NOT BE ATTENDING THE ANNUAL MEETING, YOU MAY VOTE BY PROXY. YOU CAN VOTE BY PROXY OVER THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT WAS PREVIOUSLY MAILED TO YOU, OR, IF YOU REQUESTED OR OTHERWISE RECEIVED PRINTED COPIES OF THE PROXY MATERIALS, YOU CAN ALSO VOTE BY MAIL, BY TELEPHONE OR ON THE INTERNET AS INSTRUCTED ON THE PROXY CARD THAT YOU RECEIVED. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

By Order of the Board of Directors



Dated: April 4, 2011

Walter Scott, Jr.
Chairman of the Board

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 19, 2011: The Level 3 Communications, Inc. Proxy Statement for the 2011 Annual Meeting of Stockholders and the 2010 Annual Report to Stockholders are available at http://www.ematerials.com/lvlt.



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

Proxy Statement
April 4, 2011

2011 ANNUAL MEETING OF STOCKHOLDERS
May 19, 2011

We are furnishing you this Proxy Statement in connection with the solicitation of proxies on behalf of the Board of Directors of Level 3 Communications, Inc. ("Level 3," the "company," "we," "us," or "our") to be voted at the Annual Meeting of Stockholders to be held on May 19, 2011, or any adjournment or postponements thereof (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting, the accompanying Proxy and the Annual Report to Stockholders are first being mailed or made available to Stockholders on or about April 8, 2011. We sometimes refer to our Board of Directors as the "Board" and to this document as the "Proxy Statement."

BACKGROUND INFORMATION

Why am I receiving these materials?

Our Board of Directors has made these materials available to you in connection with the Board's solicitation of proxies for use at the Annual Meeting, which will take place on May 19, 2011. Our stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

What is included in these materials?

These materials include:

- Our Proxy Statement for the Annual Meeting; and
- Our 2010 Annual Report to Stockholders, which includes our audited consolidated financial statements.

If you received printed versions of these materials by mail, these materials also include the proxy card for the Annual Meeting. These materials can also be viewed online at *www.ematerials.com/lvlt*.

Will senior management be making a presentation at the Annual Meeting?

Yes, following the completion of the formal business portion of the Annual Meeting, members of our senior management will be making a presentation. We expect that this presentation will be followed by an open question and answer session with members of our senior management. *We anticipate that the Annual Meeting will conclude at the end of the question and answer period but in any event promptly at 11:00 a.m.*

What items will be voted on at the Annual Meeting?

The following are the items that will be voted on at the Annual Meeting:

1. To reelect all 14 directors of the Board of Directors of Level 3 each for a one-year term until the 2012 Annual Meeting of Stockholders or until their successors have been elected and qualified; and

2. To approve the granting to the Level 3 Board of Directors of discretionary authority to amend our restated certificate of incorporation (the "Restated Certificate of Incorporation") to effect a reverse stock split at one of four ratios; and
3. To approve the amendment of the Level 3 Communications, Inc. Stock Plan (the "Plan") to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under that plan by 100 million; and
4. To approve, on an advisory basis, the executive compensation program for our named executive officers; and
5. To approve a proposal of the frequency in which our stockholders will conduct an advisory vote on the executive compensation program for our named executive officers; and
6. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

What are our Board of Directors' voting recommendations?

Our Board of Directors recommends that you **reelect** the 14 nominees for director, each for a one-year term until the 2012 Annual Meeting of Stockholders, that you vote **for** the approval of the proposed granting to our Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios, that you vote **for** approval of the amendment of our Plan to increase the number shares of our common stock, par value $.01 per share reserved for issuance under that plan by 100 million, that you vote **for** approval, on an advisory basis of the executive compensation program for our named executive officers, and that you vote **for** one (1) year on the proposal of the frequency in which our stockholders will conduct an advisory vote on the executive compensation program for our named executive officers.

Where are Level 3's principal executive offices located, and what is Level 3's main telephone number?

Level 3's principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Our main telephone number is (720) 888-1000.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to the rules adopted by the Securities and Exchange Commission (the "SEC"), we are required to provide access to our proxy materials over the Internet. Accordingly, we have sent a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the Annual Meeting on the Internet; and
- Instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and is more environmentally friendly. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Who may vote at the Annual Meeting?

If you owned our common stock at the close of business on March 28, 2011 (the "Record Date"), then you may attend and vote at the meeting. At the close of business on the Record Date, we had 1,700,999,659 shares of common stock issued and outstanding, all of which were entitled to one vote on the matters to be considered at the meeting.

What shares are represented by the proxy?

If we delivered a proxy card to you, the proxy represents all the shares registered in your name with our transfer agent, Wells Fargo Shareowner Services. A proxy that is delivered by your broker, bank or other nominee represents the shares held by you in an account at that institution.

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan, the proxy card that we delivered to you also will include the shares of our common stock that are attributable to the units that you hold in the Level 3 Stock Fund as part of the 401(k) Plan.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered the stockholder of record with respect to those shares, and the Notice was sent directly to you by Level 3.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

What is the quorum requirement for the Annual Meeting?

A majority of Level 3's outstanding common stock on the Record Date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, or broker non-votes, if you:

- Are present and vote in person at the meeting; or
- Have voted on the Internet, by telephone or by properly submitting a proxy card or voting instruction form by mail.

If I am a stockholder of record of Level 3's shares, how do I vote?

If you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive.

If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you request printed copies of the proxy materials by mail, you can also vote by mail, by telephone or on the Internet.

With respect to the Frequency of Advisory Vote on Compensation Proposal, you will have a choice of voting on our holding say-on-pay advisory votes every one, two or three years, or to abstain from voting on this proposal.

If I am a beneficial owner of shares held in street name, how do I vote?

If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a valid legal proxy from the organization that holds your shares.

If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. You may vote by proxy over the Internet, or if you request printed copies of the proxy materials by mail, you can also vote by mail or by telephone by following the instructions provided in the Notice.

With respect to the Frequency of Advisory Vote on Compensation Proposal, you will have a choice of voting on our holding say-on-pay advisory votes every one, two or three years, or to abstain from voting on this proposal.

What happens if I do not give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- If you sign and return a proxy card without giving specific voting instructions;

then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters, including the REELECTION OF DIRECTORS PROPOSAL, REVERSE STOCK SPLIT PROPOSAL, STOCK PLAN PROPOSAL, ADVISORY VOTE ON COMPENSATION PROPOSAL and FREQUENCY OF ADVISORY VOTE ON COMPENSATION PROPOSAL. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our Inspector of Election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." When our Inspector of Election tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted (which, in the case of the REVERSE STOCK SPLIT PROPOSAL, is equivalent to a vote against the proposal) . We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice.

How are the shares of our common stock that are attributable to the units held in the Level 3 Stock Fund that is a part of our 401(k) Plan voted?

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan, the proxy card that we delivered to you will instruct the trustee of the plan how to vote the shares allocated to your 401(k) Plan account. If you do not return your proxy card (or you submit it with an unclear voting designation or with no voting designation at all), then the plan trustee will vote the shares in your account in proportion to the way the other 401(k) Plan participants vote their shares.

Votes under the Level 3 Communications, Inc. 401(k) Plan receive the same confidentiality as all other votes.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the stockholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore do not have any effect on the outcome of a matter to be voted on at the Annual Meeting that requires an affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting. Abstentions only have an effect on the outcome of any matter being voted on at the Annual Meeting that requires the approval based on our total shares of common stock outstanding. One of the proposals to be considered at the Annual Meeting requires an affirmative vote based on the total shares outstanding. For this proposal, an abstention is equivalent to a vote against the proposal.

What is the voting requirement to approve each of the proposals?

The following table sets forth the voting requirement with respect to each of the proposals:

Proposal 1—Election of directors	The 14 nominees for director will be elected by a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 2—Granting to the Level 3 Board of Directors discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios.	To be approved by our stockholders, this proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock.
Proposal 3—The amendment of our Plan to increase the number of shares of our common stock, par value $.01 per share reserved for issuance under the plan by 100 million.	To be approved by our stockholders, this proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 4—The approval, on an advisory basis, of the executive compensation program for our named executive officers.	To be approved by our stockholders, this proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 5—The approval of the frequency in which our stockholders will conduct an advisory vote on the executive compensation program for our named executive officers.	To be approved by our stockholders, this proposal will be determined by which choice, one year, two years or three years receives a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 6—The transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.	To be approved by our stockholders, this proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked. Other than as described here, there are no limitations on your ability to revoke or change your vote. If you hold your shares in street name, you should consult your broker for information regarding how to revoke or change your vote.

Is cumulative voting permitted for the election of directors?

Our Restated Certificate of Incorporation and Amended and Restated By-laws do not permit you to cumulate your votes.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Level 3 or to third parties, except:

- As necessary to meet applicable legal requirements;
- To allow for the tabulation and certification of votes; and
- To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our Board of Directors.

Who will tabulate the vote?

Our transfer agent, Wells Fargo Shareowner Services, will tally the vote, which will be certified by an Inspector of Election who is a Level 3 employee.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Inspector of Election and will be reported by us through the filing of a Form 8-K, which we expect to file with the U.S. Securities and Exchange Commission, or SEC, on or before May 25, 2011.

Am I entitled to appraisal rights?

The Board has not proposed for consideration at the Annual Meeting any transaction for which the laws of the State of Delaware entitle stockholders to appraisal rights.

Who is paying for the cost of this proxy solicitation?

Level 3 is paying the costs of the solicitation of proxies. We must pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- Forwarding the Notice to beneficial owners;
- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- Obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone. We will also solicit proxies by email from stockholders who are our employees or who previously requested to receive proxy materials electronically.

What is householding of Proxy Materials?

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or our annual report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you write or call us at the following address or phone number: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021, (720) 888-1000. If you want to receive separate copies of our annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

What is the deadline to propose actions for consideration at the 2012 Annual Meeting of Stockholders or to nominate individuals to serve as directors?

You may submit proposals, including director nominations, for consideration at future annual meetings of stockholders.

A stockholder who would like to have a proposal considered for inclusion in our 2012 Proxy Statement must submit the proposal so that it is received by us no later than December 9, 2011. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in next year's proxy statement, but instead wishes to present it directly at the 2012 Annual Meeting of Stockholders, or the 2012 Annual Meeting, our By-laws require that the stockholder notify us in writing on or before March 20, 2012, but no earlier than February 19, 2012, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 20, 2012 will not be voted on at the 2012 Annual Meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2012 Annual Meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the 2012 Annual Meeting.

If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must also state the information described below under the caption "*REELECTION OF DIRECTORS PROPOSAL—Nominating Procedures,*" and "*REELECTION OF DIRECTORS PROPOSAL—Additional Information for Submission of Nominations for Director.*"

All proposals must be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

How can I communicate with the independent directors on Level 3's Board?

If you wish to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3, you should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

REELECTION OF DIRECTORS PROPOSAL

At the Annual Meeting, the 14 directors that are standing for reelection will be reelected to hold office for a one-year term until the 2012 Annual Meeting, or until their successors have been elected and qualified. If any nominee shall, prior to the Annual Meeting, become unavailable for election as a director, the persons named in the accompanying form of proxy will, in their discretion, vote for that nominee, if any, as may be recommended by the Board, or the Board may reduce the number of directors to eliminate the vacancy.

Nomination Procedures

In exploring potential candidates for director, the Nominating and Governance Committee of the Board considers individuals recommended by members of the committee, other directors, members of management, stockholders or self-nominated individuals. The committee is advised of all nominations that are submitted to us and determines whether it will further consider those candidates using the criteria described below. The committee members apply the criteria described below, and also exercise their judgment to select those potential candidates that they believe are best suited to serve as members of our Board and, when considered as a group, provide a diversity of viewpoints, professional experiences, educational backgrounds, professional skills and other individual qualities and attributes that contribute to Board heterogeneity and effectiveness.

In order to be considered, each proposed candidate must:

- be ethical;
- have proven judgment and competence;
- have professional skills and experience in dealing with a large, complex organization or in dealing with complex issues that are complementary to the background and experience represented on the Board and that meet our needs;
- have demonstrated the ability to act independently and be willing to represent the interests of all stockholders and not just those of a particular philosophy or constituency; and
- be willing and able to devote sufficient time to fulfill his/her responsibilities to Level 3 and our stockholders.

After the Nominating and Governance Committee has completed its evaluation, it presents its recommendation to the full Board for the full Board's consideration and approval. In presenting its recommendation, the committee also reports on other candidates who were considered but not selected.

We will report any material change to this procedure in a quarterly or annual filing with the SEC and any new procedure will be available on our website at *www.level3.com*.

The members of the Nominating and Governance committee believe that each of the nominees meet the criteria described above. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he should serve as a director, we also believe that all of our nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to Level 3 and our Board.

Information as to Nominees

The respective ages, positions with Level 3, if any, business experience, directorships in other companies and Board committee memberships, of the nominees for election are set forth below. All information is presented as of March 15, 2011. Other than James Q. Crowe and Charles C. Miller, III, none of these directors is our employee.

Name	Age	Position
Walter Scott, Jr.	79	Chairman of the Board
James Q. Crowe	61	Chief Executive Officer and Director
R. Douglas Bradbury	60	Director(1)
Douglas C. Eby	51	Director(1)
Admiral James O. Ellis, Jr.	63	Director(3)
Richard R. Jaros	59	Director(2)
Robert E. Julian	71	Director(1)
Michael J. Mahoney	60	Director(2)
Rahul N. Merchant	54	Director(1)
Charles C. Miller, III	58	Vice Chairman, Executive Vice President and Director
Arun Netravali	64	Director(2)
John T. Reed	67	Director(1)(3)
Michael B. Yanney	77	Director(3)
Dr. Albert C. Yates	69	Director(2)

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Governance Committee

The members of the Nominating and Governance committee as well as the full Board believe that the nominees have the following particular experience, qualifications, attributes or skills to serve as a member of our Board.

Walter Scott, Jr. has been our Chairman of the Board since September 1979, and our director since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company ("MidAmerican"), and Valmont Industries, Inc. Mr. Scott was also previously a director of Burlington Resources Inc., Commonwealth Telephone Enterprises, Inc. ("Commonwealth") and RCN Corporation ("RCN"). The Board selected Mr. Walter Scott, Jr. to serve as a director because it believes he possesses valuable management and financial expertise, including extensive experience with capital markets transactions and investments in both public and private companies. Mr. Scott has over 50 years of business experience in leading a large and complex organization such as Level 3. In addition, Mr. Scott has over 20 years of experience in serving as a member of the board of directors for various companies in the telecommunications industry, which informs his judgment and risk assessment as a Board member.

James Q. Crowe has been our Chief Executive Officer since August 1997, and our director since June 1993. Mr. Crowe was also our President until July 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom, Inc. from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe was also previously a director of Commonwealth and RCN. The Board selected Mr. Crowe to serve as a director because he is our Chief Executive Officer, and the Board believes that it is critical that our chief executive officer serve as a member of our Board for a variety of reasons, including Mr. Crowe's central role in formulating and leading the implementation of our business strategy. Mr. Crowe has approximately 25 years of experience in leading companies in various portions of the telecommunications industry, and approximately 25 years of experience in guiding companies seeking to raise capital in both the private and public capital markets. Mr. Crowe's expansive knowledge of the telecommunications industry as well as relationships with senior management at other telecommunications companies bring a unique and valuable perspective to the Board.

R. Douglas Bradbury has been our director since February 2009. Mr. Bradbury has been a private investor for more than the past five years. Mr. Bradbury served as our Vice Chairman from 2000 to 2003 and as our Executive Vice President and Chief Financial Officer from 1997 to 2000. Mr. Bradbury was previously a member of our Board from 1997 to 2003. Prior to joining Level 3, Mr. Bradbury was Executive Vice President and Chief Financial Officer of MFS until its purchase by WorldCom, Inc. in 1996. He currently serves on the board of directors of LodgeNet Interactive Corporation, a leading provider of media and connectivity solutions designed to meet the needs of hospitality, healthcare and other guest-based businesses. Prior to his retirement, Mr. Bradbury had served in various senior finance positions, including as having served as the Chief Financial Officer of both Level 3 and MFS. Mr. Bradbury has over 20 years of experience in managing the financial operations of companies in various portions of the telecommunications industry, and over 20 years of experience in raising capital in both the private and public capital markets. The Board selected Mr. Bradbury to serve as a director because it believes he possesses valuable telecommunications and financial expertise, including extensive experience with capital markets transactions and investments in both public and private companies. Mr. Bradbury is currently serving on the Board's Audit Committee.

Douglas C. Eby has been our director since August 2007. Mr. Eby has been acting Chief Executive Officer of Realty Finance Corporation, a commercial real estate specialty finance company since May 2010 and a general partner of OmniCapital Group LLC, a venture capital firm since January 2011. Prior to that, Mr. Eby was a private investor from December 2009 to May 2010. Mr. Eby was previously chairman and CEO of TimePartners LLC, an investment advisory firm from 2004 until December 2009. Prior to that, from April 1997 until September 2007, Mr. Eby was President of Torray LLC, a registered investment advisory firm, having joined Torray LLC in 1992. Mr. Eby is also a member of the Board of Directors of Markel Corporation, a specialty insurance company and chairman of the board of directors of Realty Finance Corporation. Mr. Eby is also a past member of the Board of Trustees and past Chairman of the Boys and Girls Clubs of Greater Washington, DC and a past trustee of Suburban Hospital Healthcare System, a member of The Johns Hopkins Health System Corporation. Mr. Eby has over 25 years of experience as an investment advisor and portfolio manager evaluating various investment opportunities. The Board selected Mr. Eby to serve as a director because it believes that as a result of our review of various business investment opportunities and our need to periodically access the capital markets, that the Board benefits from Mr. Eby's insights gained from his investment management experience. Mr. Eby is currently serving as a member of the Board's Audit Committee.

Admiral James O. Ellis, Jr. U.S. Navy (ret.) has been our director since March 2005. Since May 2005, Admiral Ellis has been the President and Chief Executive Officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, reporting directly to the Secretary of Defense, before retiring in July 2004 after 35 years of service in the U.S. Navy. In his Naval career, he held seven commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator, is a graduate of the U.S. Naval Test Pilot School and was qualified in the operation and maintenance of naval nuclear power plants. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation, a global security company and Inmarsat PLC, an owner and operator of geostationary satellites from which a wide range of voice and high-speed data services are provided. Admiral Ellis has over 40 years of experience in managing and leading large and complex technology-focused organizations, in large part as a result of serving for 35 years as an active duty member of the U.S. Navy. The Board selected Admiral Ellis to serve as a director because it believes that it benefits from his insights gained from his years of management and government experience as we continue to implement our business strategy and review various opportunities to grow our business with various federal, state and local governmental departments and agencies. Admiral Ellis is currently serving as the chairman of the Board's Nominating and Governance Committee.

Richard R. Jaros has been our director since June 1993 and served as our President from 1996 to 1997. Mr. Jaros has been a private investor for more than the past five years. Mr. Jaros served as our Executive Vice President from 1993 to 1996 and our Chief Financial Officer from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros was previously a director of Commonwealth, MidAmerican and RCN. Mr. Jaros has over 30 years of business, finance and general management experience gained from serving in various capacities with telecommunications, diversified and alternative energy companies. As part of that experience, Mr. Jaros has over 20 years of experience in serving as a member of the board of directors for various companies in the telecommunications industry. The Board selected Mr. Jaros to serve as a director because of his general business and finance experience, and that as a result of that experience, the Board believes he is familiar with many of the same issues that we face. Mr. Jaros has been involved in succession planning, compensation, employee management and the evaluation of acquisition opportunities. Mr. Jaros currently serves as the chairman of the Board's Compensation Committee.

Robert E. Julian has been our director since March 1998. Mr. Julian has been a private investor for more than the past five years. From 1992 to 1995, Mr. Julian served as our Executive Vice President and Chief Financial Officer. The Board selected Mr. Julian to serve as a director because of his more than 50 years of experience in finance, accounting and management, and that the Board benefits from his insights gained from that experience. Mr. Julian is currently serving as a member of the Board's Audit Committee, and formerly served as its chairman from 1998 until 2007.

Michael J. Mahoney has been our director since August 2007. Mr. Mahoney has been a private investor since March 2007. From 2000 until March 2007, Mr. Mahoney was the president and chief executive officer of Commonwealth. Prior to that, from 1997 until 2000, Mr. Mahoney was president and chief operating officer of RCN. Mr. Mahoney also served as president and chief operating officer of C-TEC Corporation from 1993 until 1997. Mr. Mahoney is a member of the Board of Directors of FairPoint Communications, Inc. and the Board of Trustees of Wilkes University. Mr. Mahoney has over 30 years of experience in leading and directing companies in the telecommunications industry, having most recently served as the Chief Executive Officer of Commonwealth. The Board selected Mr. Mahoney to serve as a director because it believes he has extensive experience related to the delivery of communications services to a wide variety of customers, and because he has run a communications company with many of the same issues that we face. As a former chief executive officer, Mr. Mahoney has been involved in strategic planning, operations, succession planning, compensation, employee management and the evaluation of acquisition opportunities. Mr. Mahoney is currently a member of the Board's Compensation Committee.

Rahul N. Merchant has been our director since September 2009. Mr. Merchant has been a partner at Exigen Capital, a private equity firm based in New York City since 2008. From 2006 until 2008, Mr. Merchant was Executive Vice President, Chief Information Officer and Member of the Executive Committee at Fannie Mae. In this role, he led and transformed Technology and Operations groups. Prior to joining Fannie Mae, Mr. Merchant was Senior Vice President and Chief Technology Officer at Merrill Lynch & Co. In this role, Mr. Merchant managed the global technology organization from 2000 until 2006. Mr. Merchant has also held senior leadership positions at Cooper Neff and Associates, Lehman Brothers, Sanwa Financial Products and Dresdner Bank. Mr. Merchant serves as a member of the Board of Directors at Fair Isaac Corporation (FICO) and Netuitive, Inc. He also serves on the board of advisors to the American India Foundation. Mr. Merchant was previously a director of Sun

Microsystems, Inc. Mr. Merchant has over 30 years of experience in finance, management and information technology. The Board selected Mr. Merchant to serve as a director because it believes that an important contributor to our future success is the continued development and implementation of information systems, and that the Board will benefit from Mr. Merchant's particular insights gained from his extensive information technology and management experience. Mr. Merchant is currently serving as a member of the Board's Audit Committee.

Charles C. Miller, III has been our Vice Chairman and Executive Vice President since February 2001. Mr. Miller has also been our director since February 2009. Mr. Miller was previously a director from February 2001 until May 2004. Prior to joining us, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987 until 1995. Mr. Miller has over 30 years of experience in strategy and corporate development for companies in the communications industry. The Board selected Mr. Miller to serve as a director because of his significant knowledge of the telecommunications industry and as our vice chairman and executive vice president responsible for strategy, corporate development and corporate communications, Mr. Miller brings a unique and valuable perspective to the Board for strategy and corporate development matters.

Arun Netravali has been our director since April 2003. Mr. Netravali has been the Managing Partner of OmniCapital Group LLC, a venture capital firm, since November 2004. Mr. Netravali was a private investor from April 2003 until November 2004. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs was the research and development organization for Lucent Technologies and is now part of Alcatel-Lucent. Mr. Netravali is a director of LSI Corporation, a leading provider of innovative silicon, systems and software technologies. Mr. Netravali has over 35 years of experience developing and evaluating technology in the communications industry. The Board selected Mr. Netravali to serve as a director because it believes he brings, among other things, valuable technology expertise to the Board. Mr. Netravali has deep technological expertise about our services and current technology, as well as our anticipated future technological needs and those of the industry. Mr. Netravali is currently a member of the Board's Compensation Committee.

John T. Reed has been our director since March 2003. Mr. Reed has been a private investor since February 2005. Mr. Reed is also a Director of Investors Real Estate Trust, a real estate investment trust. Mr. Reed is also Chairman of Boys Town, located in Boys Town, Nebraska. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed was also previously a director of Bridges Investment Fund, Inc., a mutual fund and First National Nebraska, Inc. The Board selected Mr. Reed to serve as a director because of his more than 40 years of experience in finance, accounting and management, and that the Board benefits from his insights gained from that experience. Mr. Reed is currently serving as the chairman of the Board's Audit Committee and is a member of the Board's Nominating and Governance Committee.

Michael B. Yanney has been our director since March 1998. He has served as Chairman of the Board of The Burlington Capital Group, LLC (formerly known as America First Companies L.L.C.) for more than the last five years. Mr. Yanney also served as President and Chief Executive Officer of The Burlington Capital Group, LLC. Mr. Yanney was previously a director of Burlington Northern Santa Fe Corporation and RCN. Mr. Yanney has over 50 years of business, finance and banking experience. The Board selected Mr. Yanney to serve as a director because of his more than 50 years of business experience and his extensive board and committee experience at both public and private companies. Mr. Yanney also provides the Board with a particularly valuable Eastern European vantage point, having conducted business in Eastern Europe for more than 30 years, which is useful for the development of our business in Eastern Europe. Mr. Yanney is currently a member of the Board's Nominating and Governance Committee.

Dr. Albert C. Yates has been our director since March 2005. Dr. Yates retired after 13 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank and Molson Coors Brewing Company. He currently serves as a director of Guaranty Bancorp, a bank holding company that operates 34 branches in Colorado through a single bank, Guaranty Bank and Trust Company, and StarTek, Inc., a leading provider of high value business process outsourcing services to the communications industry. Dr. Yates has over 40 years of experience in academia and management generally. The Board selected Dr. Yates to serve as a director because it believes that it benefits from his insights gained from his years of management experience and his prior senior positions in academia as we continue to implement our business strategy as well as his extensive board and committee experience at both public and private companies. Dr. Yates is currently a member of the Board's Compensation Committee.

Our Corporate Governance Guidelines provide that a director should not be nominated to a new term if he would be over age 73 at the time of the election, however, this limitation may be waived by the Board if the Board feels to do so would be in our interests. Each of Messrs. Scott and Yanney are being nominated for reelection at the 2011 Annual Meeting as a director although Mr. Scott is 79 and Mr. Yanney is 77. Mr. Scott has been a Level 3 director since 1964 and the Chairman of the Board since 1979 and Mr. Yanney has been a Level 3 director since 1998. Each has demonstrated tremendous energy and commitment to his Level 3 Board service. Messrs. Scott's and Yanney's knowledge and understanding of Level 3's business and their significant years of leadership for Level 3 are important to the Board in fulfilling its obligations to the stockholders. The Board has determined that it is in our interest that each of Messrs. Scott and Yanney stand for reelection as a Level 3 director.

The Board unanimously recommends a vote FOR the nominees named above.

Board Structure and Risk Oversight

Walter Scott, Jr., serves as our Chairman of the Board and James Q. Crowe serves as our CEO. The Board believes that independent oversight of management is an important component of an effective board of directors. The independent Board members have determined that the most effective Board leadership structure for Level 3 at the present time is for the CEO position to be separate from the Chairman of the Board position, a structure that has served us well for many years. The independent Board members believe that because the CEO is ultimately responsible for the day-to-day operation of Level 3 and for executing our strategy, and because our performance is an integral part of Board deliberations, the CEO should be an important part of the Board, but that under the current circumstances, a different individual act as Chairman of the Board. The Board retains the authority to modify this structure to best address our unique circumstances, and so advance the best interests of all stockholders, as and when appropriate.

The Board also believes, for the reasons set forth below, that its existing corporate governance practices also achieve independent oversight or management accountability. Our governance practices provide for strong independent leadership, independent discussion among directors and for independent evaluation of, and communication with, many members of senior management. These governance practices are reflected in our Corporate Governance Guidelines and the various Board committee charters, which are available on our website. Some of the relevant processes and other corporate governance practices include the following.

- The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the interests of Level 3 and our stockholders. The Board selects the senior management team, which is responsible for the day-to-day conduct of our business.
- Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.
- The Chairman of the Board and our CEO establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Each Board member is free to raise at any Board meeting subjects that are not on the agenda for that meeting.
- The Board reviews our long-term strategic plans during at least one Board meeting each year.
- The non-management directors periodically meet in executive session as a part of regularly scheduled Board meetings. The Chairman presides at these meetings, as he is not part of management.
- Directors have full and free access to our officers and employees. The Board welcomes regular attendance at each Board meeting of our senior officers.
- We conduct an orientation program for new directors as soon as practical following the meeting at which the new director is elected. This orientation includes presentations by senior management to familiarize new directors with our strategic plans, financial reporting, its principal officers, its auditing processes, and such other topics as the Board and/or the CEO feel are appropriate. All other directors are also invited to attend the orientation program.
- The Board is responsible for evaluating the performance of the CEO. The Compensation Committee of the Board is responsible for determining the compensation of the CEO, and evaluates the CEO's performance as it relates to his long and short term compensation goals.
- The Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively. The Chairman of the Board's Nominating and Governance Committee receives comments from all directors and reports to the Board with an assessment of the Board's performance.

The Board oversees our stockholders' interest in our long-term and overall success and our financial performance. The full Board is actively involved in overseeing risk management for us. It does so in part through its oversight of our top executives who supervise day-to-day risk management throughout Level 3. To the extent that these executives identify recurring themes or material risks, they are reported to and discussed by the Board.

In addition, each of our Board committees considers the risks within its areas of responsibilities. For example, the Audit Committee considers financial risk on a quarterly basis and recommends guidelines to various financial related exposures. The Audit Committee also reviews risks related to financial reporting. The Audit Committee discusses any material violations of our policies brought to its attention. Additionally, the outcome of our internal audit risk assessment is presented to the Audit Committee annually; this assessment identifies internal controls risks and drives the internal audit plan for the coming year. Material violations of our Code of Ethics and related corporate policies are reported to the Audit Committee and/or the Nominating and Governance Committee, depending on the subject matter and, as required, are reported to the full Board. The Compensation Committee reviews our overall compensation program and its effectiveness at both linking executive pay to performance and aligning the interests of our executives and our stockholders. The Nominating and Governance Committee reviews our governance programs on an annual basis.

Corporate Governance

We have Corporate Governance Guidelines that address the governance activities of the Board and include criteria for determining the independence of the members of our Board. These guidelines are in addition to the requirements of the Securities and Exchange Commission and The NASDAQ Stock Market. The Guidelines also include requirements for the standing committees of the Board, responsibilities for Board members and the annual evaluation of the Board's and its committees' effectiveness. The Corporate Governance Guidelines are available on our website at *www.level3.com*. At any time that these guidelines are not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Although we include references to our website, any information that is included in our website is not part of this Proxy Statement.

Independence

The Board also evaluates the independence of each director in accordance with applicable laws and regulations and its Corporate Governance Guidelines. Based on the recommendation of our Nominating and Governance Committee, the Board has determined that the following directors are "independent" as required by applicable laws and regulations, by the listing standards of The NASDAQ Stock Market and by the Board's Corporate Governance Guidelines: R. Douglas Bradbury, Douglas C. Eby, Admiral James O. Ellis, Jr., Richard R. Jaros, Robert E. Julian, Michael J. Mahoney, Rahul N. Merchant, Arun Netravali, John T. Reed, Walter Scott, Jr., Michael B. Yanney and Dr. Albert C. Yates. The Board has also concluded that all of the members of each of the Audit, Compensation and Nominating and Governance committees are "independent" in accordance with these same standards.

Code of Ethics

We have a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Current Report on Form 8-K.

Stockholder Communications with Directors

A stockholder who wishes to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3 should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

Board of Directors' Meetings

The Board had a total of nine meetings in 2010. In 2010, no director attended less than 75% of the meetings of the Board, and no director attended less than 75% of the meetings of the committees of which he was a member. In addition, the non-management directors met without any management directors or employees present four times during 2010. These meetings are chaired by Mr. Scott.

Although we do not have a formal policy, it is expected that our Board members will attend our annual meetings. All of our Board members attended our 2010 Annual Meeting of Stockholders, with the exception of Arun Netravali.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, except as described below, no person that was a director, executive officer or beneficial owner of more than 10% of the outstanding shares of our common stock failed to timely file all reports required under Section 16(a) of the Securities Exchange Act of 1934.

With respect to one open market sale transaction to generate cash proceeds to pay withholding taxes due as a result of the lapsing of restrictions on transfer for previously issued restricted stock units, as a result of a clerical error, our Executive Vice President and Chief Financial Officer, Sunit Patel, did not timely file a Form 4 to report that transaction.

Audit Committee

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent registered public accounting firm. The Audit Committee reviews the services provided by our independent registered public accounting firm, consults with the independent registered public accounting firm and reviews the need for internal auditing procedures and the adequacy of internal controls. The members of the Audit Committee are John T. Reed (Chairman), R. Douglas Bradbury, Douglas C. Eby, Robert E. Julian and Rahul N. Merchant. The Board has determined that the members of the Audit Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Board has determined that Mr. John T. Reed, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the SEC. In making the determination, the Board considered Mr. Reed's credentials and financial background and found that he was qualified to serve as the "financial expert." The Audit Committee met five times during 2010.

The Audit Committee has chosen KPMG LLP as our independent registered public accounting firm for 2011. As part of its responsibilities, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accountants in order to assure the public accountant's independence. The Audit Committee has adopted a pre-approval process with respect to the provision of audit and non-audit services to be performed by KPMG LLP. This pre-approval process requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by KPMG LLP. The Audit Committee establishes pre-approval fee levels for all services to be provided by KPMG LLP annually. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services may be granted pre-approvals within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee. Additionally, the Audit Committee may delegate either type of pre-approval authority to one or more of its members. A report, for informational purposes only, of any pre-approval decisions made by a single member of the Audit Committee is made to the full Audit Committee on at least a quarterly basis. One hundred percent of the services that required pre-approval by the Audit Committee received that approval.

One or more representatives of KPMG LLP will be present at the Annual Meeting. Although they will not make a statement at the meeting, they will be available to answer appropriate questions.

The Audit Committee operates pursuant to a written charter. A copy of the Audit Committee's charter is available on our website at *www.level3.com*. A copy of the Audit Committee's 2010 Report is included as Annex 1.

Compensation Committee

The Compensation Committee is responsible for overseeing our compensation strategy and policies to allow us to attract key employees and to determine that employees are rewarded appropriately for their contributions, that employees are motivated to achieve our objectives, that key employees are retained, and that such strategy and policies support our objectives, including the interests of our stockholders. The Compensation Committee also approves the salaries, bonuses and other compensation for all executive officers, and reviews and recommends to the full Board the compensation and benefits for non-employee directors. The members of the Compensation Committee are Richard R. Jaros (Chairman), Michael J. Mahoney, Arun Netravali and Dr. Albert C. Yates. The Board has determined that the members of the Compensation Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Compensation Committee met eight times in 2010.

Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis below. In addition, the Compensation Committee's report follows at the end of the Compensation Discussion and Analysis. The Compensation Committee operates pursuant to a written charter. A copy of the Compensation Committee's charter is available on our website at *www.level3.com*.

Compensation Committee Interlocks and Insider Participations

None of the members of the Compensation Committee is currently our officer or employee. Until 1997, Mr. Jaros was an officer of the company.

Nominating and Governance Committee

The Nominating and Governance Committee provides oversight and guidance to the Board to ensure that the membership, structure, policies, and practices of the Board and its committees facilitate the effective exercise of the Board's role in the governance of the company. The Committee (i) reviews and evaluates the policies and practices with respect to the size, composition, independence and functioning of the Board and its committees (ii) reflects those policies and practices in our Corporate Governance Guidelines, and (iii) evaluates the qualifications of, and recommends to the full Board, candidates for election as directors. The members of the Nominating and Governance Committee are Admiral James O. Ellis, Jr. (Chairman), John T. Reed and Michael B. Yanney. The Board has determined that the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Nominating and Governance Committee met two times in 2010.

The Nominating and Governance Committee operates pursuant to a written charter. A copy of the Nominating and Governance Committee's charter is available on our website at *www.level3.com*.

Additional Information for Submission of Nominations for Director

Our By-laws require that a stockholder who wishes to nominate an individual for election as a director at our Annual Meeting of Stockholders must give us advance written notice not less than 60 days prior to the anniversary date of the prior year's Annual Meeting of Stockholders and not more than 90 days prior to the anniversary date of the prior year's Annual Meeting of Stockholders, in connection with next year's Annual Meeting of Stockholders and must be a stockholder of record on the date of the giving of the required notice and on the record date for the determination of stockholders entitled to vote at that meeting.

The stockholder's notice must provide as to each person whom the stockholder proposes to nominate for election as a director:

- the name, age, business address and residence address of the person;
- the principal occupation or employment of the person;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and
- any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

In addition, as to the stockholder giving the notice, the stockholder must indicate:

- the name and record address of such stockholder;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;
- a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names and addresses) pursuant to which the nominations(s) are to be made by such stockholder;
- a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and
- any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

This notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. All notices must be delivered or mailed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Information About our Executive Officers

Set forth below is information as of March 15, 2011, about our executive officers other than Mr. Crowe and Mr. Miller. Our executive officers have been determined in accordance with the rules of the SEC.

Name	Age	Position
Jeff K. Storey	50	President and Chief Operating Officer
Sunit S. Patel	49	Executive Vice President and Chief Financial Officer
John M. Ryan	48	Executive Vice President, Chief Legal Officer and Secretary
Andrew Crouch	40	President Sales, Level 3 Communications, LLC
Eric J. Mortensen	52	Senior Vice President and Controller

Jeff K. Storey has been the President and Chief Operating Officer of Level 3 since December 2008. From December 2005 until May 2008, Mr. Storey, was President—Leucadia Telecommunications Group of Leucadia National Corporation, where he directed and managed Leucadia's investments in telecommunications companies. Prior to that, beginning in October 2002 Mr. Storey was President and Chief Executive Officer of WilTel Communications Group, LLC until its sale to the Company in December 2005. Prior to this position, Mr. Storey was Senior Vice President—Chief Operations Officer, Network for Williams Communications, Inc., where he had responsibility for all areas of operations for the company's communications network, including planning, engineering, field operations, service delivery and network management.

Sunit S. Patel has been Chief Financial Officer and an Executive Vice President of Level 3 since March 2008. Prior to that, Mr. Patel was Chief Financial Officer from May 2003 and a Group Vice President of Level 3 from March 2003 to March 2008. Prior to that, Mr. Patel was Chief Financial Officer of Looking Glass Networks, Inc., a provider of metropolitan fiber optic networks, from April 2000 until March 2003. Mr. Patel was Treasurer of WorldCom Inc. and MCIWorldcom Inc., each long distance telephone services providers from 1997 to March 2000. From 1994 to 1997, Mr. Patel was Treasurer of MFS.

John M. Ryan has been Executive Vice President, Chief Legal Officer and Secretary of Level 3 since February 2011. Mr. Ryan is responsible for Level 3's legal and regulatory functions worldwide. Prior to his current position, Mr. Ryan was Senior Vice President and Assistant Chief Legal Officer of Level 3 Communications, LLC from March 2007, responsible for the customer and vendor contracting groups and the public policy group. Mr. Ryan was a Senior Vice President within the Legal Department from June 2004, and was a Vice President in the Legal Department from December 1999 through June 2004. Prior to December 1999, Mr. Ryan was a partner and associate at Fraser Stryker Law Firm in Omaha, where his practice focused on the communications industry.

Andrew Crouch has been the President Sales for Level 3 Communications, LLC since August 2010. Prior to that, Mr. Crouch was President of the Wholesale Markets Group for Level 3 Communications, LLC from January 2008 until August 2010, after serving as Group Vice President of Sales for the Wholesale Markets Group beginning in April 2006. Prior to that, Mr. Crouch served as the Senior Vice President of the Carrier Channel from January 2005 to April 2006, and Senior Vice President of the Enterprise Voice Services from January 2004 to January 2005, all for Level 3 Communications, LLC. Mr. Crouch began his career at Level 3 Communications, LLC in November 2001 as the Senior Vice President of Sales for the Cable and ISP Channel and held this position until December 2003. Before joining Level 3, Mr. Crouch served as the Deputy General Manager within the Corporate Clients Division at British Telecom. He also served as the Vice President of Commercial

Operations for Concert Communications, a joint venture between British Telecom and AT&T from January 2000 to October 2001.

Eric J. Mortensen has been Senior Vice President and Controller of Level 3 since 2003. Prior to that, Mr. Mortensen was Vice President and Controller of Level 3 from 1999 to 2003 and was the Controller of Level 3 from 1997 to 1999. Prior to that, Mr. Mortensen was Controller and Assistant Controller of Kiewit Diversified Group for more than five years.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table, how these officers were compensated in 2010, and how this compensation furthers our established compensation philosophy and objectives. These officers are referred to as our Named Executive Officers.

In 2010, we made steady progress in the business, demonstrating growth in Core Network Services revenue over the course of the year. We achieved this revenue growth while also improving our gross margin, which contributed to growth in Consolidated Adjusted EBITDA from each quarter to the next during 2010.

In addition, our investments in our local markets began to show results in 2010. By May of 2010, we had completed 24 local market launches throughout the United States. In the second half of the year, we saw a turnaround in mid-market Core Network Services revenue, with growth of 1% from the second quarter to the third quarter, and 3% from the third quarter to the fourth quarter. Across the company, quota bearing sales headcount increased by more than 15% from 2009 to 2010. We believe that these results and actions taken during 2010 position us for what we believe will be growth in 2011.

As discussed more fully below, the Compensation Committee of the Board—or the Compensation Committee—makes all final decisions for the total direct compensation—that is, the base salary, bonus and stock-based long-term incentive awards—of our Named Executive Officers. Our compensation program seeks to achieve an efficient balance between competitive fixed salaries, short-term performance-based bonuses that provide the opportunity to earn above-market cash compensation for above-market performance, and long-term compensation that is tied to the performance of our common stock. We believe that each of these elements plays a meaningful role in a broad-based compensation program and work together to encourage sustainable performance while supporting our recruiting and retention needs.

With respect to discretionary performance-based compensation for 2010, the Compensation Committee focused on the achievement of our overall financial goals, including $2.8 billion in Core Network Services Revenue, $849 million in Communications Adjusted EBITDA, and above-budget Sustainable Free Cash Flow. In addition, our Named Executive Officers participated in the achievement of meaningful goals relating to improvements in customer experience and the completion of several liability management and capital markets activities. Consistent with past practice, our long-term incentive program for 2010 consisted in part of equity awards that derive value only to the extent that our Named Executive Officers produce above-market results over a multi-year performance period.

The Compensation Committee continues to emphasize the importance of flexibility and discretion in making its determinations in respect of Named Executive Officer compensation, which permits it to modify and adjust compensation arrangements as it deems necessary or appropriate in the face of unique market- or personnel-related circumstances. For more information regarding our compensation program generally and compensation decisions made in respect of our most recent fiscal year, please see "Determination of Total Compensation for 2010" below.

Compensation Philosophy

Core Beliefs. We believe that our success depends in large part on our ability to attract, retain and motivate qualified employees who possess the skills necessary to grow our business. In furtherance of these goals, management and our Compensation Committee believe that our compensation programs should reflect our compensation philosophy, which includes the following core beliefs:

- our employees should be rewarded fairly and competitively through a mix of base salary, short- and long-term incentives, benefits, career growth and development opportunities and a work environment that allows our employees to achieve results;
- our compensation programs should be flexible in order to meet the needs of our business and are reviewed as appropriate by our Compensation Committee;
- employee ownership demonstrates an economic stake in our business that aligns employees' interests with those of our stockholders;
- our compensation programs in particular for our more senior employees should be based heavily on creating long-term value, which we believe is best measured by stock price performance;
- our compensation programs are supported by an effective performance review and management process; and
- we provide an above-market total compensation opportunity for exceeding expected performance.

Assessment of Risk. The Compensation Committee is aware that compensation arrangements, if not properly designed, could encourage inappropriate or excessive risk-taking. In structuring our compensation programs and awards, the Compensation Committee seeks to avoid any material risk by balancing the use of short-term cash compensation with long-term, stock-based compensation that is intended to correlate with increases in long-term stockholder value. The Compensation Committee, in particular, recognizes that an over-emphasis on short-term cash-based incentives can potentially lead to inadequate prioritization of longer-term considerations.

The Compensation Committee believes that the short-term component of our Named Executive Officers' and our other employees' compensation, that is, annual cash incentive, does not encourage unnecessary or excessive risk-taking by these executives or our employees in general. Although each executive officer as well as each employee is eligible to receive a cash bonus under our bonus program, the payment of a bonus to any individual or the executive officers as a group is entirely at the discretion of our Compensation Committee.

The Compensation Committee also believes that for those executives and our other employees who participate in our long-term incentive, or LTI, program, the LTI program does not incentivize these participants to take unnecessary or excessive risks. In the Compensation Committee's view, the vesting schedule for our restricted stock units, or RSUs, and the three-year cliff vesting feature of our outperform stock appreciation units, or OSOs, serve as an incentive for our Named Executive Officers and other recipients of these awards to remain with us and to focus their efforts on all elements of our performance that influence long-term common stock price appreciation. We believe that having regular fixed award dates that are coupled with vesting requirements over a three-year or four-year period for RSUs and a three-year period for OSOs provides a recurring schedule of regular potential award payouts that encourage our executives and other LTI program participants to avoid taking actions to generate short-term gains that are to our long-term detriment.

Setting Executive Compensation

Based on our compensation philosophy and objectives, the Compensation Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve our business goals and reward the executives for achieving these goals.

Compensation decisions for our Named Executive Officers generally take place in February. At this time, the Compensation Committee determines:

- the base salary for the current year;
- the long-term incentive award levels for the award year;
- whether any bonus compensation will be paid for the recently completed year based upon our results as compared to the bonus program's goals and objectives and such other matters that the Compensation Committee determines to consider; and
- the goals and objectives for the bonus program for the current year.

The day-to-day design and administration of savings, health, welfare and paid-time-off plans and policies applicable to our employees in general and our Named Executive Officers are handled by teams of our Human Resources, Finance and Legal Department employees. The Compensation Committee (and in certain cases the entire Board) remains responsible for certain fundamental changes to these plans and policies outside of the day-to-day administrative requirements.

In making its determinations on compensation, the Compensation Committee considers, among other factors, the executive's experience, skills, job position and responsibilities, individual contribution, and prior and expected future performance, as well as retention needs, internal pay equity, and surveys of Peer Group data, which is used as a guideline, not as a benchmark.

For additional information relating to the Compensation Committee's decisions for 2010, please see the more detailed discussion below under the caption "*—2010 Executive Compensation Components.*"

Our Compensation Committee initially evaluates the performance of our Named Executive Officers as a team in meeting our overall corporate goals and objectives when determining salary, bonus and equity compensation. Individual performance targets or performance measures are not set for these Named Executive Officers. The determination of any payouts is at the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Compensation Committee's assessment of the executive team's overall performance in meeting our corporate goals and objectives.

Role of the Executive Officers. After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of each other Named Executive Officer's relative contribution to the team's overall performance, he provides to the Compensation Committee his recommendations for each such individual's base salary and short- and long-term incentive compensation. Mr. Crowe develops his recommendations by first applying his judgment to determine an appropriate distribution of base salary and incentive compensation among the Named Executive Officers. He then makes adjustments based on his subjective view of the individual's contribution based on the individual's role and/or whether the distribution is equitable. Mr. Crowe's recommendations, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. With respect to Mr. Crowe, the Compensation Committee establishes the base salary level and incentive compensation targets and amounts.

The Compensation Committee retained Towers Watson & Co. as its independent compensation consultant for its 2010 compensation determinations. Towers Watson does not provide any services to us other than advising the Compensation Committee. In addition, we do not retain any compensation consultants other than in connection with sales force commission plans and receiving advice with respect to broad-based plans that do not discriminate in favor of our executive officers or directors, such as our 401(k) plan and our health insurance plans.

In addition to providing information and analysis to the Compensation Committee, the Compensation Committee's consultant also provides the same information and analysis to Mr. Crowe, which in part informs his recommendations. With respect to 2010 compensation determinations, Mr. Crowe was also provided analyses that informed his recommendations by Mr. Thomas C. Stortz, who was the Executive Vice President, Chief Legal Officer and Secretary, Anthony S. Fogel, our Chief Human Resources Officer and Ms. Cathleen Chambliss, Senior Vice President responsible for compensation and benefits in our Human Resources Department. Through 2010, Mr. Stortz, as part of his duties, was the senior executive responsible for human resources matters. The Compensation Committee can exercise its discretion to implement, reject or modify any recommendations provided by any member of management, including Mr. Crowe.

Peer Group. In August 2009, the Compensation Committee modified the peer group of companies that it references. The modification was made as a result of the evolution of our business, our experience recruiting executive talent that indicates we often compete with communications companies for this talent, as well as the use by one or more institutional investors of a communications company peer group in assessing our performance. The Compensation Committee uses the peer group as an additional source of information in reviewing compensation decisions and overall compensation program design for our senior executives, including the Named Executive Officers. There were no changes in the companies included in our Peer Group for 2010.

The following companies are included in our Peer Group:

American Tower Corporation
Cablevision Systems Corporation
CenturyTel, Inc.
Crown Castle International Corp.
DISH Network Corporation
Embarq Corporation (purchased by CenturyTel)
Frontier Communications Corporation
Global Crossing Limited Windstream Corporation
Leap Wireless International Inc.
Liberty Global Inc.
MetroPCS Communications, Inc.
NII Holdings, Inc.
Qwest Corporation
Telephone and Data Systems, Inc.
tw telecom inc.
United States Cellular Corporation

To provide you with an indication of how Level 3 compares to the other members of the Peer Group, we note that as of the end of the most recent fiscal year for Level 3 and the other companies in the Peer Group, Level 3's percent ranking within the Peer Group for the metrics of total revenue, market capitalization, enterprise value, net income and EBITDA (earnings before interest, taxes, depreciation and amortization) was 63 percent, 5 percent, 42 percent, 6 percent and 30 percent, respectively.

Summary. Comparison information available in 2009, which was compiled from 2008 proxy statement information, was the latest compensation information from our Peer Group that was available to the Compensation Committee when it was making its determinations of the 2010 compensation for our Named Executive Officers. It is important to note that this information was not used as a target or to benchmark the compensation for our Named Executive Officers. When compared against the available 2009 information from our Peer Group, the Compensation Committee observed that the base salaries to be paid to our Named Executive Officers were generally at the 50th percentile of our Peer Group. Variations generally relate to the experience level of the individual and the fact that roles for a participating title may not match particularly well company to company.

A significant percentage of total target compensation for our Named Executive Officers is allocated to bonus and equity compensation as a result of the philosophy and objectives described above. We do not have a pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by its outside consultant as well as Mr. Crowe, Mr. Stortz, Mr. Fogel and Ms. Chambliss to determine the appropriate level and mix of base and incentive compensation. We also incorporate flexibility into our compensation programs and the assessment process to respond to and adjust for the evolving business and economic environment. Ultimately, however, the Compensation Committee exercises its full discretion to determine the allocation between cash and non-cash or short-term and long-term incentive compensation.

2010 Executive Compensation Components

Background Information

For the fiscal year ended December 31, 2010, the principal components of compensation for our Named Executive Officers were:

- base salary;
- discretionary cash bonuses; and
- long-term equity incentive compensation.

Our compensation elements simultaneously fulfill one or more of our compensation philosophy goals and objectives. Our base salary and bonus decisions are designed to reward annual achievements and to be commensurate with the executive's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. Our other elements of compensation—in particular our long-term incentive program—focus on motivating and challenging the executive to achieve superior, longer-term, sustained results.

Base Salary

We provide our Named Executive Officers with base salary to compensate them for services rendered during the year. Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility.

Bonus

Our cash bonus program, which we refer to as the Executive Bonus Program, is designed to reward our executives for the achievement of short-term financial and business goals. Although each executive officer is eligible to receive a bonus under our cash bonus program, the decision to pay a bonus to any individual or the officers as a group, and the actual level of the payment, is made by our Compensation Committee entirely at its discretion in light of all relevant factors after completion of the fiscal year.

In May 2010, our Compensation Committee determined the 2010 business goals and objectives for the bonus program, which included certain financial and strategic goals. During 2010, the Compensation Committee determined to reduce the bonus targets for the Named Executive Officers so that the target amounts would be more in line with the competitive marketplace. Bonuses for 2010 did not have a minimum payout or maximum cap.

Our Compensation Committee does not establish targets that if met by the Named Executive Officer or Officers automatically results in the payment of a bonus, or a portion of a bonus, to that individual or individuals. Instead, the Compensation Committee considers the satisfaction of a specific objective or goal as one factor that contributes to the exercise of the Compensation Committee's discretion to pay a bonus, and such goals are not intended as specific targets. It is the Compensation Committee's assessment of these measures or objectives after completion of the year, the Compensation Committee's determination of the percentage or level at which it determines to fund the bonus pool for the full employee base, and its assessment of the other factors that are described elsewhere in this Compensation Discussion and Analysis, that inform the Compensation Committee's exercise of its discretion in paying a bonus.

In addition, while goals and targets may be set, actual payout is determined by the Compensation Committee taking into account additional activities such as mergers, acquisitions, divestitures and capital markets activities, prevailing market and economic conditions and the subjective assessment of individual performance. Where performance is above the targeted level of performance, the Compensation Committee may elect to pay a bonus above the range of expected payouts. Performance goals are generally assigned a weighting which is not absolute in its application, but serves as a guideline to inform the Compensation Committee's determination of the bonus payment level. Ultimately, the Compensation Committee retains full discretion to adjust bonus payouts to prevent inappropriate results, taking into account the overall context of our results so that bonuses are neither too low nor too high.

Using the design principles described above for our Executive Bonus Program, in May 2010 the Compensation Committee set the following 2010 goals and objectives for the Executive Bonus Program, some of which were given more significant weighting than others:

- *Meet overall 2010 financial goals.* Performance against this goal is measured against 2010 budget targets, with substantial weight applied towards achievement of sustainable free cash flow targets and core network services revenue December exit run rate (that is, the amount of monthly core network services revenue as of the end of 2010). We defined sustainable free cash flow each quarter in 2010 as Adjusted EBITDA, less capital expenditures, less the average net cash interest expense for the trailing four quarters, plus/less average working capital for the trailing four quarters. This goal was given a 60 percent initial weighting by the Compensation Committee, which weighting did not change during the course of 2010.
- *Significantly improve the customer experience.* Performance against this goal is based on an assessment of customer satisfaction surveys and other internal company metrics that measure our customers' satisfaction with their experience in receiving services from Level 3. This goal was given a 30 percent initial weighting by the Compensation Committee, which weighting did not change during the course of 2010.
- *Ensure the company attracts and retains an appropriate workforce.* Performance against this goal is measured by an assessment of employee voluntary turnover rate and employee satisfaction. This goal was given a 10 percent initial weighting by the Compensation Committee, which weighting did not change during the course of 2010.

From time to time during the course of the year, the Compensation Committee reviews the business goals and objectives for the Executive Bonus Program that are then in effect to confirm that these goals and objectives remain appropriate. The Compensation Committee therefore reserves the right to make adjustments during the year to the goals and objectives or the relative weighting assigned to the goals and objectives. However, no changes were made during 2010 to the goals and objectives that are described above for the 2010 Executive Bonus Program.

Stock Awards

Background. Our Compensation Committee also believes that a critical component of our compensation philosophy is having the ability to provide appropriate incentives to employees through a long-term incentive program that is tied to stock price performance. Our current LTI program provides for two types of equity awards. The first type of equity award is a stock-indexed security referred to as an outperform stock appreciation right—or OSO—which is administered under our Level 3 Communications, Inc. Stock Plan—or the Stock Plan. The second type of equity award is restricted stock units—or RSUs—the restrictions on which lapse over a period of years, depending on the participant's continued employment and the terms of the specific grant, which is also administered under the Stock Plan. We believe that the use of OSOs and RSUs allows us to accomplish several objectives, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs.

Beginning in 2007, the Compensation Committee established the process of determining LTI award levels for a 12 month period beginning April 1 and continuing to March 31 of the subsequent year. For purposes of this Compensation Discussion and Analysis, we refer to this 12 month period for LTI awards as an Award Year.

To determine the annual long-term incentive program award pool for all participants in the RSU and OSO award programs during the 2010 Award Year, including the Named Executive Officers, in early 2010, the Compensation Committee considered several factors as a guideline, including the Shareholder Value Transfer methodology, the run rate and additional measures that the Compensation Committee determined were appropriate. "Run rate" refers to another measure of the annual dilution to stockholders from our grant of common stock based awards, and is defined as a fraction, the numerator of which is the shares issued pursuant to a plan and the denominator of which is the total shares outstanding.

The Shareholder Value Transfer methodology analyzes, as of the date of determination of the pool, the aggregate fair value or expense of long-term incentive awards as a percent of our total market capitalization, and is calculated on a gross basis without taking into account cancellations and forfeitures of awards. The Compensation Committee uses the Shareholder Value Transfer methodology in part because:

- the Compensation Committee believes that this methodology is effective in determining the economic trade-offs between different grant types—such as stock options versus restricted stock units;
- this methodology has the benefit of limiting the effect of stock price fluctuations on year-to-year grant levels—which under other methodologies could result in more shares being awarded when the common stock price is low and fewer shares being awarded when the common stock price is high;
- certain third party research firms use this methodology to formulate their recommendation as to whether stockholders should approve or reject the authorization of shares of common stock to be issued under a stock based long-term incentive plan; and
- this methodology also provides an additional measure of comparison to the members of our Peer Group.

For 2010, the Shareholder Value Transfer percentage used by the Compensation Committee as a guideline was approximately 1.5% of our market capitalization (as compared to a three-year average of 1.33% at the 75th percentile for the Peer Group), and the run rate was approximately 1.285%, both of which the Compensation Committee concluded was appropriate.

Given the overall downturn of the economy and the resulting stock trading levels in 2008 and 2009 as well as the subsequent economic recovery, management and the Compensation Committee's consultant believed companies would adopt a higher Shareholder Value Transfer percentage for 2010. Towers Watson noted for the Compensation Committee that the difference from the Peer Group in the three-year gross Shareholder Value Transfer percentage relates to the value of the OSOs, which are valued at approximately 130% of the award's face value, while most non-qualified options used by the companies in the Peer Group are valued at approximately 30 percent to 50 percent of face value. We note that the Shareholder Value Transfer amount may not represent the ultimate value actually delivered to the individual recipients over time, since the actual value is determined by the then current stock price at the time of settlement for OSOs or lapse of restrictions for RSUs.

The award level for each Named Executive Officer for the 2010 Award Year was determined by the Compensation Committee in its full discretion, using as a guideline competitive data from the Peer Group, as well as the general factors discussed above. The Compensation Committee will continue to review the effectiveness of our long-term incentive program in light of both changing market conditions and the changing complexion of our business and workforce.

OSOs. OSOs derive value from the appreciation of our common stock above a base price equal to the fair market value of our common stock on the date of grant as adjusted (but not below the initial base price) to reflect the change in value of the S&P 500® Index during the term of the OSO. Upon vesting and settlement, which for awards granted in 2010 will both occur on the third anniversary of the grant date, subject to continued employment, the holder will receive an amount equal to the "spread" between the adjusted base price and the price of our common stock multiplied by a "success multiplier," which ranges from 0 to 4 on a straight line basis to reflect the amount, ranging from 0% to 11%, by which our common stock outperforms the S&P 500® Index. OSOs are granted on a quarterly basis, and the Compensation Committee feels that the fixed settlement of the OSOs three years from the date of grant provides a meaningful holding period that supports the alignment of our LTI program with the interests of our stockholders.

RSUs. An RSU represents our agreement to issue to the employee shares of our common stock on the date that the restrictions lapse (or, in the Compensation Committee's discretion in connection with a change in control, cash), so long as the employee is employed on that date. RSUs are granted on a regular, fixed annual basis. The restrictions on RSUs generally lapse in equal annual installments over three or four years, depending on the employee's continued employment and the terms of the specific grant. When the restrictions lapse, the employee is issued the number of shares of common stock equal to the number of RSUs for which the restrictions have lapsed on that date.

Change in Control. Our OSOs generally settle upon a change in control of Level 3 Communications, Inc. In addition, the restrictions on our RSUs generally lapse upon a change of control. This acceleration is generally the only benefit automatically obtained upon a change of control by our Named Executive Officers and other employees who receive these awards. This type of benefit on a change of control is often referred to as a "single trigger" provision. A "double trigger" provision would require that the employee also have his or her position terminated or materially changed in order for the awards to accelerate.

The definition of what constitutes a "change of control" is set forth in our Stock Plan. The following summary is qualified in its entirety by reference to the full definition included in the Stock Plan. The definition of what constitutes a change of control in the Stock Plan can be summarized as follows.

- a change in ownership or control of Level 3 Communications, Inc. effected through a transaction or series of related transactions (other than an offering of our common stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934), other than Level 3 Communications, Inc. or any of its affiliates (as defined in the Stock Plan), or an employee benefit plan maintained by Level 3 Communications, Inc. or any of its affiliates, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of securities of Level 3 Communications, Inc. possessing more than fifty percent (50%) of the total combined voting power of Level 3 Communications, Inc.'s securities outstanding immediately after such acquisition; or

- the date upon which individuals who, as of May 20, 2010, constitute the Board of Directors of Level 3 Communications, Inc. (the "Incumbent Board"), cease for any reason to constitute at least a majority of the Board; *provided*, *however*, that any individual becoming a director subsequent to May 20, 2010, whose election, or nomination for election by the Level 3 Communications, Inc. stockholders, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board since May 20, 2010, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

- the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of Level 3 Communications, Inc. to any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934) other than Level 3 Communications, Inc.'s affiliates (as defined in the Stock Plan).

In addition, the Compensation Committee may, by a written determination prior to the consummation of an event or transaction, determine that such event or transaction does not constitute a Change in Control, provided that the Compensation Committee reasonably concludes that such event or transaction (i) is not likely to result in a significant change to the identities of the persons functioning as our senior management, either immediately or in the foreseeable future (it being understood that the Compensation Committee need not conclude that no changes in our senior management are likely to occur), and (ii) is not likely to result in control of the Board (or a significant portion of the Board's functions) being transferred to a single person or entity, either immediately or in the foreseeable future, with certain specified exceptions.

We also have a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i), so that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended. In the event that there is a change in control as defined by the Stock Plan that does not qualify as a change in control event under Section 409A, if the employee undergoes a separation from service on account of his or her termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the Stock Plan.

We have a so-called "single" trigger acceleration for equity awards for the following reasons:

- Single trigger vesting ensures that ongoing employees are treated the same as terminated employees with respect to outstanding equity grants.

- Single trigger vesting provides employees with the same opportunities as stockholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the transaction.

- The employing company that made the original equity grant will no longer exist after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success.

- Single trigger vesting on performance-contingent equity, in particular, is appropriate given the difficulty of replicating the underlying performance goals.

- Single trigger vesting serves to support the compelling business need to retain key employees during the uncertain times preceding a change in control.
- A single trigger on equity vesting can be a powerful retention device during change in control discussions, especially for more senior executives where equity represents a significant portion of their total pay package.

Modifications Generally. From time to time, our Compensation Committee evaluates all elements of our LTI programs. Our Compensation Committee from time to time may make changes to any or all of the elements of these programs to reflect the changing needs related to attracting, retaining and motivating our Named Executive Officers. These changes may be based, in part, on market conditions and the LTI program of competitors. Management and the Compensation Committee regularly review our compensation programs to determine whether these programs are accomplishing our goals in the most cost-effective manner.

Determination of Total Compensation for 2010

Base Salary

In February 2010, the Compensation Committee reviewed the 2010 base salary for Mr. Crowe and the base salaries for the other Named Executive Officers for 2010, which were based on recommendations by Mr. Crowe. No adjustments were made to the base salaries of the Named Executive Officers for 2010.

We believe that Mr. Crowe's salary as a multiple of the other Named Executive Officers' salaries is in line with traditional multiples for the chief executive officer. The Compensation Committee also believes that the differences are explained by the positions that the individuals hold and are based on individual performance evaluations only to the extent described above.

Bonus

In determining the 2010 bonus compensation for the Named Executive Officers, the Compensation Committee considered these Named Executive Officers' performance as a group against the objectives described above. These results included the following items.

Meet overall 2010 financial goals. The following table summarizes our Board of Directors approved budget targets, which in some cases are equal to our publicly issued guidance, as well as our actual results for 2010.

Metric ($ in millions)	**2010 Communications Budget**	**2010 Communications Full Year Results**
Core Network Services revenue	$2,823	$2,827
Communications Adjusted EBITDA	$ 810	$ 849
December Core Network Services Run Rate	$ 240	$ 240
Sustainable Free Cash Flow	$ (85)	$ (68)

The actual results for 2010 for Core Network Services revenue were approximately 100% of budget. Communications Adjusted EBITDA, the metric that was given the highest weighting by the Compensation Committee, was approximately 105% of budget. December Core Network Services Run Rate was 100% of budget. Sustainable Free Cash Flow for 2010 was approximately $17 million favorable to budget.

Significantly improve the customer experience. During the course of the year, our performance against this goal was measured by various customer satisfaction survey data. During this period, we experienced (i) a 25% increase in the number of customers indicating that their overall satisfaction with our service issue resolution was in the two highest categories on our five category survey, (ii) a 15% increase in the number of customers indicating that their overall satisfaction was in the lowest two categories of our five category survey, (iii) an 18% decrease in the number of customers indicating that their overall satisfaction with our ordering and installation process was in the two highest categories on our five category survey, and (iv) a 25% increase in the number of customers indicating that their overall satisfaction was in the lowest two categories of our five category survey.

Ensure the company attracts and retains an appropriate workforce. Given the nature of this objective, no specific quantitative targets were established by the Compensation Committee. The Compensation Committee agreed with management's assessment that we have been able to attract and retain the appropriate workforce, based in part on the review of our overall voluntary turnover rate and the rate of voluntary termination by employees who were rated in the two highest of the five total categories of our job performance measures as well as the rate of voluntary termination of vice presidents and above.

In addition to the review of these factors, the Compensation Committee also considered liability management and capital markets activities completed during 2010. These activities, and the associated changes to our balance sheet, can be summarized as follows.

- The sale of $640 million aggregate principal amount of 10% Senior Notes due 2018 in a private offering. The notes were priced to investors at 97.982% of their principal amount.
- The completion of Level 3 Financing, Inc.'s tender offer and consent solicitation for its 12.25% Senior Notes due 2013. An aggregate of $546,912,000 principal amount of these notes were validly tendered in the tender offer.
- The redemption of $171,800,000 aggregate principal amount of our 10% Convertible Senior Notes due 2011 at a redemption price of $1,016.70 per $1,000.00 principal amount, plus accrued and unpaid interest. These notes had a maturity date of May 1, 2011.
- The sale of $201 million aggregate principal amount of our 6.5% Convertible Senior Notes due 2016 in an underwritten offering. These convertible senior notes are convertible into our common stock at an initial conversion price of $1.235 per share.
- During 2010, we purchased an aggregate of $7.4 million principal amount of debt for an aggregate of $7.3 million plus accrued and unpaid interest. As a result of these repurchases, we saved interest expense of $500,000 in 2010.

The Compensation Committee, as well as the full Board of Directors, continues to be satisfied with Mr. Crowe's leadership of the company and his performance during 2010. While we achieved many of the financial measures for the "Meet overall 2010 financial goals" objective, the Compensation Committee also believes that the percentage growth rate of quarter over quarter Core Network Services revenue did not reach a level that was satisfactory until the end of 2010. In addition, the Compensation Committee was not satisfied with the decrease in our overall customer satisfaction survey results that related to our ordering and installation process. The Compensation Committee determined, however, that 2010 was an important year in terms of operational improvements and financial achievements as well as the capital markets and liability management transactions completed during the year. It was these beliefs and the Compensation Committee's assessment of the company's performance against the objectives described above that informed the Compensation Committee's determination of the level at which to fund the bonus pool for the broad employee base. As a result, the Compensation Committee concluded that Mr. Crowe and the other Named Executive Officers should be compensated accordingly.

Based on the successes described above, the Committee approved the payment of bonuses as indicated in the table below:

Name	Bonus
James Q. Crowe	$1,141,000
Sunit S. Patel	$ 380,000
Jeff K. Storey	$ 506,000
Charles C. Miller, III	$ 404,000
Thomas C. Stortz	$ 380,000

Stock Based Awards.

Grant Decisions for the 2010 Award Year. At the beginning of the 2010 Award Year, a fixed annual award number was determined for RSUs and OSOs for each eligible employee, consistent with the Compensation Committee's practices. The Compensation Committee also used as a guideline in determining the award levels competitive data from our Peer Group. While the award numbers are fixed for the applicable Award Year, the Compensation Committee reserves the right to make changes to this program—including the fixed award amounts—as conditions in the market or our business require; however, these fixed amounts were not adjusted during the 2010 Award Year

For the determination of LTI award levels, we do not set individual performance targets or performance measures for our Named Executive Officers. The determination of any award levels for all Named Executive Officers is in the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Shareholder Value Transfer methodology and the resulting run rate as well as the executive team's overall performance as assessed by the Compensation Committee. After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of the relative contribution of the other Named Executive Officers to the team's overall performance, he provides to the Compensation Committee his recommendations for each individual's LTI award level. Mr. Crowe develops his recommendations by first applying his judgment to what is an appropriate distribution of LTI awards among the Named Executive Officers and then he may make adjustments based on his personal subjective view of the individual's contribution through the individual's role and/or whether the distribution is equitable. Mr. Crowe's adjustments, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. The Compensation Committee establishes the level of LTI awards for Mr. Crowe.

Each Named Executive Officer had the following award levels for the 2010 Award Year, some of which were awarded during 2010 and some of which will be awarded during 2011, since the Award Year begins on April 1 and runs through March 31 of the following calendar year.

Name	RSUs	OSOs
James Q. Crowe	1,393,640	1,393,640
Sunit S. Patel	467,884	467,884
Jeff K. Storey	802,088	802,088
Charles C. Miller, III	512,444	512,444
Thomas C. Stortz	467,884	467,884

As participants in our LTI program during calendar year 2010, each Named Executive Officer received the RSUs and OSOs indicated in the table below. These awards were made during a portion of the 2009 Award Year and a portion of the 2010 Award Year.

Name	RSUs	OSOs
James Q. Crowe	1,682,474	1,334,064
Sunit S. Patel	544,909	427,938
Jeff K. Storey	927,713	727,191
Charles C. Miller, III	610,568	482,457
Thomas C. Stortz	549,724	432,753

Given Mr. Crowe's and the other Named Executive Officers' roles in leading Level 3 during 2010 and the challenges and achievements for the year, the Compensation Committee considers the total remuneration provided to the Named Executive Officers for 2010 to be appropriate.

Other Compensatory Benefits

As salaried, U.S.-based employees, the Named Executive Officers participate in a variety of health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Perquisites

We limit the perquisites that we make available to our Named Executive Officers. With the exception of the personal use of our corporate aircraft—which is discussed below—our Named Executive Officers are entitled to no benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide company vehicles, club memberships, financial consulting, pension arrangements, post-retirement health coverage, or similar benefits for our Named Executive Officers or other employees.

We provide our Named Executive Officers personal use of our corporate aircraft because we believe that this benefit generally affords us increased security and allows our executives to work more efficiently and productively when traveling for personal reasons. For personal use of our corporate aircraft by Messrs. Crowe and Storey, we impute income as described below. For all other Named Executive Officers, any personal use of our corporate aircraft is pursuant to an Aircraft Time-Share Agreement, pursuant to which the Named Executive Officer is responsible to reimburse us for our incremental cost of providing his personal use of the corporate aircraft. For the Named Executive Officers other than Messrs. Crowe and Storey, when a guest accompanies the Named Executive Officer on business travel and when required by applicable Internal Revenue Service regulations, we impute as income to that executive the cost of that additional travel.

For Mr. Crowe and Mr. Storey, we impute as income the cost of personal travel as well as when required by Internal Revenue Service regulations the personal travel of any guest that accompanies Mr. Crowe or Mr. Storey. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. For 2010, Mr. Crowe had $111,056 of imputed income and Mr. Storey had $7,926 of imputed income. These amounts differ from the amounts disclosed in the Summary Compensation Table below, which we have calculated as $218,720 and $16,757, for Mr. Crowe and Mr. Storey, respectively, which represents our incremental cost to provide the benefit.

Prior to 2010, Mr. Crowe reimbursed us pursuant to an Aircraft Time-Share Agreement for our incremental cost of providing his personal use of our corporate aircraft. The Compensation Committee determined to revisit the policy and, after considering both the cash-flow and tax implications to

Mr. Crowe and the Company, the reasons described above for permitting our Named Executive Officers to use the corporate aircraft when traveling on personal business and the practices of our Peer Group as additional guidance, the Compensation Committee determined that imputing income to Mr. Crowe for his personal use of the corporate aircraft was appropriate. The Compensation Committee has also determined to apply this revised policy to Mr. Storey's personal use of our corporate aircraft. The Compensation Committee intends to review this policy at least annually.

Post-Employment Compensation

Pension Benefits. We do not provide pension arrangements or post-retirement health coverage for our Named Executive Officers. Our Named Executive Officers, as well as all of our U.S.-based employees, are eligible to participate in our 401(k) plan. We provide a matching contribution to all participants in the 401(k) plan, including our Named Executive Officers, through units in the Level 3 Stock Fund. For 2010, we matched up to 100% of 3% of eligible earnings, or regulatory limits if lower, for the balance of the year. Neither our Named Executive Officers nor our other employees are able to purchase units in the Level 3 Stock Fund. Other than Mr. Storey, all of our Named Executive Officers have more than three years of service with us, and as a result, each of the Named Executive Officers, other than Mr. Storey, is fully vested in the units of the Level 3 Stock Fund in his 401(k) plan account. Mr. Storey is 66% vested based upon his years of service with us as of December 31, 2010.

For the year ended December 31, 2010, the Compensation Committee did not approve a discretionary grant to the 401(k) share accounts of qualifying U.S.-based employees, including all of the Named Executive Officers. Historically, this discretionary grant, if made, has been in the form of units in the Level 3 Stock Fund. The Compensation Committee determined that based on our performance in 2010 and the price for our common stock at December 31, 2010, that the large number of shares of our common stock that would be necessary to fund this discretionary grant, that is, the dilution, that a discretionary grant to the 401(k) share accounts would not be appropriate at this time.

Retirement Benefit. Upon a Named Executive Officer's retirement in accordance with our retirement program, the restrictions on all outstanding RSUs lapse and OSOs are retained by the individual until those OSOs settle on the third anniversary of their grant, provided that the OSO then has a positive value.

Stortz Retirement. On February 16, 2011, Mr. Stortz and Level 3 Communications, LLC—or Level 3 LLC—on behalf of its parent and affiliates entered into a Retirement Agreement and General Release, providing for his retirement to be effective April 1, 2011. In connection with his retirement, Mr. Stortz will receive no later than June 6, 2011, a lump sum amount equal to $712,500, which represents eighteen months of his base salary. In addition, if Level 3 LLC pays a discretionary bonus to its current employee base for calendar year 2011, Mr. Stortz will be eligible to receive 25% of his targeted bonus amount of $475,000, multiplied by the percentage to which Level 3 LLC funds any such discretionary bonus for calendar year 2011.

In exchange for the benefits offered in the Agreement, Mr. Stortz provided to Level 3 LLC a general release with respect to any claims arising out of his employment or retirement. Mr. Stortz also agreed to customary non-solicitation, no-hire, non-interference, and non-competition covenants for a period of 12 months from April 1, 2011.

In accordance with the current retirement benefit program and the terms of the applicable OSO award agreements, the 1,032,247 unvested and outstanding OSOs held by Mr. Stortz will remain outstanding and eligible to settle following his retirement. As of February 17, 2011, the OSOs had a value of $335,642.75. Also in accordance with the current retirement benefit program and the terms of the applicable RSU award agreements, the restrictions on Mr. Stortz's outstanding 773,779 RSUs will all lapse on April 1, 2011, and such RSUs will settle in shares upon the six-month anniversary of his retirement. As of February 17, 2011, the shares of the Company's common stock underlying these RSUs had a value of $1,091,028.39.

Nonqualified Deferred Compensation. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Other Post-Employment Payments. All of our Named Executive Officers are employees-at-will and as such do not have employment contracts with us.

Stock Ownership Guidelines

The Compensation Committee has adopted guidelines for ownership of our common stock for our senior executives. The Compensation Committee reviews these guidelines at least annually, and may update or modify them based on a variety of factors including the composition of our senior management team and stock market conditions. Stock held by the individual, his or her spouse and minor children, along with shares of our common stock held in the individual's 401(k) Plan account and in trusts for the benefit of these individuals, will be included for purposes of determining the individual's satisfaction of the ownership guidelines. The guidelines for 2010 were as follows:

CEO	1,000,000
COO and President/Vice Chairman	500,000
Chief Legal Officer/Chief Financial Officer	250,000
President level officer	150,000
Members of Board of Directors	50,000

The Compensation Committee has concluded that grants of restricted stock or restricted stock units will not be made to assist individuals in meeting the ownership guidelines. In addition, the Compensation Committee has concluded not to force individuals to make either private or open market purchases of our common stock to meet the ownership guidelines. Rather, the Compensation Committee has concluded that after a period of 5 years beginning on the later of (a) the date that the individual is elected to the relevant position and (b) February 2007, if the individual was serving in the position in February 2007, until such time as the individual is in compliance with these guidelines, 25% of the shares of our common stock issuable upon any OSO exercise or settlement or upon the settlement of restricted stock unit should be held by the individual in the form of shares of our common stock until such time as the guideline has been met. The failure of an individual to make a good faith effort to meet the guidelines in a timely manner and to maintain their compliance with the guidelines will be a significant factor in the Compensation Committee's and senior management's determinations of the individual's future bonus payments and long-term incentive compensation awards.

Effective February 2011, the Board of Directors, based on a joint recommendation of the Compensation Committee and the Board's Nominating and Governance Committee, increased the stock ownership guideline for non-employee members of the Board of Directors to 300,000 shares.

Potential Effect on Compensation from Executive Misconduct

If our Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limit, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of our financial results, seeking reimbursement of any compensation paid or awarded to the executive that is greater than what would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Section 162(m) of the Internal Revenue Code

The Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m) of the Internal Revenue Code of 1986, or the Code, when making compensation decisions for our Named Executive Officers. Generally, Section 162(m) limits the amount of compensation that a public company can deduct for federal income tax purposes to the extent that the compensation is greater than $1.0 million and does not fall within that section's exemptions. Our OSO program is intended to meet the requirements for "qualified performance-based compensation" exempt from these deductibility limitations. Our bonus program, however, would not qualify for the exemptions contained in Section 162(m). The Compensation Committee does not believe it is advisable to adopt a strict policy against paying nondeductible compensation, and may do so in appropriate circumstances. While the Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m), at the present time, the Compensation Committee's determination with respect to the payment of compensation to our Named Executive Officers is not affected by this tax deductibility limitation.

Compensation Committee Report

The Compensation Committee of the Board has reviewed this Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to our Board that this Compensation Discussion and Analysis be included in Level 3's Form 10-K for the year ended December 31, 2010 and Level 3's Proxy Statement with respect to the 2011 Annual Meeting of Stockholders. This report is provided by the following independent directors, who comprise the committee:

Richard R. Jaros (Chairman)
Michael J. Mahoney
Arun Netravali
Albert C. Yates

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
James Q. Crowe	2010	$815,000	$1,141,000	$1,960,984	$2,255,214	$226,070	$6,398,268
Chief Executive Officer	2009	$815,000	$ 800,000	$1,184,218	$1,355,383	$ 16,500	$4,171,101
	2008	$812,692	$1,800,000	$1,195,970	$1,724,933	$ 15,500	$5,549,095
Sunit S. Patel	2010	$475,000	$ 380,000	$ 627,842	$ 717,501	$ 7,350	$2,207,693
Chief Financial Officer	2009	$475,000	$ 260,000	$ 315,803	$ 361,448	$ 16,500	$1,428,751
	2008	$438,846	$ 650,000	$1,077,731	$ 473,995	$ 15,500	$2,656,072
Jeff K. Storey(3)	2010	$550,000	$ 506,000	$1,066,482	$1,217,247	$ 24,107	$3,363,836
President & Chief Operating Officer	2009	$550,000	$ 330,000	$ 795,063	$ 589,509	$ 79,164	$2,343,736
	2008	$ 31,731	$ 275,000	—	—	—	$ 306,731
Charles C. Miller, III	2010	$505,000	$ 404,000	$ 708,694	$ 813,187	$ 7,350	$2,438,231
Executive VP & Vice Chairman	2009	$505,000	$ 280,000	$ 402,307	$ 460,456	$ 16,500	$1,664,263
	2008	$502,692	$ 630,000	$ 424,282	$ 611,315	$ 15,500	$2,183,789
Thomas C. Stortz	2010	$475,000	$ 380,000	$ 635,209	$ 727,070	$ 7,350	$2,224,629
Executive VP & Chief Legal Officer	2009	$475,000	$ 260,000	$ 335,544	$ 384,045	$ 16,500	$1,471,089
	2008	$471,154	$ 620,000	$1,148,574	$ 504,147	$ 15,500	$2,759,375

(1) We award both restricted stock units ("RSUs"), and outperform stock appreciation rights ("OSOs"), as part of our long-term incentive program. These awards vest over a number of years. When an award is made, the fair value of all shares granted, regardless of vesting schedules, is determined. For RSUs, fair value is calculated using the closing price of our common stock on the day before the grant, and for OSOs, fair value is calculated using a formula based methodology. These columns represent the full grant date fair value of the RSUs and OSOs awarded to the Named Executive Officer. For additional information relating to the assumptions made by us in valuing these awards for 2010, refer to note 12 of our financial statements in our Form 10-K for the year ended December 31, 2010, as filed with the SEC.

(2) This column includes $7,350, $16,500 ($15,231 for Mr. Storey) and $15,500 of company matching contributions to the Named Executive Officer's 401(k) plan account for 2010, 2009 and 2008, respectively. These contributions were made in the form of units of the Level 3 Stock Fund.

For Mr. Crowe and Mr. Storey, amounts in this column include $218,720 and $16,757 related to their respective personal use of our aircraft pursuant to the arrangement described above under the caption "Compensation Discussion and Analysis—*Determination of Total Compensation for 2010—Other Compensatory Benefits—Perquisites.*" The calculation of the amounts set forth in the table for personal use of our aircraft by Messrs. Crowe and Storey is based on our incremental cost relating to their use of the aircraft, which includes only the variable costs incurred as a result of personal flight activity, including fuel, oil, lubricants, other additives, travel expenses of the crew, including food, lodging and ground transportation, hanger and tie-down costs away from the aircraft's base of operations, insurance obtained for the specific flight, landing fees, airport taxes and similar assessments, customs, foreign permit and similar fees directly related to the flight, in-flight food and beverages, passenger ground transportation, and flight planning and weather contract services. It excludes non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there were any personal use of aircraft.

(3) Mr. Storey joined Level 3 in December 2008.

Grants of Plan-Based Awards in 2010

This table provides the following information about equity granted to the Named Executive Officers in 2010: (1) the grant date; (2) the number of shares underlying the RSUs awarded to the Named Executive Officers (3) the number of shares underlying OSOs awarded to the Named Executive Officers, (4) the initial strike price of the OSOs, which reflects the closing price of our common stock on the date prior to the grant date and (5) the grant date fair value of each equity award.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (1)	All Other Option Awards: Number of Securities Underlying Options (2)	Exercise or Base Price of Option Awards (3)	Grant Date Fair Value of Stock and Option Awards (4)
James Q. Crowe	1/1/2010		96,278	$1.53	$ 194,738
	2/1/2010		96,278	$1.39	$ 176,919
	3/1/2010		96,278	$1.59	$ 202,374
	4/1/2010		348,410	$1.62	$ 746,169
	7/1/2010		348,410	$1.09	$ 502,052
	10/1/2010		348,410	$0.94	$ 432,962
	1/1/2010	288,834			$ 441,916
	7/1/2010	1,393,640			$1,519,068
Sunit S. Patel	1/1/2010		25,675	$1.53	$ 51,932
	2/1/2010		25,675	$1.39	$ 47,180
	3/1/2010		25,675	$1.59	$ 53,968
	4/1/2010		116,971	$1.62	$ 250,510
	7/1/2010		116,971	$1.09	$ 168,553
	10/1/2010		116,971	$0.94	$ 145,358
	1/1/2010	77,025			$ 117,848
	7/1/2010	467,884			$ 509,994
Jeff K. Storey	1/1/2010		41,875	$1.53	$ 84,699
	2/1/2010		41,875	$1.39	$ 76,949
	3/1/2010		41,875	$1.59	$ 88,020
	4/1/2010		200,522	$1.62	$ 429,446
	7/1/2010		200,522	$1.09	$ 288,948
	10/1/2010		200,522	$0.94	$ 249,185
	1/1/2010	125,625			$ 192,206
	7/1/2010	802,088			$ 874,276
Charles C. Miller, III	1/1/2010		32,708	$1.53	$ 66,157
	2/1/2010		32,708	$1.39	$ 60,104
	3/1/2010		32,708	$1.59	$ 68,752
	4/1/2010		128,111	$1.62	$ 274,368
	7/1/2010		128,111	$1.09	$ 184,605
	10/1/2010		128,111	$0.94	$ 159,201
	1/1/2010	98,124			$ 150,130
	7/1/2010	512,444			$ 558,564

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (1)	All Other Option Awards: Number of Securities Underlying Options (2)	Exercise or Base Price of Option Awards (3)	Grant Date Fair Value of Stock and Option Awards (4)
Thomas C. Stortz	1/1/2010		27,280	$1.53	$ 55,178
	2/1/2010		27,280	$1.39	$ 50,129
	3/1/2010		27,280	$1.59	$ 57,342
	4/1/2010		116,971	$1.62	$ 250,510
	7/1/2010		116,971	$1.09	$ 168,553
	10/1/2010		116,971	$0.94	$ 145,358
	1/1/2010	81,840			$ 125,215
	7/1/2010	467,884			$ 509,994

(1) This column shows the number of RSUs granted in 2010 to the Named Executive Officers. Each of these grants of RSUs will vest and settle in shares in four equal installments on the first, second, third and fourth anniversaries of the date of grant.

(2) This column shows the number of OSOs granted in 2010 to the Named Executive Officers. The number of shares issued upon settlement of OSOs is subject to increase or decrease based on the relative performance of our common stock when compared with the performance of the S&P 500® Index over the period between the date of grant of the OSO and the date immediately preceding the date of settlement. For details on the formula to determine the number of shares of our common stock that are issued upon settlement of vested OSOs, please see the discussion under the caption "2010 Executive Compensation Components—Stock Awards—OSOs," above. OSO awards provide for acceleration of settlement in the event of a change of control as defined in our Level 3 Communications, Inc. Stock Plan.

(3) OSOs have an initial base price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This base price is adjusted over time until the settlement date (but not below the initial base price) to reflect the percentage appreciation or depreciation in the value of the S&P 500® Index during the term of the OSO. For details on the formula to determine the adjustment to the Initial Price for OSOs, please see the discussion under the caption "2010 Executive Compensation Components—Stock Awards—OSOs," above.

(4) This column shows the full grant date fair value of RSUs and the full grant date fair value of OSOs granted to the Named Executive Officers in 2010. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule. For purposes of the RSUs, fair value is calculated using the closing price of our stock the day before the grant date of $1.53 for January 1, 2010 and $1.09 for July 1, 2010. For purposes of the OSOs, the fair value is calculated using a calculation value factor of:

January 1, 2010	$2.02
February 1, 2010	$1.84
March 1, 2010	$2.10
April 1, 2010	$2.14
July 1, 2010	$1.44
October 1, 2010	$1.24

For additional information on the valuation assumptions with respect to the 2010 grants, refer to note 12 of our financial statements in our Form 10-K for the year ended December 31, 2010, as filed with the SEC.

Outstanding Equity Awards at 2010 Fiscal Year End

The following table provides information on the current holdings of OSOs and RSUs by the Named Executive Officers. This table includes unvested OSOs and unvested RSUs. Each grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is shown following this table, based on the award grant date. For additional information about the OSO and RSU awards, see the descriptions under the caption "2010 Executive Compensation Components—Stock Awards" above. Because the number of shares underlying any OSO is subject to change by way of a formulaic multiplier based upon the performance of our common stock relative to the performance of the S&P 500® Index, a zero included in the columns titled Number of Securities Underlying Unexercised Options indicates that the OSOs comprising those specific grants have a zero multiplier resulting in a zero dollar value ($0) at December 31, 2010, indicating that our common stock price had not outperformed the S&P 500® Index from the grant date of these OSOs through December 31, 2010.

	Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
James Q. Crowe	1/1/2008	0	0	$3.04	1/1/2011	49,059(a)	$ 48,078
	2/1/2008	0	0	$3.44	2/1/2011	24,529(b)	$ 24,038
	3/1/2008	0	0	$2.23	3/1/2011	24,529(c)	$ 24,038
	4/1/2008	0	0	$2.12	4/1/2011	49,058(d)	$ 48,077
	5/1/2008	0	0	$2.97	5/1/2011	57,766(e)	$ 56,611
	6/1/2008	0	0	$3.43	6/1/2011	57,766(f)	$ 56,611
	7/1/2008	0	0	$2.95	7/1/2011	57,766(g)	$ 56,611
	8/1/2008	0	0	$3.40	8/1/2011	86,649(h)	$ 84,916
	9/1/2008	0	0	$3.43	9/1/2011	216,625(i)	$ 212,293
	10/1/2008	0	0	$2.91	10/1/2011	216,625(j)	$ 212,293
	11/1/2008	0	0	$1.36	11/1/2011	216,625(k)	$ 212,293
	12/1/2008	0	0	$1.32	12/1/2011	288,834(l)	$ 283,057
	1/1/2009	0	0	$0.97	1/1/2012	1,393,640(m)	$1,365,767
	2/1/2009	0	0	$1.52	2/1/2012		
	3/1/2009	0	0	$1.37	3/1/2012		
	4/1/2009	0	0	$1.45	4/1/2012		
	5/1/2009	0	0	$1.61	5/1/2012		
	6/1/2009	0	0	$1.46	6/1/2012		
	7/1/2009	0	0	$2.06	7/1/2012		
	8/1/2009	0	0	$1.56	8/1/2012		
	9/1/2009	0	0	$1.48	9/1/2012		
	10/1/2009	0	0	$1.65	10/1/2012		
	11/1/2009	0	0	$1.43	11/1/2012		
	12/1/2009	0	0	$1.43	12/1/2012		
	1/1/2010	0	0	$1.72	1/1/2013		
	2/1/2010	0	0	$1.62	2/1/2013		
	3/1/2010	0	0	$1.81	3/1/2013		
	4/1/2010	0	0	$1.74	4/1/2013		
	7/1/2010	0	0	$1.33	7/1/2013		
	10/1/2010	0	0	$1.03	10/1/2013		

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Sunit S. Patel	1/1/2008	0	0	$3.04	1/1/2011	14,718(a)	$ 14,424
	2/1/2008	0	0	$3.44	2/1/2011	7,359(b)	$ 7,212
	3/1/2008	0	0	$2.23	3/1/2011	7,359(c)	$ 7,212
	4/1/2008	0	0	$2.12	4/1/2011	14,718(d)	$ 14,424
	5/1/2008	0	0	$2.97	5/1/2011	15,404(e)	$ 15,096
	6/1/2008	0	0	$3.43	6/1/2011	15,404(f)	$ 15,096
	7/1/2008	0	0	$2.95	7/1/2011	15,404(g)	$ 15,096
	8/1/2008	0	0	$3.40	8/1/2011	23,107(h)	$ 22,645
	9/1/2008	0	0	$3.43	9/1/2011	57,768(i)	$ 56,613
	10/1/2008	0	0	$2.91	10/1/2011	57,768(j)	$ 56,613
	11/1/2008	0	0	$1.36	11/1/2011	57,768(k)	$ 56,613
	12/1/2008	0	0	$1.32	12/1/2011	77,025(l)	$ 75,485
	1/1/2009	0	0	$0.97	1/1/2012	467,884(m)	$ 458,526
	2/1/2009	0	0	$1.52	2/1/2012	117,744(n)	$ 115,389
	3/1/2009	0	0	$1.37	3/1/2012		
	4/1/2009	0	0	$1.45	4/1/2012		
	5/1/2009	0	0	$1.61	5/1/2012		
	6/1/2009	0	0	$1.46	6/1/2012		
	7/1/2009	0	0	$2.06	7/1/2012		
	8/1/2009	0	0	$1.56	8/1/2012		
	9/1/2009	0	0	$1.48	9/1/2012		
	10/1/2009	0	0	$1.65	10/1/2012		
	11/1/2009	0	0	$1.43	11/1/2012		
	12/1/2009	0	0	$1.43	12/1/2012		
	1/1/2010	0	0	$1.72	1/1/2013		
	2/1/2010	0	0	$1.62	2/1/2013		
	3/1/2010	0	0	$1.81	3/1/2013		
	4/1/2010	0	0	$1.74	4/1/2013		
	7/1/2010	0	0	$1.33	7/1/2013		
	10/1/2010	0	0	$1.03	10/1/2013		
Jeff K. Storey	1/1/2009	0	0	$0.97	1/1/2012	37,687(h)	$ 36,933
	2/1/2009	0	0	$1.52	2/1/2012	94,218(i)	$ 92,334
	3/1/2009	0	0	$1.37	3/1/2012	94,218(j)	$ 92,334
	4/1/2009	0	0	$1.45	4/1/2012	94,218(k)	$ 92,334
	5/1/2009	0	0	$1.61	5/1/2012	125,625(l)	$ 123,113
	6/1/2009	0	0	$1.46	6/1/2012	802,088(m)	$ 786,046
	7/1/2009	0	0	$2.06	7/1/2012	400,000(o)	$ 392,000
	8/1/2009	0	0	$1.56	8/1/2012		
	9/1/2009	0	0	$1.48	9/1/2012		
	10/1/2009	0	0	$1.65	10/1/2012		
	11/1/2009	0	0	$1.43	11/1/2012		
	12/1/2009	0	0	$1.43	12/1/2012		
	1/1/2010	0	0	$1.72	1/1/2013		
	2/1/2010	0	0	$1.62	2/1/2013		

Name	Option Awards					Stock Awards	
	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
	3/1/2010	0	0	$1.81	3/1/2013		
	4/1/2010	0	0	$1.74	4/1/2013		
	7/1/2010	0	0	$1.33	7/1/2013		
	10/1/2010	0	0	$1.03	10/1/2013		
Charles C. Miller, III . .	1/1/2008	0	0	$3.04	1/1/2011	19,624(a)	$ 19,232
	2/1/2008	0	0	$3.44	2/1/2011	9,812(b)	$ 9,616
	3/1/2008	0	0	$2.23	3/1/2011	9,812(c)	$ 9,616
	4/1/2008	0	0	$2.12	4/1/2011	19,624(d)	$ 19,232
	5/1/2008	0	0	$2.97	5/1/2011	19,624(e)	$ 19,232
	6/1/2008	0	0	$3.43	6/1/2011	19,624(f)	$ 19,232
	7/1/2008	0	0	$2.95	7/1/2011	19,624(g)	$ 19,232
	8/1/2008	0	0	$3.40	8/1/2011	29,436(h)	$ 28,847
	9/1/2008	0	0	$3.43	9/1/2011	73,593(i)	$ 72,121
	10/1/2008	0	0	$2.91	10/1/2011	73,593(j)	$ 72,121
	11/1/2008	0	0	$1.36	11/1/2011	73,593(k)	$ 72,121
	12/1/2008	0	0	$1.32	12/1/2011	98,124(l)	$ 96,162
	1/1/2009	0	0	$0.97	1/1/2012	512,444(m)	$ 502,195
	2/1/2009	0	0	$1.52	2/1/2012		
	3/1/2009	0	0	$1.37	3/1/2012		
	4/1/2009	0	0	$1.45	4/1/2012		
	5/1/2009	0	0	$1.61	5/1/2012		
	6/1/2009	0	0	$1.46	6/1/2012		
	7/1/2009	0	0	$2.06	7/1/2012		
	8/1/2009	0	0	$1.56	8/1/2012		
	9/1/2009	0	0	$1.48	9/1/2012		
	10/1/2009	0	0	$1.65	10/1/2012		
	11/1/2009	0	0	$1.43	11/1/2012		
	12/1/2009	0	0	$1.43	12/1/2012		
	1/1/2010	0	0	$1.72	1/1/2013		
	2/1/2010	0	0	$1.62	2/1/2013		
	3/1/2010	0	0	$1.81	3/1/2013		
	4/1/2010	0	0	$1.74	4/1/2013		
	7/1/2010	0	0	$1.33	7/1/2013		
	10/1/2010	0	0	$1.03	10/1/2013		
Thomas C. Stortz	1/1/2008	0	0	$3.04	1/1/2011	15,699(a)	$ 15,385
	2/1/2008	0	0	$3.44	2/1/2011	7,849(b)(p)	$ 7,692
	3/1/2008	0	0	$2.23	3/1/2011	7,849(c)(p)	$ 7,692
	4/1/2008	0	0	$2.12	4/1/2011	15,698(d)(p)	$ 15,384
	5/1/2008	0	0	$2.97	5/1/2011	16,368(e)(p)	$ 16,041
	6/1/2008	0	0	$3.43	6/1/2011	16,368(f)(p)	$ 16,041
	7/1/2008	0	0	$2.95	7/1/2011	16,368(g)(p)	$ 16,041
	8/1/2008	0	0	$3.40	8/1/2011	24,552(h)(p)	$ 24,061
	9/1/2008	0	0	$3.43	9/1/2011	61,380(i)(p)	$ 60,152

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
	10/1/2008	0	0	$2.91	10/1/2011	61,380(j)(p)	$ 60,152
	11/1/2008	0	0	$1.36	11/1/2011	61,380(k)(p)	$ 60,152
	12/1/2008	0	0	$1.32	12/1/2011	81,840(l)(p)	$ 80,203
	1/1/2009	0	0	$0.97	1/1/2012	467,884(m)(p)	$ 458,526
	2/1/2009	0	0	$1.52	2/1/2012	125,592(n)	$ 123,080
	3/1/2009	0	0	$1.37	3/1/2012		
	4/1/2009	0	0	$1.45	4/1/2012		
	5/1/2009	0	0	$1.61	5/1/2012		
	6/1/2009	0	0	$1.46	6/1/2012		
	7/1/2009	0	0	$2.06	7/1/2012		
	8/1/2009	0	0	$1.56	8/1/2012		
	9/1/2009	0	0	$1.48	9/1/2012		
	10/1/2009	0	0	$1.65	10/1/2012		
	11/1/2009	0	0	$1.43	11/1/2012		
	12/1/2009	0	0	$1.43	12/1/2012		
	1/1/2010	0	0	$1.72	1/1/2013		
	2/1/2010	0	0	$1.62	2/1/2013		
	3/1/2010	0	0	$1.81	3/1/2013		
	4/1/2010	0	0	$1.74	4/1/2013		
	7/1/2010	0	0	$1.33	7/1/2013		
	10/1/2010	0	0	$1.03	10/1/2013		

(1) The number of shares of our common stock indicated in this column is the result of determining the OSO value at December 31, 2010, and has been computed based upon the OSO formula and multiplier as of that date and the closing sale price of our common stock on that date. For additional information on the valuation assumptions we made with respect to these grants, refer to note 12 of our financial statements in our Form 10-K for the year ended December 31, 2010, as filed with the SEC. The value of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the OSO award until the award is settled. Since the value of an OSO depends on the degree to which our common stock outperforms the index, the number of shares issued upon settlement of a vested OSO will change from time to time.

(2) OSOs have an initial base price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial base price is referred to as the Initial Price. On the settlement date, the Initial Price is adjusted—as of the date of settlement—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement date of the OSO. The amounts shown in this column represent the adjusted base price for the OSOs as of December 31, 2010

Vesting Information

OSOs

All OSOs vest and fully settle on the third anniversary of the grant date. OSO awards provide for acceleration of settlement in the event of a change of control as defined in our Level 3 Communications, Inc. Stock Plan.

RSUs

(a) vests 100% on April 1, 2011

(b) vests 100% on July 1, 2011

(c) vests 100% on October 1, 2011

(d) vests in equal installments on January 1, 2011 and 2012

(e) vests in equal installments on April 1, 2011 and 2012

(f) vests in equal installments on July 1, 2011 and 2012

(g) vests in equal installments on October 1, 2011 and 2012

(h) vests in equal installments on January 1, 2011, 2012 and 2013

(i) vests in equal installments on April 1, 2011, 2012 and 2013

(j) vests in equal installments on July 1, 2011, 2012 and 2013

(k) vests in equal installments on October 1, 2011, 2012 and 2013

(l) vests in equal installments on January 1, 2011, 2012, 2013 and 2014

(m) vests in equal installments on July 1, 2011, 2012, 2013 and 2014

(n) vests 100% on April 1, 2011

(o) vests 100% on January 1, 2012

(p) Pursuant to Mr. Stortz' retirement agreement, vests 100% April 1, 2011

Options Exercised and Stock Vested in 2010

The following table provides information for the Named Executive Officers, relating to (1) OSO exercises or settlements during 2010, including the number of shares acquired upon exercise or settlement and the value realized and (2) the number of shares acquired upon the lapsing of restrictions for RSUs and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James Q. Crowe	0	$0	566,693	$705,551
Sunit S. Patel	0	$0	278,250	$390,536
Jeff K. Storey	0	$0	106,784	$130,179
Charles C. Miller, III	0	$0	201,406	$249,681
Thomas C. Stortz	0	$0	298,021	$419,475

Equity Compensation Plan Information

We have only one equity compensation plan—The Level 3 Communications, Inc. Stock Plan—under which we may issue shares of our common stock to employees, officers, directors and consultants. This plan has been approved by our stockholders. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under The Level 3 Communications, Inc. Stock Plan as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	45,572,806†	$1.47†‡	93,510,608
Equity compensation plans not approved by stockholders	0	$0.00	0

† Includes awards of outperform stock appreciate units ("OSOs"). For purposes of this table, these securities are considered to use a single share of our common stock from the total number of shares reserved for issuance under The Level 3 Communications, Inc. Stock Plan.

‡ At December 31, 2010, the only type of award outstanding under The Level 3 Communications, Inc. Stock Plan that included an "exercise price" was the OSOs. The weighted-average exercise price indicated relates to the base price for the outstanding OSOs at the date of grant. The base price of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

OSOs derive value from the appreciation of our common stock above a base price equal to the fair market value of our common stock on the date of grant as adjusted (but not below the initial base price) to reflect the change in value of the S&P 500® Index during the term of the OSO. Upon vesting and settlement, which for awards granted in 2010 will both occur on the third anniversary of the grant date, subject to continued employment, the holder will receive an amount equal to the "spread" between the adjusted base price and the price of our common stock multiplied by a "success multiplier," which ranges from 0 to 4 on a straight line basis to reflect the amount, ranging from 0% to 11%, by which our common stock outperforms the S&P 500® Index. OSOs are granted on a quarterly basis, and the Compensation Committee feels that the fixed settlement of the OSOs three years from the date of grant provides a meaningful holding period that supports the alignment of our LTI program with the interests of our stockholders.

Potential Payments Upon Termination

As described in the Compensation Discussion and Analysis above, the Named Executive Officers do not have employment, severance or change of control agreements with us.

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the Named Executive Officer's employment had terminated on December 31, 2010, given the Named Executive Officer's compensation and, if applicable, based on our closing stock price on that date. These benefits are the same as benefits available generally to salaried employees, such as distributions under our 401(k) plan and disability benefits. As the Named Executive Officers do not have severance agreements or other special arrangements in connection with a possible layoff, this presentation does not reflect benefits that may be available in such situations under company plans and arrangements that are available to all salaried employees on a non-discriminatory basis.

Due to the number of factors that affect the nature and amount of any benefits provided upon the occurrence of the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, our common stock price and the executive's age.

Death, Disability and Retirement. If one of the Named Executive Officers were to die, become disabled or retire, the OSOs will remain outstanding until the applicable settlement date. Any remaining restrictions on awards of RSUs would lapse immediately. For these purposes, "disability" generally means total disability, resulting in the grantee being unable to perform his job. At December 31, 2010, Messrs. Crowe, Miller and Stortz are the only Named Executive Officers who were eligible to retire pursuant to our retirement benefit opportunity. The information presented in the following table is provided with respect to OSOs that would be retained until settlement and RSUs the restrictions upon which will lapse upon the death or disability of the Named Executive Officers. The information provided for Messrs. Crowe, Miller and Stortz would be the same information that would be presented to show the value of awards upon their retirement. OSO value is determined based upon the OSO mechanisms described above as of December 31, 2010. RSU value is determined based on the closing price of our common stock on December 31, 2010.

	OSOs	RSUs	Total
James Q. Crowe	$0	$2,684,682	$2,684,682
Sunit S. Patel	$0	$ 930,441	$ 930,441
Jeff K. Storey	$0	$1,615,093	$1,615,093
Charles C. Miller, III	$0	$ 958,956	$ 958,956
Thomas C. Stortz	$0	$ 960,603	$ 960,603

For additional information regarding Mr. Stortz's retirement, please see the Compensation Discussion and Analysis—*Post-Employment Compensation—Stortz Retirement,* above.

Change of Control. As described above in the Compensation Discussion and Analysis, OSOs will automatically be settled upon the occurrence of a change of control of Level 3 Communications, Inc. as defined in our Plan, and any remaining restrictions on RSUs would lapse immediately upon such a change of control of Level 3 Communications, Inc.

So that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, we have also added a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i). In the event that there is a change in control as defined by the Stock Plan that does not qualify as a change in control event under Section 409A, if the Named Executive Officer undergoes a separation from service on account of his termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the Stock Plan.

The following table summarizes the dollar value, as of December 31, 2010, of these accelerations assuming that a change of control that qualifies as a change of control event of Level 3 Communications, Inc. or termination of the Named Executive Officers had occurred on December 31, 2010.

OSO value is determined based upon the OSO mechanisms for a change of control described above, and is calculated at the highest value during the 60 day period prior to December 31, 2010, as dictated by the terms of the OSO awards.

	OSOs	RSUs	Total
James Q. Crowe	$184,716	$2,684,682	$2,869,398
Sunit S. Patel	$ 60,681	$ 930,441	$ 991,122
Jeff K. Storey	$ 8,401	$1,615,093	$1,623,494
Charles C. Miller, III	$ 67,380	$ 958,956	$1,026,336
Thomas C. Stortz	$ 61,003	$ 960,603	$1,021,606

In addition, we will provide gross-ups for our Named Executive Officers from any taxes due under Section 4999 of the Internal Revenue Code of 1986 incident to a change of control. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history.

At December 31, 2010, our Named Executive Officers do not have any non-compete agreements.

Director Compensation

During 2010, each of our directors (other than Mr. Scott, whose compensation is described below) who was not employed by us during 2010 earned fees for his Board service consisting of a $75,000 annual cash retainer. The directors who serve as the chairmen of the Audit Committee and the Compensation Committee each earned an additional $30,000 annual cash retainer for serving as chairmen of those committees. The chairman of the Nominating and Governance Committee receives an additional $20,000 for serving as chairman of that committee. Any member of the Board who was not employed by us during 2010 earned a $15,000 annual cash retainer for each non-chair membership on the Audit Committee and the Compensation Committee. Any member of the Board who was not employed by us during 2010 earned a $10,000 annual cash retainer for each non-chair membership on the Nominating and Governance Committee. These payments are made on a quarterly basis. Walter Scott, Jr., our Chairman of the Board, received an annual cash retainer of $250,000 for serving as our Chairman of the Board. This retainer is paid on a monthly basis.

Commencing in 2010, we also compensate our non-employee directors with grants of restricted stock units. Each non-employee member of the Board receives a grant of restricted stock units as of July 1 of each year, with the number of units determined by dividing $150,000 (or $180,000 for Mr. Scott) by the volume-weighted average price of our common stock over the period from January 1 to June 30. Prior to 2010, non-employee directors received grants of restricted stock. As the use of restricted stock units was introduced during 2010, for the first quarter 2010, each director received a grant of restricted stock having a value of $37,500 (or $45,000 for Mr. Scott), with the number of shares of restricted stock granted determined by dividing such amount by the closing price of our common stock on the NASDAQ Global Select Market on March 31, 2010. The remainder of the non-employee directors' equity awards were granted in the form of restricted stock units. The total number of restricted stock units (and restricted stock for 2010) issued to each non-employee member of the Board with respect to a calendar year's compensation were subject to an overall cap of 100,000 shares (or 120,000 shares for Mr. Scott).

The shares of restricted stock granted for 2010 compensation for all non-employee directors will generally vest 100% on the later of 1) April 1, 2011 and 2) the first trading day on which transactions in our securities are permitted by our insider trading policy after April 1, 2011 if trading is not permitted on April 1, 2011. The restricted stock units will vest and settle in shares on the first anniversary of grant.

We also award an initial grant of restricted stock units to new members of our Board. This initial grant has a value of $150,000 on the date of grant. The restrictions on transfer for this initial grant lapse 100% on the third anniversary of the date of grant. During 2010, we did not make any initial grants of restricted stock units.

We reimburse our non-employee directors for travel, lodging and other reasonable out-of-pocket expenses in connection with the attendance at Board, committee and stockholder meetings, as well as for other reasonable expenses related to service on the Board. We also provide liability insurance for our directors and officers. A group of insurance companies provides this coverage. The annual cost of this coverage is approximately $3 million.

We do not maintain any pension, nonqualified defined contribution or other deferred compensation plans for our non-employee directors.

Name	Fees Earned or Paid in Cash($)	Stock Awards ($)(1)	All Other Compensation($)	Total($)
Walter Scott, Jr., Chairman	250,000	145,522	$84,966(2)	480,488
R. Douglas Bradbury	90,000	121,268	0	211,268
Douglas C. Eby	90,000	121,268	0	211,268
James O. Ellis, Jr.	95,000	121,268	0	216,268
Richard R. Jaros	105,000	121,268	0	226,268
Robert E. Julian	90,000	121,268	0	211,268
Michael J. Mahoney	90,000	121,268	0	211,268
Rahul N. Merchant	90,000	121,268	0	211,268
Arun Netravali	90,000	121,268	0	211,268
John T. Reed	115,000	121,268	0	236,268
Michael B. Yanney	85,000	121,268	0	206,268
Albert C. Yates	90,000	121,268	0	211,268

(1) This column represents the full grant date fair value of the restricted stock and restricted stock units issued to our non-employee directors during 2010. For additional information relating to the assumptions made by us in valuing these awards for 2010, refer to note 12 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2010, as filed with the SEC.

The following indicates the shares of restricted stock and/or restricted stock units held by our non-employee directors at December 31, 2010:

Name	Shares
Walter Scott, Jr.	120,000
R. Douglas Bradbury	302,703
Douglas C. Eby	100,000
James O. Ellis, Jr.	100,000
Richard R. Jaros	100,000
Robert E. Julian	100,000
Michael J. Mahoney	100,000
Rahul N. Merchant	217,188
Arun Netravali	100,000
John T. Reed	100,000
Michael B. Yanney	100,000
Albert C. Yates	100,000

(2) We provide secretarial services to Mr. Scott. The amount indicated represents our incremental costs for the provision of those secretarial services.

Certain Relationships and Related Transactions

Review and Approval of Related Party Transactions. We review all relationships and transactions in which we and (i) our directors, (ii) our executive officers, (iii) any person known by us to beneficially own more than five percent of our outstanding common stock or (iv) their respective immediate family members, are participants pursuant to a written related party transactions policy to determine whether these persons have a direct or indirect material interest. Members of our Legal Department are primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the company or a related person are disclosed in our Proxy Statement. In addition, our Audit Committee reviews and approves or ratifies any related person transaction that has a value equal to or in excess of $50,000. In the course of its review and approval or ratification of a related party transaction that meets this threshold, the Audit Committee will consider:

- the benefits to the company;
- the effect on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer;
- the availability of other sources for comparable products or services;
- the terms of the transaction;
- the terms available to unrelated third parties or to employees generally; and
- any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such member may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Related Party Transactions

The Audit Committee has reviewed and approved or ratified all of the following transactions.

Company Aircraft. We permit the personal use of our aircraft by certain members of our senior management. This personal use of our aircraft is done pursuant to an Aircraft Time-Share Agreement, which agreement provides that we will charge the individual the incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for the first six months of 2010 was $1,500 per hour of use and $2,000 per hour of use for the last six months of 2010. During 2010, we did not receive any payments from any of our executive officers for the personal use of our corporate aircraft. We note that when a guest accompanies a member of our senior management on business travel and when required by applicable Internal Revenue Service regulations, we impute as income the cost of that additional travel to that executive. In addition, in certain limited circumstances we impute as income the cost of personal travel to an executive to the extent that the personal use of the corporate aircraft is at the direction of the company and for the company's benefit in attracting and retaining a member of senior management. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates.

With respect to both Messrs. Crowe and Storey, we impute as income the cost of personal travel. We note that when a guest accompanies a member of our senior management on business travel and when required by applicable Internal Revenue Service regulations, we impute as income the cost of that additional travel to that executive. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. For 2010, Mr. Crowe had $218,720 of imputed income and Mr. Storey had $16,757 of imputed income.

Previously, we provided Mr. Crowe the personal use of our corporate aircraft for which he agreed to reimburse us for our incremental cost pursuant to an Aircraft Time-Share Agreement. For additional information regarding the personal use of aircraft, please see "Compensation Discussion and Analysis—*Determination of Total Compensation for 2010—Other Compensatory Benefits—Perquisites*" above.

Fairfax Financial Holdings Limited—11.875% Senior Notes due 2019. On January 31, 2011, we completed a private exchange transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") with Fairfax Financial Holdings Limited (the "Investor"). In the exchange transaction, we exchanged $294,732,000 aggregate principal amount of our outstanding 9% Convertible Senior Discount Notes due 2013 (the "Existing Notes") held by the Investor for the issuance by us of $300,217,000 aggregate principal amount of our 11.875% Senior Notes due 2019 (the "New Notes"). In addition, we paid approximately $6.62 million in cash to the Investor, such amount representing the accrued and unpaid interest on the Existing Notes to, but not including, January 31, 2011, less the accrued interest on the New Notes from January 19, 2011 to, but not including, January 31, 2011.

The New Notes are identical to our 11.875% Senior Notes due 2019 that were issued in an aggregate principal amount of $305,000,000 on January 19, 2011 to certain "qualified institutional buyers" as defined in Rule 144A under the Securities Act and non-U.S. persons outside the United States under Regulation S under the Securities Act.

The New Notes were issued pursuant to the Indenture, dated as of January 19, 2011, between Level 3 and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to Level 3's 11.875% Senior Notes due 2019.

REVERSE STOCK SPLIT PROPOSAL

Again this year, we are asking stockholders to approve a proposal to grant the Board discretionary authority to effect a reverse stock split pursuant to one of four alternative ratios. This proposal is essentially identical to the proposal that was approved by our stockholders at the 2005 to 2010 Annual Meetings.

A reverse stock split would reduce the number of outstanding shares of our common stock, and the holdings of each stockholder, according to the same formula. The proposal calls for four possible reverse stock split ratios: 1-for-5, 1-for-10, 1-for-15 and 1-for-20. Each of the prior proposals to grant to the Board discretionary authority to effect a reverse stock split other than for the 2010 Annual Meeting also contemplated four ratios of 1-for-5, 1-for-10, 1-for-15 and 1-for-20.

If the proposal is approved, the Board will have the discretion to effect one reverse stock split at any time prior to May 19, 2012 using one of the approved ratios, or to choose not to effect a reverse stock split at all, based on its determination of which action is in the best interests of Level 3 and our stockholders. The Board reserves its right to elect not to proceed, and abandon the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of our stockholders.

The Board did not elect to exercise its discretionary authority to implement a reverse stock split that was given at the 2010 Annual Meeting because the Board concluded that circumstances did not warrant the implementation of a reverse stock split. We are asking stockholders to approve this proposal again at the 2011 Annual Meeting for the reasons that we describe below.

We currently have 2.9 billion authorized shares of common stock. As of March 28, 2011, the record date for the Annual Meeting, 1,700,999,659 shares of common stock were issued and outstanding. "Authorized" shares represent the number of shares of common stock that we are permitted to issue under our Restated Certificate of Incorporation. Since we do not have any shares of our common stock that we have repurchased, which are referred to as "treasury shares," the number of shares of common stock "outstanding" represents the number of shares of common stock that we have actually issued from the pool of authorized shares of common stock. The reverse stock split, if implemented, would have the principal effect of reducing both the outstanding number of shares of common stock and the authorized number of shares of common stock by the ratio selected by the Board, and, except for the effect of fractional shares, each stockholder's proportionate ownership interest in the company would be the same immediately before and after the reverse stock split.

Purposes of the Reverse Stock Split

The purpose of implementing a reverse stock split would be to attempt to increase the per share trading value of our common stock to one that is more typical of the share prices of other widely owned public companies. Our Board intends to effect the proposed reverse stock split only if the implementation of a reverse stock split is determined by the Board to be in the best interest of Level 3 and our stockholders. If the trading price of our common stock increases without a reverse stock split, the Board may exercise its discretion not to implement a reverse split.

We believe that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, we may be able to raise our common stock price to a level where our common stock would be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. A higher stock price after a reverse stock split should reduce this concern.

The combination of lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of our common stock.

Our common stock currently trades on the NASDAQ Stock Market under the symbol "LVLT." The NASDAQ Stock Market has several continued listing criteria that companies must satisfy in order to remain listed on the exchange. One of these criteria is that the Level 3 common stock have a trading price that is greater than or equal to $1.00 per share. As of today, we meet all of the NASDAQ Stock Market's continued listing criteria. Although we do not believe that we currently have an issue relating to the continued listing of our common stock on the NASDAQ Stock Market, we believe that approval of this proposal would provide the Board with the ability to meet the continued listing standard in the future, to the extent that our common stock price would not otherwise meet the minimum trading requirements then in effect.

The Board believes that stockholder approval of four potential exchange ratios (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of a reverse stock split. If the stockholders approve this proposal, the Board would effect a reverse stock split only upon the Board's determination that a reverse stock split would be in the best interests of the stockholders at that time. To effect a reverse stock split, the Board would set the timing for such a split and select the specific ratio from among the four ratios described in this Proxy Statement. No further action on the part of stockholders will be required to either implement or abandon the reverse stock split. If the proposal is approved by stockholders, and the Board determines to implement any of the reverse stock split ratios, we would communicate to the public, prior to the effective date of the reverse split, additional details regarding the reverse split, including the specific ratio the Board selects.

You should keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of the Level 3 business or your proportional ownership in Level 3. You should also consider that in many cases, the market price of a company's shares declines after a reverse stock split.

Certain Risks Associated with the Reverse Stock Split

There can be no assurance that the total market capitalization of our common stock (the aggregate value of all Level 3 common stock at the then market price) after the implementation of a reverse stock split will be equal to or greater than the total market capitalization before a reverse stock split or that the per share market price of our common stock following a reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split.

There can be no assurance that the market price per new share of our common stock after a reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before a reverse stock split. For example, based on the closing price of our common stock on March 28, 2011 of $1.47 per share, if the Board were to implement the reverse stock split and utilize a ratio of 1-for-5, we cannot assure you that the post-split market price of our common stock would be $7.35 (that is, $1.47 × 5) per share or greater. In many cases, the market price of a company's shares declines after a reverse stock split.

Accordingly, the total market capitalization of our common stock after a reverse stock split when and if implemented may be lower than the total market capitalization before the reverse stock split. Moreover, in the future, the market price of our common stock following a reverse stock split may not exceed or remain higher than the market price prior to the reverse stock split.

If a reverse stock split is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that a reverse stock split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after a reverse stock split is implemented may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common stock could be adversely affected following such a reverse stock split.

If a reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

If approved and implemented, the principal effects of a reverse stock split would include the following:

- depending on the ratio for the reverse stock split selected by the Board, each 5, 10, 15 or 20 shares of our common stock that you own will be combined into one new share of common stock;
- the number of shares of common stock issued and outstanding will be reduced proportionately based on the ratio selected by the Board;
- the total number of shares of common stock that we are authorized to issue will be reduced proportionately based on the ratio selected by the Board;
- appropriate adjustments will be made to RSUs, OSOs and other securities convertible into shares of our common stock granted under our plans to maintain the economic value of the awards;
- the number of shares reserved for issuance under our Plan (as amended from time to time) will be reduced proportionately based on the ratio selected by the Board (and any other appropriate adjustments or modifications will be made under the plans); and
- the conversion price of our convertible notes and warrants to purchase our common stock and the number of shares reserved for issuance upon conversion or exercise will be adjusted in accordance with their terms based on the ratio selected by the Board.

The common stock resulting from a reverse stock split will remain fully paid and non-assessable. A reverse stock split will not affect the public registration of the common stock under the Securities Exchange Act of 1934.

If implemented, a reverse stock split would not have any effect on our current dividend policy. Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, we are effectively restricted under certain debt covenants from paying cash dividends on shares of our common stock.

A reverse stock split would not, by itself, affect our assets or business prospects. Also, if approved and implemented, a reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board believes, however, that these potential effects are outweighed by the benefits of a reverse stock split.

Fractional Shares

No fractional certificates will be issued in connection with a reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of common stock not evenly divisible by the number selected by the Board for a reverse stock split ratio will be entitled, upon surrender of any certificate(s) representing such shares, to a cash payment in lieu thereof. We would arrange for a third party to aggregate the fractional shares of registered stockholders, sell them in the open market and deliver the proceeds to those stockholders. We will pay any brokerage commissions in connection with that sale.

Stockholders who otherwise would be entitled to receive fractional shares will only be entitled to a cash payment in lieu of such shares and will no longer have any rights as a stockholder with respect to the shares of common stock that would have been exchanged for such fractional shares.

Authorized Shares

A reverse stock split would affect all issued and outstanding shares of Level 3 common stock and outstanding rights to acquire Level 3 common stock. Upon the effectiveness of a reverse stock split, the total number of shares of common stock that we are authorized to issue would be reduced proportionately based on the ratio selected by the Board. As of the record date for the Annual Meeting, we had 2.9 billion shares of authorized common stock and approximately 1.7 billion shares of common stock issued and outstanding. Authorized but unissued shares will be available for issuance, and we may issue these shares in the future. If we issue additional shares, the ownership interest of holders of our common stock will be diluted.

Accounting Matters

The par value of the common stock will remain at $.01 per share after a reverse stock split. As a result, as of the effective time, the stated capital on our balance sheet attributable to our common stock would be reduced proportionately based on the reverse stock split ratio selected by the Board, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. In future financial statements, we would restate net income or loss and other per share amounts for periods ending before a reverse stock split to give retroactive effect to the reverse stock split.

Procedure for Effecting a Reverse Stock Split and Exchange of Stock Certificates

If stockholders approve the proposal and the Board decides to implement a reverse stock split, we will file with the Secretary of State of the State of Delaware a certificate of amendment to our Restated Certificate of Incorporation. A reverse stock split will become effective at the time and on the date of filing of, or at such later time as is specified in, the certificate of amendment, which we refer to as the "effective time" and "effective date," respectively. Beginning at the effective time, each certificate representing shares of common stock will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the reverse stock split.

The text of the certificate of amendment would be in substantially the form attached hereto as Annex 2, except that the text of the form may be altered for any changes required by the Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time, effective date, number of authorized shares and the reverse stock split ratio selected by Board.

Upon a reverse stock split, we intend to treat stockholders holding our common stock in "street name," through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding our common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing a reverse stock split. If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Following any reverse stock split, stockholders holding physical certificates would need to exchange those certificates. As we are now fully participating in the direct registration system, you will not receive a replacement physical certificate. Instead you will receive a written confirmation from our transfer agent Wells Fargo Shareowner Services indicating the number of shares you own after the effect of the reverse stock split and a cash payment in lieu of any fractional shares. Our common stock would also receive a new CUSIP number.

If a reverse stock split is implemented, Wells Fargo Shareowner Services, our transfer agent, will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders. No new written confirmations will be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to Wells Fargo. Any old shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for new shares. **Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so.**

No Appraisal Rights

Stockholders do not have appraisal rights under the Delaware General Corporation Law or under our Restated Certificate of Incorporation in connection with the reverse stock split.

Reservation of Right to Abandon Reverse Stock Split

We reserve the right to abandon a reverse stock split without further action by our stockholders at any time before the effectiveness of the filing with the Secretary of State of the State of Delaware of the certificate of amendment to our Restated Certificate of Incorporation, even if the authority to effect a reverse stock split has been approved by our stockholders at the Annual Meeting. By voting in favor of a reverse stock split, you are expressly also authorizing the Board to determine not to proceed with, and abandon, a reverse stock split if it should so decide.

Certain Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of a reverse stock split. This discussion is based on the Internal Revenue Code, the Treasury Regulations promulgated thereunder, published statements by the Internal Revenue Service and other applicable authorities on the date of this Proxy Statement, all of which are subject to change, possibly with retroactive effect. This discussion does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. Further, it does not address any state, local or foreign income or other tax consequences. This summary also assumes that the shares of common stock held immediately prior to the effective time of the reverse stock split (the "old shares") were, and the new shares received will be, held as a "capital asset," as defined in the Internal Revenue Code (generally, property held for investment).

Subject to the discussion below concerning the treatment of the receipt of cash payments instead of fractional shares, we believe that the material U.S. federal income tax consequences of a reverse stock split would be as follows:

- Level 3 will not recognize any gain or loss as a result of the reverse stock split.
- You will not recognize any gain or loss as a result of the reverse stock split, except with respect to cash received instead of fractional shares.
- The aggregate adjusted basis of the shares of each class of our common stock you hold following the reverse stock split will be equal to your aggregate adjusted basis immediately prior to the reverse stock split, reduced by any tax basis attributable to a fractional share.
- Your holding period for the common stock you continue to hold after the reverse stock split will include your holding period for the common stock you held immediately prior to the reverse stock split.

In general, if you receive cash instead of a fractional share of our common stock, you will recognize capital gain or loss based on the difference between the amount of cash received and your adjusted basis in the fractional share. The capital gain or loss will constitute long-term capital gain or loss if your holding period for our common stock is greater than one year as of the date of the reverse stock split. The deductibility of capital losses is subject to limitations.

Our beliefs regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts. **Accordingly, we urge you to consult with your own tax advisor with respect to all of the potential tax consequences to you of the reverse stock split.**

Vote Required

Article XIII of our Restated Certificate of Incorporation provides that the affirmative vote of stockholders holding at least a majority of the outstanding shares of our common stock is required for approval of this Reverse Stock Split proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

STOCK PLAN PROPOSAL

Subject to the requisite affirmative stockholder vote at the Annual Meeting, the Board has adopted an amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share reserved for issuance under the plan by 100 million. In this Proposal, we refer to the Level 3 Communications, Inc. Stock Plan as the "Plan."

We are seeking stockholder approval of an amendment of the Plan in order to comply with:

- the requirements of The Nasdaq Stock Market; and
- the stockholder approval requirements of Sections 162(m) and 422 of the Code, in order to qualify certain awards that the Compensation Committee can make under the Plan as "performance based compensation" or "incentive stock options" as defined under those respective sections of the Code.

In this discussion, we refer to the shares of our common stock that are reserved for issuance under the Plan as "Reserved Shares."

Background

Since 1998, the Compensation Committee has administered the Plan. Since 1998, we have sought and received stockholder approval for two increases in the number of Reserved Shares. The most recent action by the stockholders to approve an increase in the number of Reserved Shares was at the 2010 Annual Meeting, at which time we indicated that it was our expectation that the increased number of Reserved Shares at that time would be sufficient for the operation of our long term incentive program using the Plan for the next 24 months. The Compensation Committee and the Board also sought and received from the stockholders the approval of an amendment and restatement of the Plan that had the purpose of extending the term of the Plan by 10 years to May 2020.

In 2010, we indicated in our proxy statement for the 2010 Annual Meeting that the increase in the number of Reserved Shares at that time by 50 million would, in the view of the Compensation Committee and senior management, be sufficient to allow the long-term incentive program using the Plan to continue for a period of 24 months. We are now seeking the stockholders approval of an increase in the number of Reserved Shares to allow the long-term incentive program using the Plan to continue for a period of 24 months from the date of the Annual Meeting, primarily as a result of our having issued an aggregate of 35,743,595 shares of our common stock from the Reserved Shares to pay a portion of the short-term incentive bonuses that were awarded for 2009 and 2010 performance by our employees other than our Named Executive Officers and the expectation that we may again use shares of our common stock from the Reserved Shares to pay a portion of the short-term incentive bonuses that may be awarded for 2011 performance.

Ramifications of Failure to Receive Approval

Based on the recommendation of the Compensation Committee, the Board believes that the stockholders' rejection of the amendment to increase the number of Reserved Shares by 100 million would require the redesign of our compensation programs that could require us to use a significantly greater portion of our cash on hand and cash generated by operations to compensate our employees. In addition, we would not be able to continue the use of equity linked long term compensation, including the OSO program—a program that the Compensation Committee continues to believe achieves the goal of aligning award recipients' and stockholders' interests by basing stock based compensation value on our ability to outperform the market in general, as measured by the relative performance of our common stock against the S&P 500® Index, or such other index as the Board may determine.

Need for Increase in Number of Reserved Shares

The Compensation Committee believes that the pool of Reserved Shares is generally sufficient to allow the stock settlement of all Awards that are either currently outstanding or scheduled to be awarded prior to January 2, 2012 at substantially all contemplated levels of our common stock price performance. The Compensation Committee has formed this belief based on its management of the level of Reserved Shares used in the administration of the Plan. Consistent with the two-year horizon considered last year and the use of shares of common stock to pay a portion of the performance bonus in both 2009 and 2010, the Compensation Committee believes that the currently approved level of Reserved Shares would be sufficient to continue our long-term incentive, or LTI, program only through January 2, 2012, at award levels that are competitive in the marketplace.

In order to continue to attract, retain and motivate the employees that are necessary to execute our business plan, senior management and the Compensation Committee have concluded that LTI awards need to be maintained. In other words, in the absence of having the ability to continue the LTI program, long term incentive compensation packages that are offered by our competitors and other employers will be more attractive than the packages that we will be able to offer.

Based on current expectations and our use of shares of our common stock from the Reserved Shares to pay a portion of the short-term incentive bonuses that were awarded for 2009 and 2010 performance by our employees other than our Named Executive Officers, to continue our current LTI program for what the Compensation Committee and senior management believe would be for an additional 24 months from the date of the Annual Meeting, the Compensation Committee and the entire Board believe that the number of Reserved Shares should be increased by the requested 100 million shares of our common stock.

The grant of traditional NQSOs requires the use of one share of common stock reserved under the plan for each share to be issued upon exercise of the NQSO. Only a single share is required to be used from the share reserve because the maximum number of shares that can be issued upon exercise cannot exceed the number of shares specified in the grant of the NQSO. This maximum number is therefore easily identified and is fixed for administration purposes at the time of grant.

In contrast to an NQSO, the features of the OSO program—including the use of a success multiplier and the fact that the number of shares issued upon exercise is determined based on the relative performance of our common stock versus the S&P 500® Index—require us to follow a "pool" methodology for managing the Reserved Shares when awarding OSOs. The determination of the number of shares to reserve or allocate for each OSO award results from a mathematical simulation that calculates the number of shares of our common stock that would be issued based on thousands of combinations of our common stock price performance, S&P 500® Index performance and other factors over various periods of time. The goal for the allocation is to ensure, as accurately as reasonably possible, that in virtually all stock price growth scenarios, there will be sufficient Reserved Shares available to satisfy all exercises of awarded OSOs through the issuance of Reserved Shares.

To appropriately manage the pool of Reserved Shares when granting awards of OSOs, today, the Compensation Committee has set aside a range of zero to 3.48 Reserved Shares from the total Reserved Shares for each OSO awarded. We use a range to manage the pool since the number of Reserved Shares used is based on an analysis of the remaining life of the OSO, the Adjusted Strike Price and the performance of the S&P 500® from the date of the award to the date of determination. The share reservations have been, and are expected to continue to be, modified from time to time based on changes in market conditions.

As of March 11, 2011, from the 250,000,000 Reserved Shares, we have issued 102,997,441 shares of our common stock in connection with the exercise of all awards issued under the Plan since April 1, 1998. In addition, we have issued an aggregate of 35,743,595 shares of our common stock from the

Reserved Shares to pay a portion of the short-term incentive bonuses that were awarded for 2009 and 2010 performance by our employees other than our Named Executive Officers. As part of the Compensation Committee's managing of the pool of Reserved Shares, as of March 11, 2011, of the approximately 111,258,964 Reserved Shares remaining, we have set aside a total of 44,109,853 Reserved Shares for all currently outstanding OSOs and we have set aside 27,865,292 of the remaining Reserved Shares for all currently outstanding RSUs. As a result, as of March 11, 2011, we have 39,283,819 Reserved Shares remaining that have not been set aside for any outstanding Awards.

As of March 11, 2011, the number of Awards made under the Plan—including OSOs and RSUs—would require the issuance of 71,975,145 shares of our common stock if all of those awards had been settled or the restrictions on transfer lapsed, as the case may be, on that date (assuming a value for all OSOs based on our common stock price of $1.37 on March 10, 2011, the date that would be used to calculate the value of the outstanding OSOs on March 11, 2011). As of March 11, 2011, the number of shares of our common stock already issued pursuant to the Plan from March 1998 through March 11, 2011, plus the number of shares issuable upon settlement or lapse of transfer restrictions of all outstanding Awards under the Plan (calculated as of March 11, 2011) represents approximately 12.39% of the outstanding shares of our common stock.

Eligibility

The following individuals will be eligible to participate in the Plan: (i) each employee of the company or of any of its affiliates, including each such person who may also be a director of the company and/or its affiliates; (ii) each non-employee director of the company and/or its affiliates and who is designated as eligible by the Compensation Committee; and (iii) each other person who provides substantial services to the company and/or its affiliates and who is designated as eligible by the Compensation Committee. An employee on an approved leave of absence may be considered as still in the employ of the company or its affiliates for purposes of eligibility for participation in the Plan.

As of March 11, 2011, the approximate number of people currently participating in the Plan was 5,500.

Administration

The Plan is administered by the Compensation Committee. The Compensation Committee, in its sole discretion, determines which individuals may participate in the Plan and the type, extent and terms of the Awards (as that term is defined below) to be granted. In addition, the Compensation Committee interprets the Plan and makes all other determinations with respect to the administration of the Plan.

Shares Subject to the Plan; Awards

Subject to the requisite affirmative stockholder vote at the Annual Meeting increasing the number of Reserved Shares by 100 million, the aggregate number of Reserved Shares is 350 million, from which we have previously issued 138,741,036 shares. Absent receipt of that approval, the aggregate number of Reserved Shares is 250 million.

The Plan allows for the grant to eligible participants who are selected by the Compensation Committee for participation of:

- incentive stock options ("ISOs");
- nonqualified stock options ("NQSOs");
- restricted stock and restricted stock units;
- outperform stock options and outperform stock appreciation units ("OSOs");

- bargain purchases of shares of our common stock;
- bonuses of shares of our common stock;
- performance shares and performance units or other grants of shares of our common stock based on performance or the satisfaction of other conditions ("Performance Awards");
- stock appreciation rights; or
- any other form of stock benefit or stock-related benefit.

These various types of grants are referred to as "Awards."

In order to qualify as a "performance based compensation" as defined under Code Section 162(m), the Plan is required to indicate the maximum number of OSOs and Options an individual may be granted during any calendar year. Therefore, for purposes of Section 162(m) of the Code, the maximum number of OSOs and Options that any individual can receive under the Plan in any single calendar year is 3,000,000. This limitation will be determined prior to the application of the OSO performance multiplier (the "Multiplier"), where the Multiplier is based on the comparative performance of our common stock price to the S&P 500® Index. More information regarding the Multiplier is included below.

Options. Options granted under the Plan may be "incentive stock options" or ISOs, within the meaning of Section 422 of the Code, or nonqualified stock options or NQSOs; provided, however, that ISOs may only be granted to participants who are also our employees or a subsidiary corporation within the meaning of Section 424 of the Code. The terms of Options granted under the Plan will be set out in option agreements between the company and participants that will contain those provisions that the Compensation Committee from time to time deems appropriate, including the exercise price and expiration date of those Options; *provided, however,* that no Option granted under the Plan shall be exercisable after the expiration of ten (10) years from the date it was granted. The exercise price of the Options is determined by the Compensation Committee at the time of grant; provided that in the case of ISOs, the exercise price must be at least the fair market value of our shares of common stock on the date of grant. Upon the exercise of an Option, the amount due to us may be paid by the holder of the Option (a) in cash; (b) by the surrender of all or part of an Option; (c) by the tender to us of shares of our common stock acquired by the holder on the open market or owned by the holder for at least six months and registered in his or her name having a fair market value equal to the amount due to us; (d) by delivering to the Compensation Committee a copy of irrevocable instructions to a stockbroker to deliver promptly to us an amount of sale or loan proceeds sufficient to pay the exercise price, in the case of an Option; (e) in other property, rights and credits deemed acceptable by the Compensation Committee, including a promissory note; or (f) by any combination of the payment methods specified in (a) through (e). Notwithstanding the foregoing, any method of payment other than in cash may be used only with the consent of the Compensation Committee or if and to the extent so provided in the related option agreement.

Outperform Stock Options (OSOs). As discussed above, the Compensation Committee may grant OSOs under the Plan. OSOs are currently designed to provide management with the incentive to maximize stockholder value and to reward the members of management only when the Share price outperforms the S&P 500® Index. OSOs have a three-year life and vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of these OSOs will not be able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option."

OSOs have an initial base price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial base price is referred to as the

"Initial Price." On the settlement date, the Initial Price is adjusted—as of that date—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement date. The Initial Price, however, cannot be adjusted below the closing price of our common stock on the day that the OSO was granted.

The value of OSOs increases as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier." On the date of settlement, the gain on the OSO is determined by taking our common stock price and subtracting the Adjusted Price. The success multiplier is then applied against this result to determine the final value of the exercised OSO.

Upon settlement of an OSO, the Compensation Committee, in its sole discretion, will deliver to the holder with respect to and in cancellation of each Share as to which the OSO is exercised or settled, either (a) a number of whole shares of our common stock with a fair market value on the trading day immediately preceding the date of exercise (rounded up to the nearest whole share) equal to the product of (A) the fair market value of a share of our common stock on the trading day immediately preceding the date of exercise or settlement, less the Adjusted Price, multiplied by (B) the Multiplier, (b) cash, equal to the aggregate value of the shares of our common stock determined pursuant to clause (a) above, or (c) a combination of Shares and cash, in any proportion the Compensation Committee may determine, having the same aggregate value as the shares of our common stock determined pursuant to clause (a) above, in each case subject to applicable tax withholding.

In response to changing economic and competitive conditions, the Compensation Committee may modify the terms of OSOs that are issued in the future, but the terms of such a grant must require our common stock to have outperformed a broad-based, market stock index before the award has any exercise value.

Restricted Shares and Restricted Stock Units. Restricted Shares and Restricted Stock Units may be granted by the Compensation Committee in its sole discretion, and such shares of our common stock will become unrestricted or such shares of our common stock will be issued without restrictions on transfer in accordance with a schedule established by the Compensation Committee. Except as set forth in an agreement relating to Restricted Shares, each person who is awarded Restricted Shares will have the entire beneficial ownership of, and all rights and privileges of a stockholder with respect to, the Restricted Shares awarded to him or her, except that such Restricted Shares may not be sold, transferred, pledged or otherwise encumbered during the restricted period set by the Compensation Committee.

The Compensation Committee has, and expects to continue to issue in the future, Restricted Stock Units. Restricted Stock Units will become unrestricted and as a result, shares of our common stock will be issued to the person that is the holder of the Restricted Stock Units that have become unrestricted in accordance with a schedule established by the Compensation Committee. Except as set forth in an agreement relating to Restricted Stock Units, each person who is awarded Restricted Stock Units will have no beneficial ownership of, and no rights and privileges of a stockholder with respect to, the shares of our common stock underlying the Restricted Stock Unit awarded to him or her, until that Restricted Stock Unit is vested and the underlying shares of our common stock are issued.

Performance Shares and Performance Units. The Compensation Committee may grant Performance Awards. Each Performance Award will specify the "Performance Objectives" that must be achieved before that Award will become vested and payable. The Compensation Committee also may specify a minimum acceptable level of achievement below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

Performance Objectives may be described in terms of company-wide objectives or objectives that are related to the performance of an individual Participant or the division, department, or function within the company or our affiliate. Performance Objectives may be measured on an absolute or relative basis. Relative performance may be measured by comparison to a group of peer companies or to a financial market index. Performance Objectives shall be limited to specified levels of or increases in one or more of the following: return on equity; diluted earnings per share; net earnings; total earnings; earnings growth; return on capital; working capital turnover; return on assets; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; sales; sales growth; gross margin; return on investment; increase in the fair market value per share; share price (including but not limited to, growth measures and total stockholder return); operating profit; cash flow (including, but not limited to, operating cash flow and free cash flow); cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; total return to stockholders; market share; earnings measures/ratios; economic value added; balance sheet measurements including (but not limited to receivable turnover); internal rate of return; and expense targets.

Each Performance Award shall have an initial value that is established by the Compensation Committee at the time of grant. Each Performance Share shall have an initial value equal to the fair market value of our common stock on the date of grant. In addition to any other non-performance terms included in the related agreement, the Compensation Committee will set the applicable Performance Objectives in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units or Performance Shares, as the case may be, that will be paid out to the Participant.

Other Share-based Awards. The Compensation Committee may in its sole discretion grant any other Share or Share-related awards to an eligible person under the Plan that the Compensation Committee deems appropriate, including, but not limited to, stock appreciation rights, bargain purchases of shares of our common stock, bonuses of shares of our common stock and the grant of shares of our common stock based on performance or upon the satisfaction of other conditions. With respect to stock appreciation rights, no stock appreciation right granted under the Plan shall be exercisable after the expiration of ten (10) years from the date it was granted.

Adjustments for Recapitalization, Merger, etc. of the Company

The aggregate number of Reserved Shares, Awards granted under the Plan and any agreements evidencing such Awards, the maximum number of shares of our common stock subject to all Awards and the maximum number of shares of our common stock with respect to which any one person may be granted Awards shall be subject to adjustment or substitution, as determined by the Compensation Committee in its sole discretion, as to the number, price or kind of Share or other consideration subject to such Awards or as otherwise determined by the Compensation Committee to be equitable (i) in the event of changes in the outstanding shares of our common stock or in the capital structure of the company by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award or (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, participants in the Plan, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan.

Notwithstanding the above, in the event that: (i) the company is merged or consolidated with another corporation or entity and, in connection therewith, consideration is received by stockholders of the company in a form other than stock or other equity interests of the surviving entity; (ii) all or substantially all of the assets of the company are acquired by another person; (iii) the reorganization or liquidation of the company; or (iv) the company shall enter into a written agreement to undergo an event described in clauses (i), (ii) or (iii) above, then the Compensation Committee may, in its discretion and upon at least 10 days advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of our common stock received or to be received by other stockholders of the company in the event.

Change of Control

The Compensation Committee, in its sole discretion, may (but need not) provide in any Award agreement that, in the event of a Change in Control (as defined in the Plan), notwithstanding any vesting schedule otherwise effective with respect to the Award, (i) in the case of Options or stock appreciation rights, the Award shall become immediately exercisable with respect to 100 percent of the shares of our common stock subject thereto, (ii) in the case of Restricted Shares, any restrictions shall expire immediately with respect to 100 percent of such Restricted Shares and (iii) in the case of any other Award, including Restricted Stock Units, any other vesting or restricted period to which such Award is subject shall expire as to 100 percent of such Award.

The Plan defines a Change of Control as the occurrence of any of the following events:

- a change in ownership or control of the company effected through a transaction or series of related transactions (other than an offering of our common stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934), other than the company or any of its affiliates, or an employee benefit plan maintained by the company or any of its affiliates, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of securities of the company possessing more than fifty percent (50%) of the total combined voting power of the company's securities outstanding immediately after such acquisition; or

- the date upon which individuals who, as of May 20, 2010 (the effective date of the amended and restated plan), constitute the Board (the "Incumbent Board"), cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the May 20, 2010, whose election, or nomination for election by the company's stockholders, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board since May 19, 2011, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

- the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the company to any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act) other than the company's affiliates.

The Compensation Committee may, by a written determination prior to the consummation of an event or transaction, determine that such event or transaction does not constitute a Change in Control, provided that the Committee reasonably concludes that such event or transaction (i) is not likely to result in a significant change to the identities of the persons functioning as senior management of the company, either immediately in the foreseeable future (it being understood that the Compensation Committee need not conclude that no changes in senior management are likely to occur), and (ii) is not likely to result in control of the Board (or a significant portion of the Board's functions) being transferred to a single person other than an affiliate of the company or any employee benefit plan (or related trust) sponsored or maintained by the company or an affiliate of the company, either immediately or in the foreseeable future.

Market Value

The closing price of the shares of our common stock on the Nasdaq Stock Market on March 28, 2011, was $1.47 per share.

Term; Amendment and Termination

The term of the Plan extends to May 20, 2020. The Compensation Committee may amend the Plan from time to time, as it deems appropriate, subject to any applicable law or rule(s) promulgated by the principal national securities exchange on which the Stock is listed and traded at the time of such amendment. The Compensation Committee, however, may not amend any provision relating to ISOs, the Plan's share reserve or the provision relating to Plan amendment without the approval of the Board. Unless otherwise determined by the Compensation Committee, no amendment to this Plan may deprive a participant of any Award or rights with respect to an Award without the participant's consent.

Transferability

Unless otherwise determined by the Compensation Committee, no Award granted under the Plan may be transferred by the participant to whom it is granted other than by beneficiary designation, will, or pursuant to the laws of descent and distribution.

Tax Gross-Up

The Compensation Committee, in its sole discretion, may (but need not) provide in any Award agreement for the payment of additional amounts in respect of the Award in order to make a Participant whole for some or all of the excise taxes imposed on a participant pursuant to Section 4999 of the Code in the event that the grant, exercise, vesting or payment of such Award is deemed to be an "excess parachute payment" for purposes of Section 280G of the Code.

Federal Tax Consequences

The following is a brief discussion of our beliefs regarding the Federal income tax consequences of transactions with respect to Options and OSOs under the Plan based on the Code, as in effect as of the date of this summary. This discussion is not intended to be exhaustive and does not describe any state or local tax consequences. Holders of awards under the Plan should consult with their own tax advisors.

ISOs. No taxable income is realized by the optionee upon the grant or exercise of an ISO. If shares of our common stock are issued to an optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to such optionee, then (i) upon the sale of such shares, any amount realized in excess of the Option price will be taxed to such optionee as a long-term capital gain and any loss sustained will be a long-term capital loss, and (ii) no deduction will be allowed to the company for Federal income tax purposes.

If the shares acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, generally, (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares and (ii) the company will be entitled to deduct such amount for Federal income tax purposes if the amount represents an ordinary and necessary business expense. Any further gain (or loss) realized by the optionee upon the sale of the shares of our common stock will be taxed as short-term or long-term capital gain (or loss), depending on how long the shares have been held, and will not result in any deduction by us.

If an ISO is exercised more than three months following termination of employment (subject to certain exceptions for disability or death), the exercise of the Option will generally be taxed as the exercise of a NQSO, as described below.

For purposes of determining whether an optionee is subject to alternative minimum tax liability, an optionee who exercises an ISO generally would be required to increase his or her alternative minimum taxable income, and compute the tax basis in the shares of our common stock so acquired, in the same manner as if the optionee had exercised a NQSO. Each optionee is potentially subject to the alternative minimum tax. In substance, a taxpayer is required to pay the higher of his/her alternative minimum tax liability or his/her "regular" income tax liability. As a result, a taxpayer has to determine his/her potential liability under the alternative minimum tax.

NQSOs. With respect to NQSOs: (i) no income is realized by the optionee at the time the Option is granted; (ii) generally, at exercise, ordinary income is realized by the optionee in an amount equal to the excess, if any, of the fair market value of the shares of our common stock on such date over the exercise price, and the company is generally entitled to a tax deduction in the same amount, subject to applicable tax withholding requirements; and (iii) at sale, appreciation (or depreciation) after the date of exercise is treated as either short-term or long-term capital gain (or loss) depending on how long the shares of our common stock have been held.

OSOs. Participants who receive OSOs will be taxed at ordinary income rates, at the time an OSO is exercised, on the fair market value of the shares of our common stock and cash received in connection with such exercise, and we generally will be entitled to a deduction equal to the amount of ordinary income so recognized.

Restricted Shares or Restricted Stock Units. Participants who receive Restricted Shares or Restricted Stock Units will be taxed at ordinary income rates, at the time the restrictions lapse, on the fair market value of the shares of our common stock underlying those vested Restricted Shares or Restricted Stock Units, and we generally will be entitled to a deduction equal to the amount of ordinary income so recognized.

Performance Awards. Participants who receive Performance Awards will be taxed at ordinary income rates, at the time a Performance Award is settled, on the fair market value of the shares of our common stock and/or cash received in connection with such settlement, and we generally will be entitled to a deduction equal to the amount of ordinary income so recognized.

Repricings

Notwithstanding any provision of the Plan, repricing of Awards is not be permitted without stockholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Award to lower its exercise price (other than on account of capital adjustments resulting from share splits, etc., as described in the Plan and other than on account of adjustments associated with the initial exercise price of an Award of OSOs); (ii) any other action that is treated as "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise price is greater than the fair market value of the underlying shares of our common stock, unless the cancellation and exchange occurs in connection with capital adjustments resulting from share splits, etc., as described in the Plan.

Special Rules Applicable to Corporate Insiders

As a result of the rules under Section 16(b) of the Exchange Act ("Section 16(b)"), and depending upon the particular exemption from the provisions of Section 16(b) utilized, officers and directors of the company and persons owning more than 10 percent of the outstanding shares of our common stock ("Insiders") may not receive the same tax treatment as set forth above with respect to the Options and other Share-based awards. Generally, Insiders will not be subject to taxation until the expiration of any period during which they are subject to the liability provisions of Section 16(b) with respect to the sale of such shares of our common stock. Insiders should check with their own tax advisers to ascertain the appropriate tax treatment for any particular Award.

New Plan Benefits

The grant of OSOs, Options, Restricted Shares and other share-based awards under the Plan is entirely within the discretion of the Compensation Committee. As of the date of the mailing of this proxy statement, we cannot determine the number of OSOs, Option, Restricted Share and other Share-based awards that will be granted in the future. Therefore, we have omitted the tabular disclosure of the benefits or amounts allocated under the Plan.

Vote Required

The affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting is required for approval of this Stock Plan Proposal.

The Board unanimously recommends a vote FOR the approval of the Stock Plan Proposal.

ADVISORY VOTE ON COMPENSATION PROPOSAL

Under the rules of the SEC, we are required to provide you with the opportunity to cast an advisory vote on the executive compensation program for our Named Executive Officers. This proposal is frequently referred to as a "say-on-pay" vote. Our executive compensation program is intended to attract, retain and motivate the executive talent required to achieve our corporate objectives and increase stockholder value.

As part of our efforts to satisfy the need to attract, retain and motivate the individuals who possess the skills necessary to grow our business, management and our Compensation Committee believe that our compensation programs should reflect our compensation philosophy. This philosophy includes the following core beliefs:

- our employees should be rewarded fairly and competitively through a mix of base salary, short and long-term incentives, benefits, career growth and development opportunities and a work environment that allows our employees to achieve results;
- our compensation programs should be flexible in order to meet the needs of our business and are reviewed as appropriate by our Compensation Committee;
- employee ownership demonstrates an economic stake in our business that aligns employees' interests with those of our stockholders;
- our compensation programs in particular for our more senior employees should be based heavily on creating long-term value, which we believe is best measured by stock price performance;
- our compensation programs are supported by an effective performance review and management process; and
- we provide an above-market total compensation opportunity for exceeding expected performance.

Our executive compensation program is described in the Compensation Discussion and Analysis, or CD&A, related compensation tables and other narrative executive compensation disclosures required by the disclosure rules of the SEC, all of which are found in this Proxy Statement. In particular, the CD&A, beginning on page 22 of this Proxy Statement, describes our executive compensation program in detail, and we encourage you to review it.

Since the vote on this proposal is advisory, it is not binding on us. Nonetheless, the Compensation Committee, which is responsible for approving the overall design and administering certain aspects of the executive compensation program, will take into account the outcome of the vote when making future executive compensation decisions. The Board of Directors recommends that you approve the following resolution that will be submitted for a vote at the 2011 Annual Meeting in support of our executive compensation program:

> RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in the Proxy Statement, is hereby APPROVED.

The Board unanimously recommends a vote FOR the approval, on an advisory basis, of the Advisory Vote on Compensation Proposal.

Unless you specify otherwise, the Board intends the accompanying Proxy to be voted for this item.

FREQUENCY OF ADVISORY VOTE ON COMPENSATION PROPOSAL

As described in ADVISORY VOTE ON COMPENSATION PROPOSAL, under the rules of the SEC, we are required to provide you with a "say-on-pay" vote, which is an advisory vote on the executive compensation program for our Named Executive Officers. The rules of the SEC also require us to provide you with the opportunity to cast an advisory vote on whether the say-on-pay vote will occur every one, two or three years, or whether you wish to abstain from this vote. This frequency vote must be held at least once every six years.

Most elements of our executive compensation program are reviewed and determined annually, including base salary, short term bonus and awards under our long-term incentive plan. Holding annual say-on-pay advisory votes would more closely coincide with these decisions and provide valuable feedback to the Compensation Committee and the full Board on a more timely basis.

While this proposal is advisory and is not binding on us, the Board appreciates and values your views on this issue, and believes that an annual say-on-pay advisory vote provides the highest level of accountability. While the Board is recommending that you vote in favor of holding advisory say-on-pay votes every year, you are not voting to approve or disapprove the Board's recommendation. The proxy card provides you with a choice of voting for our holding say-on-pay advisory votes every one, two or three years, or abstaining from voting on this proposal.

The Board of Directors recommends a vote FOR holding advisory say-on-pay votes every ONE YEAR.

Unless you specify otherwise, the Board intends the accompanying proxy to be voted in accordance with its recommendation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of March 15, 2011, by Level 3's directors, the Named Executive Officers, and the directors and executive officers as a group, and each person known by us to beneficially own more than five percent of our outstanding common stock.

Name	Number of Shares of Common Stock	Percent of Common Stock Beneficially Owned(%)
James Q. Crowe(1)	6,574,062	*
Sunit S. Patel(2)	1,151,183	*
Jeff K. Storey(3)	149,390	*
Charles C. Miller, III(4)	1,098,555	*
Thomas C. Stortz(5)	1,856,326	*
Walter Scott, Jr.(6)	49,493,250	2.9
R. Douglas Bradbury	684,653	*
Douglas C. Eby	79,727	*
James O. Ellis, Jr.	499,780	*
Richard R. Jaros	1,677,628	*
Robert E. Julian(7)	5,446,114	*
Michael J. Mahoney	422,989	*
Rahul N. Merchant	164,846	*
Arun Netravali	539,084	*
John T. Reed(8)	723,148	*
Michael B. Yanney(9)	343,103	*
Albert C. Yates	430,880	*
Directors and Executive Officers as a Group (19 persons)(10)	71,763,312	4.2
Southeastern Asset Management, Inc.(11)	537,757,880	31.1
Fairfax Financial Holdings(12)	252,611,327	15.13
Loomis Sayles & Co., L.P.(13)	205,860,033	10.98
Odyssey America Reinsurance Corporation(12)	84,323,010	5.1

* Less than 1%.

(1) Includes 150,151 restricted stock units, the restrictions on which will lapse within 60 days of March 15, 2011.

(2) Includes 15,000 shares of our common stock held in an individual retirement account by Mr. Patel and 159,420 restricted stock units, the restrictions on which will lapse within 60 days of March 15, 2011.

(3) Includes 31,406 restricted stock units, the restrictions on which will lapse within 60 days of March 15, 2011.

(4) Includes 53,967 restricted stock units, the restrictions on which will lapse within 60 days of March 15, 2011.

(5) Includes 943,714 restricted stock units, the restrictions on which will lapse within 60 days of March 15, 2011.

(6) Includes 99,700 shares of our common stock held by the Suzanne Scott Irrevocable Trust as to which Mr. Scott shares voting and investment powers, 16,316,668 shares of our common stock issuable upon conversion of $29,370,000 in principal amount of our 15% Convertible Senior Notes due 2013 (the "15% Notes") that Mr. Scott holds directly, 1,777,778 shares issuable upon

conversion of $3,200,000 in principal amount of our 15% Notes that Mr. Scott holds indirectly through a charitable remainder trust, 1,175,556 shares issuable upon conversion of $2,116,000 in principal amount of our 15% Notes that Mr. Scott holds indirectly through the Suzanne and Walter Scott Charitable Remainder Trust, 1,272,222 shares issuable upon conversion of $2,290,000 in principal amount of our 15% Notes that Mr. Scott holds indirectly through the WS Charitable Remainder Unitrust II and 400,975 shares of our common stock held indirectly by Mr. Scott.

(7) Includes 1,000,000 shares of our common stock held by Julian Properties, LP, 1,518,650 shares of our common stock held by trust of which Mr. Julian is the trustee, 509,201 shares of common stock held by a trust of which Mr. Julian is the beneficiary, 472,222 shares of our common stock issuable upon conversion of $850,000 in principal amount of our 15% Convertible Senior Notes due 2013 (the "15% Notes"), 438,889 shares of our common stock issuable upon conversion of $790,000 in principal amount of our 15% Notes that Mr. Julian holds indirectly through a trust of which Mr. Julian is the trustee and 544,444 shares of our common stock issuable upon conversion of $980,000 in principal amount of our 15% Notes that Mr. Julian holds indirectly through Julian Properties.

(8) Includes 100,000 shares of our common stock held in Mr. Reed's individual retirement account and 100,000 shares of our common stock held by Reed Partners, LLC, of which Mr. Reed and his spouse hold an aggregate 10% membership interest.

(9) Includes 34,440 shares of our common stock held in Mr. Yanney's individual retirement account, 53,500 shares of our common stock held in a retirement trust on behalf of Mr. Yanney's spouse and 40,000 shares of our common stock held by The Burlington Capital Group, LLC, of which Mr. Yanney and his spouse own approximately 47% of the outstanding membership interests. The Burlington Capital Group, LLC has pledged all of its marketable securities, including the 40,000 shares of our common stock, to secure a line of credit from a commercial bank.

(10) Includes 1,505,476 shares of our common stock issuable upon the lapse of restrictions on restricted stock units within 60 days of March 15, 2011. Also includes 21,997,779 shares issuable upon conversion of our 15% Convertible Senior Notes due 2013.

(11) Address for Southeastern Asset Management, Inc., Longleaf Partners Fund and Mr. O. Mason Hawkins is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. The following information is based solely on Southeastern Asset Management, Inc.'s Schedule 13G filed with the SEC on February 8, 2011. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities reported by Southeastern Asset Management are owned legally by Southeastern Asset Management, Inc.'s investment advisory clients and none are owned directly or indirectly by Southeastern Asset Management, Inc. Includes 197,596,758 shares of our common stock (11.4%) beneficially owned by Longleaf Partners Fund, a series of Longleaf Partners Fund Trust, of which Southeastern Asset Management, Inc. shares voting and dispositive power. Southeastern Asset Management, Inc. exercises sole dispositive power with respect to 267,279,122 shares of our common stock beneficially owned by discretionary managed accounts, 270,478,758 shares of our common stock beneficially owned by discretionary managed accounts for which Southeastern Asset Management has shared dispositive power. Also includes 221,512,516 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has sole voting power, 270,478,758 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has shared voting power and 45,766,606 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has no voting power.

The shares of our common stock beneficially owned by Southeastern Asset Management includes 62,070,004 shares issuable upon conversion of convertible notes.

Mr. O Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc., may be deemed to beneficially own the Level 3 common stock held by Southeastern Asset Management, Inc. Mr. Hawkins disclaims beneficial ownership of such common stock.

(12) The following information is based solely on Fairfax Financial Holdings Limited's Schedule 13G filed with the SEC on February 11, 2011. Percentage of our outstanding common stock is as reported in their Schedule 13G. The information provided is for Fairfax Financial Holdings Limited ("Fairfax"), a corporation incorporated under the laws of Canada includes information for V. Prem Watsa, an individual; 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario; The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia; 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario; and Odyssey America Reinsurance Corporation ("Odyssey America"), a corporation incorporated under the laws of Connecticut. The business addresses for Fairfax, Mr. Watsa, 1109519 and 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7; the business address for Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L3; the business address for OdysseyRe is 300 First Stamford Place, Stamford, Connecticut 06902 and the business address for Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902.

Fairfax, Mr. Watsa, 1109519, 810679 and Sixty Two share voting and dispositive power with respect to 252,611,327 shares of our common stock, and Odyssey America has shared voting and dispositive power with respect to 84,323,010 shares of our common stock.

Certain of the shares of common stock beneficially owned are held by subsidiaries of Fairfax and by the pension plans of certain subsidiaries of Fairfax, and certain of the convertible debt securities that are convertible into shares of our common stock beneficially owned are held by subsidiaries of Fairfax, which subsidiaries and pension plans have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such interest of a subsidiary or pension plan relates to more than 5% of the class of our common stock.

Shares of our common stock reported as beneficially owned include shares of our common stock issuable upon conversion of certain convertible debt securities.

Neither the filing of the Schedule 13G nor the information contained therein shall be deemed to constitute an affirmation by Mr. Watsa, 1109519, Sixty Two, 810679, Fairfax, OdysseyRe or Odyssey America that such person is the beneficial owner of the shares referred to therein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(13) Address for Loomis Sayles & Co., L.P. is One Financial Center, Boston, MA 02111. The following information is based solely on Loomis Sayles & Co., L.P. ("Loomis") Schedule 13G filed with the SEC on February 14, 2011. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by Loomis as a registered investment adviser. All of the securities reported by Loomis are owned legally by Loomis's investment advisory clients and none are owned directly or indirectly by Loomis. Loomis exercises sole dispositive power with respect to 205,860,033 shares of our common stock beneficially owned by discretionary managed accounts. Also includes 195,550,813 shares of our common stock held by discretionary managed accounts for which Loomis has sole voting power, 3,518,447 shares of our common stock held by discretionary managed accounts for which Loomis has shared voting power.

Shares of our common stock reported as beneficially owned include shares of our common stock issuable upon conversion of certain convertible debt securities.

Loomis disclaims any beneficial interest in any of the foregoing securities.

Certain of the shares of common stock beneficially owned are held by Loomis's clients that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such client relates to more than 5% of the class of our common stock.

OTHER MATTERS

It is not anticipated that any matters other than those described in this Proxy Statement will be brought before the Annual Meeting. If any other matters are presented, however, it is the intention of the persons named in the proxy to vote the proxy in accordance with the discretion of the persons named in the proxy.

FUTURE STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in our 2012 Proxy Statement must submit the proposal so that it is received by us no later than December 9, 2011. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in our 2012 Proxy Statement, but instead wishes to present it directly at the 2012 Annual Meeting of Stockholders, our By-laws require that the stockholder notify us in writing on or before March 20, 2012, but no earlier than February 19, 2012, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 20, 2012 will not be voted on at the 2012 Annual Meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2012 Annual Meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the 2012 Annual Meeting. If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must comply with additional provisions as set forth in our By-laws, including certain information with respect to the persons nominated for election as directors and any information relating to the stockholder that would be required to be disclosed in a Proxy Statement filing. Any such proposals should be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

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AUDIT COMMITTEE REPORT

To the Board of Directors

The Audit Committee reviews Level 3 Communications, Inc.'s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The company's registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles. We have reviewed and discussed with management the company's audited financial statements as of and for the year ended December 31, 2010.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, the company's independent registered public accounting firm. Management is responsible for the preparation, presentation and integrity of the company's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. KPMG LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

During the course of fiscal 2010, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and KPMG LLP at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with and the Audit Committee reviewed a report on the effectiveness of the company's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in the company's Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission, as well as KPMG LLP's Report of Independent Registered Public Accounting Firm included in the company's Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2011.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 114 "The Auditor's Communication With Those Charged With Governance." The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required by Rule 3526, Communications with Audit Committees Concerning Independence, by the Professional Standards of the Public Company Accounting Oversight Board (United States), and has discussed with the auditors the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in the company's annual report on Form 10-K for the year ended December 31, 2010.

The Audit Committee has also considered whether the provision of services by KPMG LLP not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the company's Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 is compatible with maintaining KPMG LLP's independence.

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Level 3 annual financial statements for the years ended December 31, 2010, and 2009 and fees billed for other services rendered by KPMG LLP during those periods, which have been approved by the Audit Committee.

	2010	2009
Audit Fees(1)	$2,786,000	$2,765,000
Audit-Related Fees(2)	1,398,000	810,000
Tax Fees(3)	45,000	25,000
All Other Fees	0	0
Total Fees	$4,229,000	$3,600,000

(1) Audit fees consisted principally of fees for the audit of financial statements, including statutory audits of foreign subsidiaries, and audit of internal control over financial reporting.

(2) Audit related fees consisted principally of fees for audits of employee benefit plans, agreed-upon procedures reports, due diligence activities, other audits not required by statute or regulation and fees relating to comfort letters and registration statements.

(3) Tax fees consisted principally of fees for tax consultation and tax compliance activities.

The Audit Committee:

John T. Reed, Chairman
R. Douglas Bradbury
Douglas C. Eby
Robert E. Julian
Rahul N. Merchant

For the year ended December 31, 2010

PROPOSED TEXT OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LEVEL 3 COMMUNICATIONS, INC.

ARTICLE IV of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 22, 2008, as amended on May 27, 2009 and May 25, 2010, is hereby amended in its entirety to read as follows(1):

"ARTICLE IV
AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is 2,910,000,000 shares, consisting of 2,900,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock") and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock")."

ARTICLE V of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 22, 2008, as amended on May 27, 2009 and May 25, 2010, is hereby amended by adding a new Section D to read as follows:

"D. Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Amendment Effective Time"), every [*five (5), ten (10) fifteen (15) or twenty (20) shares*] of the Corporation's Common Stock (the "Old Common Stock"), issued and outstanding immediately prior to the Amendment Effective Time, will be automatically reclassified as and converted into one share of common stock, par value $.01 per share, of the Corporation (the "New Common Stock").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to [*NAME OF THIRD PARTY*], as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by that agent as soon as practicable after the Amendment Effective Time on the basis of prevailing market prices of the New Common Stock on the NASDAQ Stock Market at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Amendment Effective Time, represented shares of Old Common Stock shall, from and after the Amendment Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph."

---

(1) **NOTE:** The number of shares authorized will be proportionately adjusted based on the reverse stock split ratio selected by the Board of Directors when effecting the reverse stock split.

Financial Report Table of Contents

Selected Financial Data

The Selected Financial Data of Level 3 Communications, Inc. and its subsidiaries appear below.

	Fiscal Year Ended(1),(2)				
	2010	2009	2008	2007	2006
	(dollars in millions, except per share amounts)				
Results of Operations:					
Revenue	$3,651	$3,762	$4,301	$ 4,269	$3,378
Loss from continuing operations(3)	(622)	(618)	(318)	(1,146)	(812)
Income from discontinued operations(4)	—	—	—	—	46
Net loss	(622)	(618)	(318)	(1,146)	(766)
Per Common Share:					
Loss from continuing operations(3)	(0.37)	(0.38)	(0.20)	(0.76)	(0.81)
Income from discontinued operations(4)	—	—	—	—	0.05
Net loss	(0.37)	(0.38)	(0.20)	(0.76)	(0.76)
Dividends(5)	—	—	—	—	—
Financial Position:					
Total assets	8,355	9,062	9,634	10,249	9,987
Current portion of long-term debt(6)	180	705	186	32	5
Long-term debt, less current portion(6)	6,268	5,755	6,245	6,631	7,122
Stockholders' equity (deficit)(7)	(157)	491	1,021	1,266	602

(1) The financial information for the periods of 2008 and prior have been adjusted for the retrospective application of Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) which has been codified into the guidance relating to Debt with Conversion and Other Options.

(2) The operating results of Software Spectrum, Inc. ("Software Spectrum"), which was sold in 2006, are included in discontinued operations for the period for which Level 3 owned Software Spectrum.

The Company purchased Progress Telecom, LLC ("Progress Telecom") on March 20, 2006; ICG Communications, Inc. ("ICG Communications") on May 31, 2006; TelCove, Inc. ("TelCove") on July 24, 2006 and Looking Glass Networks Holding Co., Inc. ("Looking Glass") on August 2, 2006. The Progress Telecom, ICG Communications, TelCove and Looking Glass results of operations and financial position are included in the consolidated financial statements from the respective dates of their acquisition. During 2006, the Company recorded revenue attributable to Progress Telecom of $49 million, ICG Communications of $46 million, TelCove of $166 million and Looking Glass of $33 million.

The Company purchased Broadwing Corporation ("Broadwing") on January 3, 2007, the Content Delivery Network services business of SAVVIS, Inc. (the "CDN Business") on January 23, 2007 and Servecast Ltd. ("Servecast") on July 11, 2007. During 2007, the Company recorded revenue attributable to Broadwing of $946 million, the CDN Business of $17 million and Servecast of $3 million.

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Net proceeds from the sale approximated $121 million after deducting transaction-related costs. Revenue attributable to the Vyvx advertising distribution business totaled $15 million in 2008 through the date of sale, $36 million in 2007 and $35 million in 2006. The Vyvx businesses were acquired by the Company at the end of 2005 in the acquisition of WilTel Communications Group, LLC ("WilTel").

(3) In 2006, the Company recognized approximately $13 million of impairment and restructuring charges, and a loss on early extinguishment of debt of $83 million as a result of the amendment and restatement of its senior secured credit facility and certain debt exchanges and redemptions.

In 2007, the Company recognized approximately $12 million of impairment and restructuring charges, and a loss on the early extinguishment of debt of $427 million as a result of the refinancing of its senior secured credit agreement and certain debt exchanges, redemptions and repurchases. The Company also recognized a gain of $37 million on the sale of marketable equity securities and a tax benefit of $23 million related to certain state tax matters.

In 2008, the Company recognized approximately $25 million of impairment and restructuring charges, $36 million of induced debt conversion expenses, net, attributable to the exchange of certain of the Company's convertible debt securities, a gain on the early extinguishment of debt of $125 million as a result of certain debt repurchases, and a $99 million gain on the sale of the Company's Vyvx advertising distribution business and the sale of certain of its smaller long distance voice customer relationships. The Company also revised its estimates of the amounts and timing of its original estimate of undiscounted cash flows related to certain future asset retirement obligations in the fourth quarter of 2008. As a result, the Company reduced its asset retirement obligations liability by $103 million with an offsetting reduction to property, plant and equipment of $21 million, selling, general and administrative expenses of $86 million, depreciation and amortization of $11 million and an increase to goodwill of $15 million.

In 2009, the Company recognized a gain of approximately $14 million as a result of debt repurchases and exchanges of certain of the Company's debt securities and $9 million of restructuring charges.

In 2010, the Company recognized a loss of approximately $59 million associated with the tender offer to repurchase the Company's 12.25% Senior Notes due 2013 and as a result of the redemption of its 10% Convertible Senior Notes due 2011. The Company also recognized a $91 million benefit primarily related to the release of foreign deferred tax valuation allowances.

(4) In 2006, the Company sold Software Spectrum and recognized a gain on the sale of $33 million. The income from the operations of Software Spectrum was $13 million for 2006.

(5) The Company's current dividend policy, in effect since April 1998, is to retain future earnings for use in the Company's business. As a result, management does not anticipate paying cash dividends on shares of common stock in the foreseeable future. In addition, the Company is restricted under certain debt-related covenants from paying cash dividends on shares of its common stock.

(6) In 2006, the Company received net proceeds of $142 million from the issuance by its wholly owned subsidiary of $150 million of Floating Rate Senior Notes due 2011, net proceeds of $538 million from the issuance of $550 million of 12.25% Senior Notes due 2013, net proceeds of $326 million from its issuance of $335 million of 3.5% Convertible Senior Notes due 2012 and net proceeds of $1.239 billion (excluding prepaid interest) from the issuance by its wholly owned subsidiary of $1.250 billion of 9.25% Senior Notes due 2014. Also in 2006, the Company exchanged a portion of its outstanding 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 for $46 million of cash and $692 million aggregate principal of new 11.5% Senior Notes due 2010. In addition, the Company redeemed the remaining outstanding 9.125% Senior Notes due 2008 totaling $398 million, 10.5% Senior Discount Notes due 2008 totaling $62 million and repurchased 99.3% of its wholly owned subsidiary's 10.75% Senior Notes due 2011 totaling $497 million.

In 2007, the Company received net proceeds of $982 million from the issuance by its wholly owned subsidiary of 8.75% Senior Notes due 2017 and Floating Rate Senior Notes due 2015 and net proceeds of $1.382 billion for the refinancing of its senior secured credit agreement. In connection with the refinancing of the senior secured credit agreement the borrower repaid its $730 million Senior Secured Term Loan due 2011. In 2007, the Company redeemed $488 million of its outstanding 12.875% Senior Notes due 2010, $96 million of outstanding 11.25% Senior Notes due 2010 and $138 million (€104 million) of outstanding 11.25% Senior Euro Notes due 2010. Also in 2007, the Company's wholly owned subsidiary repurchased $144 million of its outstanding Floating Rate Senior Notes due 2011, the Company repurchased $59 million of its outstanding 11% Senior Notes due 2008, $677 million of its outstanding 11.5% Senior Notes due 2010 and $61 million (€46 million) of its outstanding 10.75% Senior Euro Notes due 2008. The Company also completed the exchange of $605 million of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of common stock during 2007. The Company also converted or repurchased $180 million of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026 through the issuance of 17 million shares of common stock and the payment of $106 million in cash in 2007.

In 2008, the Company received proceeds of $400 million from the issuance of its 15% Convertible Senior Notes due 2013. In connection with the issuance of the 15% Convertible Senior Notes due 2013, the Company completed tender offers and repurchased $163 million of its 2.875% Convertible Senior Notes due 2010, $173 million of its 6% Convertible Subordinated Notes due 2010 and $124 million of its 6% Convertible Subordinated Notes due 2009. In 2008, the Company completed exchanges with holders of various issues of its convertible debt in which the Company issued approximately 48 million shares of the Company's common stock in exchange for $18 million of its 6% Convertible Subordinated Notes due 2009, $47 million of its 10% Convertible Senior Notes due 2011, $19 million of its 2.875% Convertible Senior Notes due 2010, $15 million of its 5.25% Convertible Senior Notes due 2011 and $9 million of its 3.5% Convertible Senior Notes due 2012. Also in 2008, the Company repurchased $39 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009 and $32 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010. The Company also repaid at maturity the remaining $20 million of its outstanding 11% Senior Notes due 2008 and approximately $6 million (€4 million) of its outstanding 10.75% Senior Euro Notes due 2008.

In 2009, the Company received net proceeds of $274 million as a result of amending and restating its existing senior secured credit facility to increase the borrowings through the creation of a $280 million Tranche B Term Loan. The Company exchanged $142 million of its 6% Convertible Subordinated Notes due 2010 and $140 million of its 2.875% Convertible Senior Notes due 2010 for $200 million of 7% Convertible Senior Notes due 2015 and $78 million of cash. In 2009, the Company received net proceeds of $274 million from the issuance of its 7% Convertible Senior Notes due 2015, Series B. Also in 2009, the Company repurchased $126 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009, $55 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010, $13 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010, $131 million aggregate principal amount of its 5.25% Convertible Senior Notes due 2011, $56 million aggregate principal amount of its 10% Convertible Senior Notes due 2011, and $31 million aggregate principal amount of its 3.5% Convertible Senior Notes due 2012. The Company also redeemed the remaining $13 million of its 11.5% Senior Notes due 2010, repurchased the remaining $6 million aggregate principal amount of its Floating Rate Notes due 2011 and repaid at maturity the remaining $55 million of its outstanding 6% Convertible Subordinated Notes due 2009.

In 2010, the Company received net proceeds of $613 million from the issuance of its 10% Senior Notes due 2018 and net proceeds of $195 million from the issuance of its 6.5% Convertible Senior Notes due 2016. In connection with the issuance of its 10% Senior Notes due 2018, the Company repurchased $550 million of the total outstanding 12.25% Senior Notes due 2013 primarily through a tender offer. In addition, during 2010, the Company redeemed all of the outstanding

$172 million aggregate principal amount of its 10% Convertible Senior Notes due 2011, $3 million of its 5.25% Convertible Senior Notes due 2011, the remaining $3 million of its 10.75% Senior Notes due 2011, and $2 million of its 2.875% Convertible Senior Notes due 2010. Upon maturity, the Company repaid the remaining $111 million of its 6% Convertible Subordinated Notes due 2010 and the remaining $38 million of its 2.875% Convertible Senior Notes due 2010.

(7) In 2006, the Company issued approximately 125 million shares of common stock in a public offering, valued at approximately $543 million.

In 2006, the Company issued 20 million shares of common stock, valued at approximately $66 million, as the stock portion of the purchase price paid to acquire Progress Telecom; 26 million shares of common stock, valued at approximately $131 million, as the stock portion of the purchase price paid to acquire ICG Communications; 150 million shares of common stock, valued at approximately $623 million, as the stock portion of the purchase price paid to acquire TelCove; and 21 million shares of common stock, valued at approximately $84 million, as the stock portion of the purchase price paid to acquire Looking Glass.

In 2007, the Company issued 197 million shares of common stock in exchange for $605 million of its 10% Convertible Senior Notes due 2011. The Company also issued 123 million shares of common stock, valued at approximately $688 million, as the stock portion of the purchase price to acquire Broadwing Corporation. Also in 2007, the Company issued 17 million shares of common stock in connection with the conversion of $179 million of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026.

In 2008, the Company issued approximately 48 million shares of common stock in exchange for $108 million aggregate principal amount of various issues of its convertible debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This document contains forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to Level 3 Communications, Inc. and its subsidiaries ("Level 3" or the "Company"). When used in this document, the words "anticipate", "believe", "plan", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document.

The following discussion should be read in conjunction with the Company's consolidated financial statements (including the notes thereto), included elsewhere herein.

Level 3 Communications, Inc., through its operating subsidiaries, is primarily engaged in the communications business, with additional operations in coal mining.

Communications Business

The Company is a facilities based provider of a broad range of communications services. Revenue for communications services is recognized on a monthly basis as these services are provided. For contracts involving private line, wavelengths and dark fiber services, Level 3 may receive up-front payments for services to be delivered for a period of generally up to 20 years. In these situations, Level 3 defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract. At December 31, 2010, for contracts where up-front payments were received for services to be delivered in the future, the Company's weighted average remaining contract period was approximately 12 years.

Communications revenue consists of:

1) Core Network Services includes revenue from transport, infrastructure, data and local and enterprise voice services.

2) Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services.

3) Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue from the SBC Master Services Agreement, which was obtained in the December 2005 acquisition of WilTel Communications Group, LLC.

These categories of Communications revenue are in different phases of the service life cycle requiring different levels of investment and focus and providing different contributions to the Company's Communications Adjusted EBITDA. Management of Level 3 believes that growth in revenue from its Core Network Services is critical to the long-term success of its communications business.

Core Network Services

The Company's transport services include metropolitan and intercity wavelengths, private line, Ethernet private line, professional services and transoceanic services. The Company's infrastructure services include dark fiber and colocation services. Growth in transport and infrastructure revenue is largely dependent on increased demand for bandwidth services and available capital of companies requiring communications capacity for their own use or in providing capacity as a service provider to their customers. Customer expenditures for these services may be in the form of monthly payments or up-front payments for private line, wavelength or dark fiber services. The Company is focused on providing end-to-end transport services to its customers to directly connect customer locations with a private network. Pricing for end-to-end metropolitan transport services have been relatively stable. For intercity transport services, the Company continues to experience pricing pressure for point-to-point locations, particularly in locations where a large number of carriers co-locate their facilities. An increase in demand may be partially offset by declines in unit pricing.

Data services primarily include the Company's high speed Internet protocol service, dedicated Internet access ("DIA") service, ATM and frame relay services, IP and Ethernet virtual private network ("VPN") services, content delivery network ("CDN") services, and Vyvx broadcast services. Level 3's Internet access service is a high quality and high-speed service offered in a variety of capacities. The Company's VPN services permit businesses of any size to replace multiple networks with a single, cost-effective solution that greatly simplifies the converged transmission of voice, video, and data. This convergence to a single platform can be obtained without sacrificing the quality of service or security levels of traditional ATM and frame relay offerings. VPN services also permit customers to prioritize network application traffic so that high priority applications, such as voice and video, are not compromised in performance by the flow of low priority applications such as email.

Revenue growth from customers that are seeking to distribute their feature rich content or video over the Internet is dependent on the continued increase in demand from consumers, the pricing environment and the availability of capacity on the Company's network. An increase in the reliability and security of information transmitted over the Internet and declines in the cost to transmit data have resulted in increased utilization of e-commerce or web based services by businesses. The market for data and IP is generally characterized by price compression and high unit growth rates depending upon the type of service. The Company experienced price compression in the high-speed IP market in 2010 and expects that pricing for its high-speed IP services will continue to decline in 2011.

The Company, through its Level 3 Vyvx Service business, provides video transport services over the Company's fiber-optic network and via satellite. It carries live broadcast content from the original source such as sporting events, special events or other live studio produced programming, to production studios, broadcast master control centers and other destinations within the broadcasters' delivery chain.

For live events where the location is not known in advance, such as breaking news stories in remote locations, the Company provides an integrated satellite and fiber-optic network-based service to transmit the content to its customers. For these services, most of Level 3 Vyvx's customers contract for the service on an event-by-event basis; however, there are some customers who have purchased a dedicated point-to-point service which enables these customers to transmit programming at any time.

In June 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Level 3 has retained ownership of Vyvx's core broadcast business, including the Vyvx Services Broadcast Business' content distribution capabilities.

The financial results of the Vyvx advertising distribution business are included in the Company's consolidated results of operations through the date of sale.

Level 3 recognized a gain on the sale of the Vyvx advertising distribution business of $96 million in 2008. The gain is presented in the consolidated statements of operations as "Gain on sale of business groups, net."

The Company has developed content distribution services through the acquisition of the Content Delivery Network services business ("CDN Business") of SAVVIS in January 2007, and the acquisition of Dublin, Ireland based Servecast Ltd. in July 2007. The Company believes that the addition of the CDN Business with its strong, broad portfolio of patents has helped the Company secure its commercial efforts in the heavily patented CDN market, in which a number of competitors have significant, patented intellectual property. Level 3 believes that one of the largest sources of future incremental demand for communications services will be derived from customers that are seeking to distribute their feature rich content or video over the Internet.

The Company's Core Network Services include local and enterprise voice services. Local voice services are primarily components that enable other service providers to deliver business or consumer-ready voice services to their end customers. Enterprise voice services are business-grade voice services that the Company sells directly to its business customers.

Beginning in the first quarter of 2010, Level 3 modified its revenue disclosure based on the manner in which certain customers are classified within customer-facing groups. Level 3 has discussed its Core Network Services revenue in terms of wholesale, large enterprise and federal, mid-market, and European customers. The 2009 and 2008 amounts have also been presented for comparability purposes.

- Wholesale includes revenue from international and domestic carriers, cable companies, wireless companies, voice service providers and the vast majority of former content market group customers.

- Large enterprise and federal includes Fortune® 300 and other large enterprises that purchase communications services in a manner similar to carriers, including financial services, healthcare and systems integrators, Federal Government agencies and academic consortia, plus certain large former Content Markets Group customers.

- Mid-market includes medium enterprises generally outside the Fortune® 300, regional service providers, certain academic institutions and some state and local governments.

- European remains unchanged from the 2009 presentation. The European revenue includes the largest European consumers of bandwidth, including the largest European and international carriers, large system integrators, voice service providers, cable operators, Internet service providers, content providers, enterprises, and government and education sectors.

Core Network Services revenue by customer group was as follows:

(dollars in millions)	Year Ended December 31, 2010	2009	2008
Wholesale	$1,375	$1,409	$1,589
Large Enterprise and Federal	566	507	517
Mid-Market	595	632	741
European	291	292	289
Total Core Network Services	$2,827	$2,840	$3,136

The Company believes that the alignment of Core Network Services around customer groups allowed it to drive growth while enabling it to better focus on the needs of its customers. Each of these groups is supported by dedicated employees in sales. Each of these groups is also supported by non-dedicated, centralized service or product management and development, corporate marketing, global network services, engineering, information technology, and corporate functions including legal, finance, strategy and human resources. The classification of customers within each customer group can change based upon sales team assignments, merger and acquisition activity by customers and other factors.

Wholesale Voice Services

The Company offers Wholesale Voice Services that target large and existing markets. The revenue potential for Wholesale Voice Services is large; however, the pricing and margins are expected to continue to decline over time as a result of the new low-cost IP and optical-based technologies. In addition, the market for Wholesale Voice Services is being targeted by many competitors, several of which are larger and have more financial resources than the Company.

Other Communications Services

The Company's Other Communications Services are mature services that are not critical areas of emphasis for the Company. Other Communications Services includes revenue from managed modem, its related reciprocal compensation services, and SBC Contract Services, which includes revenue derived under the SBC Master Services Agreement that was obtained in the WilTel acquisition. The Company and its customers continue to see consumers migrate from narrow band dial-up services to higher speed broadband services as the narrow band market matures. The Company expects ongoing declines in Other Communications services revenue similar to what has been experienced over the past several years.

The Company receives compensation from other carriers when it terminates traffic originating on those carriers' networks. This reciprocal compensation is based on interconnection agreements with the respective carriers or rates mandated by the FCC. The Company has interconnection agreements in place for the majority of traffic subject to reciprocal compensation. The majority of the Company's existing reciprocal compensation revenue is associated with agreements that are in evergreen status, meaning that the agreements remain in place and in effect until either terminated by mutual agreement or replaced by a successor agreement. The Company continues to negotiate new interconnection agreements or amendments to its existing interconnection agreements with local carriers as needed. The Company earns the majority of its reciprocal compensation revenue from providing managed modem services, which are declining. The Company also receives reciprocal compensation from its voice services. In this case, reciprocal compensation is reported within Core Network Services revenue.

Communications Business Strategy and Objectives

The Company's management continues to review all existing lines of business and service offerings to determine how those lines of business and service offerings enhance the Company's focus on delivering communications services and meeting its financial objectives. To the extent that certain lines of business, customer groups or service offerings are not considered to be compatible with the delivery of the Company's services or with meeting its financial objectives, Level 3 may exit those lines of business or stop offering those services.

The Company is focusing its attention on the following operational and financial objectives:

- growing Core Network Services revenue by increasing sales, reducing customer churn, and continuous improvement in operational efficiency;
- focusing on the the delivery of a customer experience that is the best in the industry;
- continuing to localize certain decision making and interaction with its mid-market enterprise customers, including leveraging its existing network assets;
- enabling its sales channels through effective marketing and sales support;
- effectively managing network costs and operating expenses;
- continuing to show improvements in Adjusted EBITDA;
- reducing its leverage ratio and refinancing its future debt maturities; and
- managing Wholesale Voice Services revenue for margin contribution.

The Company's management believes the introduction of new services or technologies, as well as the further development of existing technologies, may reduce the cost or increase the supply of certain services similar to those already provided. The ability of the Company to anticipate, adapt and invest in these technology changes in a timely manner may affect the Company's future success.

Level 3 will continue to evaluate acquisition opportunities and could make additional acquisitions in the future.

The successful integration of any acquired businesses into Level 3 is important to the success of Level 3. The Company must identify synergies and integrate acquired networks and support organizations, while maintaining the service quality levels expected by customers to realize the anticipated benefits of any acquisitions. Successful integration of any acquired businesses will depend on the Company's ability to manage the operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage, and eliminate redundant and excess costs to fully realize the expected synergies. If the Company is not able to efficiently and effectively integrate any businesses or operations it acquires, the Company may experience material negative consequences to its business, financial condition or results of operations.

The Company has ongoing process and system development work that is being implemented as part of the continued efforts that have improved and are expected to further improve the full spectrum of the customer experience, including service activation, service management and customer billing as well as various operational efficiency improvements.

The Company's ongoing operating results and financial condition could be affected by certain trends or uncertainties. For example, the continued worldwide economic downturn and prolonged uncertainty in the global financial markets have required the Company to continue to manage its cost structure and operating expenses carefully and to concentrate its capital expenditures on those technologies and assets that enable the Company to further develop its Core Network Services and replace the decline in revenue and earnings from Other Communications Services. The Company has also experienced shortages of certain types of equipment from its suppliers that may affect its ability to provision capacity on its network. As a result, the Company increased its inventory of certain equipment components to compensate for certain vendor delivery issues, which supported increased customer installations during the second half of the year. In addition, the Company has experienced increased intervals for the installation of capacity from providers of connections or capacity from the Company's network to a customer location or other carrier, which are referred to as "off-net" connections. The Company's ongoing operating results and financial condition could also be negatively affected, if as a result of economic conditions the Company's customers defer or forego purchases of the Company's services or fail to make timely payments to the Company as a result of the customer's inability to obtain adequate access to credit.

In addition to the operational objectives mentioned above, the Company has also been focused on improving its liquidity, financial condition, and extending the maturity dates of certain debt.

In January 2011, the Company issued $605 million aggregate principal amount of its 11.875% Senior Notes due 2019 in two private transactions. Approximately $300 million was issued in exchange for the $295 million aggregate principal of the Company's outstanding 9% Convertible Senior Discount Notes due 2013, and a portion of the net proceeds from the first transaction was used to redeem the $196 million aggregate principal of the Company's outstanding 5.25% Convertible Senior Notes due 2011. The Company expects to recognize a loss of $20 million in the first quarter of 2011 as a result of the above mentioned exchange and redemption.

In the third quarter of 2010, the Company issued $175 million aggregate principal amount of its 6.5% Convertible Senior Notes due 2016 (the "6.5% Convertible Senior Notes") and an additional $26 million aggregate principal amount in the fourth quarter, for a total of $201 million aggregate principal amount, for net proceeds of approximately $195 million. In addition, the Company repaid $38 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 that had matured during the third quarter.

In the second quarter of 2010, the Company redeemed all of the outstanding $172 million aggregate principal amount of its 10% Convertible Senior Notes due 2011 with available cash. The Company recognized a loss on extinguishment of approximately $4 million.

In the first quarter of 2010, Level 3 Financing, Inc. issued $640 million aggregate principal amount of 10% Senior Notes due 2018, for net proceeds of $613 million, and repurchased $550 million of the total outstanding 12.25% Senior Notes due 2013 primarily through a tender offer. The Company recognized a $55 million loss on the extinguishment of these notes.

Also in the first quarter of 2010, the Company repaid $111 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 that had matured. In addition, in various transactions during the first quarter of 2010, the Company, or its subsidiaries, repurchased $3 million in aggregate principal amount of 5.25% Convertible Senior Notes due 2011, the remaining $3 million of its 10.75% Senior Notes due 2011, and $2 million aggregate principal amount of 2.875% Convertible Senior Notes due 2010. The Company recognized a loss on these repurchases of less than $1 million.

The Company will continue to look for opportunities to improve its financial position and focus its resources on growing revenue and managing costs for the communications business.

Coal Mining

Level 3, through its two consolidated 50% owned joint-venture surface mines, one each in Montana and Wyoming, sells coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts is generally recognized when coal is shipped to the customer.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosures. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

While the Company has other accounting policies that involve estimates such as the allowance for doubtful accounts, accruals for estimated tax and legal liabilities, valuation allowance for deferred tax assets, and unfavorable contracts recognized in purchase accounting, management has identified the policies below, which require the most significant judgments and estimates to be made in the preparation of the consolidated financial statements, as critical to its business operations and the understanding of its results of operations.

Revenue

Revenue for communications services, including transport, infrastructure, data, voice and managed modem, is recognized monthly as the services are provided. Communications services are provided either on a usage basis, which can vary period to period, or at a contractually committed amount.

Reciprocal compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed, or at rates mandated by the FCC. Periodically, the Company will receive payment for reciprocal compensation services in excess of FCC rates and before an agreement is in place. These amounts are included in other current liabilities on the consolidated balance sheets until a final agreement has been reached and the necessary regulatory approvals have been received at which time the reciprocal compensation revenue is recognized. These amounts were insignificant to the Company in 2010, 2009 and 2008.

Revenue attributable to leases of dark fiber pursuant to indefeasible rights-of-use agreements ("IRUs") that qualified for sales-type lease accounting and were entered into prior to June 30, 1999, were recognized at the time of delivery and acceptance of the fiber by the customer. Certain sale and long-term IRU agreements of dark fiber and capacity entered into after June 30, 1999, are required to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. This accounting treatment results in the deferral of revenue for the cash that has been received and the recognition of revenue ratably over the term of the agreement (generally up to 20 years).

Termination revenue is recognized when a customer disconnects service prior to the end of the contract period and for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide product or services for consideration previously received and for which revenue recognition has been deferred. Termination revenue is reported in the same manner as the original product or service provided.

Accounting practice and guidance with respect to the accounting treatment of revenue continues to evolve. Any changes in the accounting treatment could affect the manner in which the Company accounts for revenue within its communications and coal businesses.

Revenue Reserves

The Company establishes appropriate revenue reserves at the time services are rendered based on an analysis of historical credit activity to address, where significant, situations in which collection is not reasonably assured as a result of credit risk, potential billing disputes or other reasons. The Company's significant estimates are based on assumptions and other considerations, including payment history, credit ratings, customer financial performance, history of billing disputes, industry financial performance and aging analysis.

Cost of Revenue for Communications Services

The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by the supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes. The Company establishes appropriate cost of revenue reserves for disputed supplier billings based on an analysis of its historical experience in resolving disputes with its suppliers.

In determining the amount of the cost of network service expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices, disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Non-Cash Compensation

The Company recognizes stock-based compensation expense for all share-based payment awards in accordance with fair value recognition provisions. Under the fair value recognition provisions, the Company recognizes stock-based compensation expense net of an estimated forfeiture rate, recognizing compensation cost for only those awards expected to vest over the requisite service period of the awards. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require subjective assumptions, including the assumption for stock price volatility. The Company estimates the stock price volatility using a combination of historical and implied volatility, as Level 3 believes it is consistent with the approach most marketplace participants would consider by using all available information to estimate expected volatility. The Company has determined that expected volatility is more reflective of market conditions and provides a more accurate indication of volatility than using solely historical volatility. In reaching this conclusion, the Company has considered many factors including the extent to which its future expectations of volatility over the respective term is likely to differ from historical measures, the absence of actively traded options for the Company's

Common Stock and the Company's ability to review volatility of its publicly traded convertible debt with similar terms and prices to the options the Company is valuing. The Company issues outperform stock options in which the value received is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500® Index. The Company utilizes a modified Black-Scholes model due to the additional variables required to calculate the effect of the success multiplier for its outperform stock options, including estimating the expected volatility of the S&P 500® Index. As a result of the Company's stock price at the end of 2010, the aggregate intrinsic value of outstanding outperform stock options was zero as of December 31, 2010.

The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If actual forfeiture rates are materially different from the Company's estimate, stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

Valuation of Long-Lived Assets

The Company performs an assessment of its long-lived assets, including finite-lived acquisition-related intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of assets or asset groupings may not be recoverable. This review requires the identification of the lowest level of identifiable cash flows for purposes of grouping assets subject to review. The estimate of undiscounted cash flows includes long-term forecasts of revenue growth, gross margins and operating expenses. All of these items require significant judgment and assumptions. The impairment analysis of long-lived assets also requires the Company to make certain subjective assumptions and estimates regarding the expected future use of certain additional conduits and the expected future use of certain empty conduits. An impairment loss may exist when the estimated undiscounted cash flows attributable to the assets are less than their carrying amount. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the long-lived asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

The Company conducted a long-lived asset impairment analysis in the fourth quarter of 2010 and concluded that its long-lived assets, including its finite-lived acquisition-related intangible assets, were not impaired. To the extent that future changes in assumptions and estimates cause a change in estimates of future cash flows that indicate the carrying amount of the Company's long-lived assets, including finite-lived acquisition-related intangible assets, may not be recoverable, the Company may incur impairment charges in the future to write-down the carrying amount of the Company's long-lived assets to their estimated fair value.

Useful Lives of Long-Lived Assets

The Company performs periodic internal reviews to evaluate the depreciable lives of its property, plant and equipment. Due to rapid changes in technology and the competitive environment, selecting the estimated economic life of telecommunications property, plant, and equipment requires a significant amount of judgment. The Company's internal reviews take into account input from the Company's global network services personnel regarding actual usage, physical wear and tear, replacement history, and assumptions regarding the benefits and costs of implementing new technology that factor in the need to meet the Company's financial objectives.

Valuation of Goodwill and Acquired Indefinite-Lived Intangible Assets

The Company performs an annual impairment assessment of its goodwill at the end of the fourth quarter, or more frequently if the Company determines that indicators of impairment exist. The Company's impairment review process compares the fair value of each reporting unit to its carrying value. The Company's reporting units are consistent with the reportable segments identified in Note 14—Segment Information—to the Consolidated Financial Statements. Goodwill assigned to the Communications reportable segment totaled $1.4 billion at both December 31, 2009 and 2010. There was no goodwill assigned to the Coal Mining reportable segment at December 31, 2009 or 2010. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is performed. If the carrying value of the reporting unit exceeds its fair value, then a second step must be performed, and the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded.

The Company considers the use of multiple valuation techniques in accordance with the Fair Value Measurements and Disclosures guidance to estimate the fair value of its reporting units and has consistently applied a market approach as part of its impairment assessment process.

Under the market approach, the Company estimates the fair value using an in-exchange valuation premise based upon the market capitalization of Level 3 using quoted market prices, adds an estimated control premium, and then assigns that fair market value to the reporting units. The most significant estimates and assumptions utilized in its valuations with the market approach involved estimating an appropriate control premium and allocating the estimated enterprise fair value to each of its reporting units.

The Company concluded that using 20% as a control premium would be reasonable in its market approach valuation for purposes of performing its goodwill impairment test based on historical control premiums offered for comparable transactions in the communications industry, the availability of financing, and number of potential buyers. The calculated market value using the Company's quoted market price valuation is allocated to each of its two reporting units based on their relative percentage of Adjusted EBITDA, as this is a key external and internal valuation metric.

The Company conducted its goodwill impairment analysis at the end of 2010 and 2009 and concluded that its goodwill was not impaired in either period.

The Company also performs an assessment of its acquisition-related indefinite-lived intangible assets annually at the end of the fourth quarter, or more frequently if the Company determines that indicators of impairment exist. The Company's impairment review process compares the fair value of the indefinite-lived acquisition-related intangible assets to their respective carrying values. If the fair value of the indefinite-lived acquisition-related intangible assets exceeds their carrying values, then the indefinite-lived acquisition-related intangible assets are not impaired.

The Company's fair value methodology primarily consists of a discounted cash flow analysis that includes estimates of revenue, costs, growth rates and an appropriate discount rate and market comparable estimates. These estimates are based on historical data, various internal estimates and management's expectations of future trends.

The Company conducted its indefinite-lived acquisition-related intangible asset impairment analyses at the end of 2010 and 2009 and concluded that there was no impairment in either period.

The Company performs periodic internal reviews to evaluate whether events and circumstances continue to support indefinite useful lives on its intangible assets. The Company considers input from its legal, business development and product personnel in its evaluation of all relevant factors supporting the useful lives of its intangible assets.

To the extent that future changes in the Company's assumptions and estimates cause a change in the related fair value estimates that indicate the carrying amount of the Company's goodwill and indefinite-lived acquisition-related intangible assets may not be recoverable, the Company may incur impairment charges in the future to write-down the carrying amount of the Company's goodwill and indefinite-lived acquisition-related intangible assets to their estimated fair value.

Derivative Financial Instruments

The Company uses derivative financial instruments, primarily interest rate swaps, to manage its exposure to fluctuations in interest rate movements. The Company's primary objective in managing interest rate risk is to decrease the volatility of its earnings and cash flows affected by changes in the underlying rates. To achieve this objective, the Company enters into financial derivatives, primarily interest rate swap agreements, the values of which change in the opposite direction of the anticipated future cash flows. The Company has floating rate long-term debt (see Note 11—Long-Term Debt—of the Consolidated Financial Statements). These obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense decreases. The Company has designated its interest rate swap agreements as a cash flow hedge. Swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments to a counterparty over the lives of the agreements without exchange of the underlying notional amount. The change in the fair value of the interest rate swap agreements is reflected in Accumulated Other Comprehensive Income (Loss) ("AOCI") and is subsequently reclassified into earnings in the period that the hedged transaction affects earnings, due to the fact that the interest rate swap agreements qualify as effective cash flow hedges.

The Company also has certain equity conversion rights associated with debt instruments, which are considered derivative instruments as of December 31, 2010 and 2009. Certain of these derivative instruments were classified as a liability at December 31, 2010 and 2009. The Company had liabilities associated with its embedded derivatives of less than $1 million at December 31, 2010 and $20 million at December 31, 2009. The Company has recognized the gains or losses from changes in fair value of any derivatives that are not designated as hedges in other income (expense) in the statements of operations. As a result of the changes in fair value related to these derivative instruments, the Company recognized a gain of $10 million in 2010, a gain of $14 million in 2009 and no gains or losses in 2008. The Company does not use any derivative financial instruments for speculative purposes.

The Company is exposed to credit related losses in the event of non-performance by counterparties. The Company considers credit valuation adjustments to appropriately reflect both the Company's non-performance risk and the respective counterparty's non-performance risk in its fair value measurements. The counterparties to any of the financial derivatives the Company enters into are major institutions with investment grade credit ratings. The Company evaluates counterparty credit risk before entering into any hedge transaction, and continues to closely monitor the financial market and the risk that it's counterparties will default on their obligations. This credit risk is generally limited to the unrealized gains, if any, in such contracts, should any of these counterparties fail to perform as contracted.

Asset Retirement Obligations

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term, restoration requirements for leased facilities and reclamation requirements in the coal mining business to remediate previously mined properties. The initial and subsequent measurement of the Company's asset retirement obligations require the Company to make significant estimates regarding the eventual costs and probability or likelihood that the Company will be required to remove certain of its network infrastructure, restore certain of its leased properties and remediate certain of its previously mined properties. In addition, the Company must estimate the periods over which these costs will be incurred and the present value of such costs using the Company's estimate of its credit-adjusted risk-free interest rate upon initial recognition.

The Company periodically evaluates its asset retirement obligations to determine if the amount and timing of its cash flow estimates continue to be appropriate based on current facts and circumstances.

The asset retirement obligations for certain leased facilities and coal mining locations were increased by an insignificant amount in 2010 and 2009 due to revised estimates of future obligations.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued a new accounting standard that provides revenue recognition guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management's best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. This guidance is generally expected to result in revenue recognition for more delivered elements than under the current rules. Level 3 is required to adopt this guidance prospectively for new or materially modified agreements as of January 1, 2011. The Company elected to adopt this guidance prospectively for new or materially modified agreements as of January 1, 2010. The adoption of this guidance did not have a material effect on the Company's consolidated results of operations or financial condition.

In June 2009, the FASB issued a new accounting standard that changes the consolidation rules as they relate to variable interest entities. The new standard makes significant changes to the model for determining who should consolidate a variable interest entity, and also addresses how often this assessment should be performed. The standard was effective for Level 3 effective January 1, 2010. The Company's adoption of this guidance did not have a material effect on the Company's consolidated results of operations or financial condition.

In December 2010, the FASB issued new accounting guidance to address concerns about performing the goodwill impairment test when a reporting unit has zero or negative carrying values. The guidance requires the Company to automatically perform Step 2 of the impairment test for reporting units with a zero or negative carrying amount if there are qualitative factors that indicate that it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, these adverse qualitative factors should also be considered between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The adverse qualitative factors are part of existing accounting standards. The guidance is effective for Level 3 on January 1, 2011. The Company evaluated the adverse qualitative factors in anticipation of its January 1, 2011 adoption of the new accounting guidance and concluded that it was not required to perform Step 2 of the impairment test.

Results of Operations 2010 vs. 2009

(dollars in millions)	Year Ended December 31, 2010	December 31, 2009	Change %
Revenue:			
Communications	$3,591	$3,695	(3)%
Coal Mining	60	67	(10)%
Total Revenue	3,651	3,762	(3)%
Costs and Expenses (exclusive of depreciation and amortization shown separately below):			
Cost of Revenue:			
Communications	1,434	1,499	(4)%
Coal Mining	56	66	(15)%
Total Cost of Revenue	1,490	1,565	(5)%
Depreciation and Amortization	876	915	(4)%
Selling, General and Administrative	1,373	1,338	3%
Restructuring Charges	2	9	(78)%
Total Costs and Expenses	3,741	3,827	(2)%
Operating Loss	(90)	(65)	38%
Other Income (Expense):			
Interest income	1	2	(50)%
Interest expense	(586)	(595)	(2)%
Gain (loss) on extinguishment of debt, net	(59)	14	NM
Other, net	21	27	(22)%
Total Other Expense	(623)	(552)	13%
Loss Before Income Taxes	(713)	(617)	16%
Income Tax Benefit (Expense)	91	(1)	NM
Net Loss	$ (622)	$ (618)	1%

NM—Not meaningful

Communications revenue consists of:

1) Core Network Services includes revenue from transport, infrastructure, data and local and enterprise voice communications services.

2) Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services.

3) Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue from the SBC Master Services Agreement, which was obtained in the December 2005 acquisition of WilTel.

Communications revenue attributable to each of these services is as follows (in millions):

	Year Ended December 31,	
	2010	2009
Core Network Services	$2,827	$2,840
Wholesale Voice Services	650	663
Other Communications Services	114	192
Total Communications Services Revenue	$3,591	$3,695

Communications Revenue decreased 3% in 2010 compared to 2009. The decrease in 2010 compared to 2009 is primarily the result of Wholesale Voice Services and expected declines in Other Communications Revenue.

The Company's Core Network Services revenue in 2010 compared to 2009 was essentially flat. Full year declines in the Company's data, local and enterprise voice services were driven by lower usage of Internet access and voice services which was primarily driven by macroeconomic conditions. Similar macroeconomic conditions driving declines in data service revenue and Vyvx broadcast services during the first half of 2010, strengthened to reflect growth during the second half of the year. In addition, full year increases in transport and infrastructure services driven by strong demand led sequential quarterly improvement that offset the annual declines in data, local and enterprise voice services.

The decrease in Wholesale Voice Services revenue in 2010 compared to 2009 is primarily attributable to a decline in international voice termination services that experienced pricing pressure during the year. This decrease was offset by slight increases in domestic voice termination and toll free services. The Company continues to concentrate its sales efforts on maintaining incremental gross margins in the 30% range for these services. The Company expects to experience some volatility in revenue as a result of this strategy.

Other Communications Revenue declined to $114 million in 2010 from $192 million in 2009. The decrease is the result of a decline in managed modem revenue as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers, especially in large metropolitan areas. The Company expects managed modem revenue to continue to decline in the future due to an increase in the number of subscribers migrating to broadband services.

Reciprocal compensation revenue from managed modem services also declined in 2010 compared to 2009 as a result of the continuing decline in demand for managed modem services. The Company has historically earned the majority of its reciprocal compensation revenue from managed modem services, although the Company continues to generate a portion of its reciprocal compensation revenue from voice services, which is reported within Core Network Services revenue. To the extent the Company is unable to sign new interconnection agreements or signs new or amended agreements containing lower rates, reciprocal compensation revenue may experience further declines over time. In addition, if there is a significant decline in the Company's managed modem dial-up business, or FCC or state regulations change such that carriers are not required to compensate other carriers for terminating internet service provider bound traffic, reciprocal compensation revenue may continue to decline.

Also contributing to the decrease in Other Communications revenue was lower SBC Contract Services revenue as a result of the migration of the SBC traffic to the AT&T network and the satisfaction by SBC of its gross margin commitment under the SBC Master Services Agreement in the first half of 2008. During the second quarter of 2008, the gross margin commitment on the SBC Master Services Agreement was satisfied; however AT&T, Inc. ("AT&T"), which merged with SBC in 2005, continues to purchase services from Level 3 under the SBC Master Services Agreement as it continues to migrate the services provided under the agreement to its own network facilities. The SBC Master Services Agreement was an agreement between SBC Services Inc. and WilTel and was obtained in the December 2005 WilTel acquisition.

Coal mining revenue decreased to $60 million in 2010 from $67 million in 2009 primarily due to a decrease in volume of tons mined attributable to the expiration of certain long term purchase contracts earlier in 2010, partially offset by the commencement of new contracts during the year.

Cost of Revenue for the communications business includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs, and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses.

Cost of revenue for the communications business, as a percentage of communications revenue, decreased to 39.9% in the 2010 compared to 40.6% in 2009. The Company has benefited from higher margin on-net Core Network Services and an improving gross margin mix. The Company continues to decrease its lower margin voice and certain private line services, and to implement initiatives to reduce both fixed and variable network expenses.

Coal mining cost of revenue decreased to $56 million in 2010 from $66 million in 2009. Coal mining cost of revenue approximated 93% of coal mining revenue in 2010 and 99% in 2009. The decrease in coal mining cost of revenue as a percentage of coal mining revenue in 2010 compared to 2009 is the result of the mix of lower tons mined resulting in higher costs per ton more than offset by higher revenues per ton under new contracts commencing in 2010.

Depreciation and Amortization expense decreased 4% to $876 million in 2010 from $915 million in 2009. This decrease is primarily attributable to the reduction in depreciation expense associated with shorter-lived fixed assets becoming fully depreciated and the effect of foreign currency fluctuations.

Selling, General and Administrative expenses include salaries, wages and related benefits (including non-cash, stock based compensation expenses), property taxes, travel, insurance, rent, contract maintenance, advertising, accretion expense on asset retirement obligations and other administrative expenses. Selling, general and administrative expenses also include certain network related expenses such as network facility rent, utilities and maintenance costs.

Selling, general and administrative expenses increased 3% to $1.4 billion in 2010 compared to $1.3 billion in 2009. The increase is primarily a result of higher employee compensation and related costs as the Company continued to increase investments in its sales and support and customer install activity headcount during 2010. Included in selling, general and administrative expenses was $67 million of non-cash, stock-based compensation expenses related to grants of outperform stock options, restricted stock units, restricted stock shares, shares issued for the Company's discretionary bonus, and shares issued for the Company's matching contribution for the 401(k) plan. This compares to $59 million of non-cash, stock-based compensation expenses recognized in 2009. The increase in non-cash, stock-based compensation expense is primarily due to higher headcount and shares issued for the Company's discretionary bonus in 2010 and lower non-cash compensation awards in 2009.

Restructuring Charges decreased to $2 million in 2010 from $9 million in 2009 primarily as a result of the timing of the Company's workforce reduction activities. During 2009, the Company initiated a workforce reduction of approximately 260 employees, or 5% of the Company's total employee base. The Company did not initiate any significant new workforce reduction plans in 2010.

The Company may experience further restructuring charges in 2011 as it continues to optimize its cost structure if revenue performance does not improve.

Adjusted EBITDA, as defined by the Company, is net income (loss) from the consolidated statements of operations before (1) income tax benefit (expense), (2) total other income (expense), (3) non-cash impairment charges included within restructuring charges, (4) depreciation and amortization expense and (5) non-cash stock compensation expense included within selling, general and administrative expenses in the consolidated statements of operations.

Adjusted EBITDA is not a measurement under GAAP and may not be used in the same way by other companies. Management believes that Adjusted EBITDA is an important part of the Company's internal reporting and is a key measure used by management to evaluate profitability and operating performance of the Company and to make resource allocation decisions. Management believes such measurement is especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA to compare the Company's performance to that of its competitors and to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses.

Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense and income tax benefit (expense), because these items are associated with the Company's capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the effect of capital investments which management believes should be evaluated through cash flow measures. Adjusted EBITDA excludes net other income (expense) because these items are not related to the primary operations of the Company.

There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the Company's calculations. Additionally, this financial measure does not include certain significant items such as interest income, interest expense, income tax benefit (expense), depreciation and amortization expense, non-cash impairment charges, non-cash stock compensation expense and net other income (expense). Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

Note 14—Segment Information—of the Notes to Consolidated Financial Statements provides a reconciliation of Adjusted EBITDA for each of the Company's reportable operating segments.

Adjusted EBITDA for the communications business was $849 million in 2010 compared to $910 million in 2009. The decrease in Adjusted EBITDA for the communications business is primarily attributable to the decline in the Company's revenue, partially offset by a decrease in cost of revenue, in addition to higher selling, general and administrative expenses in 2010.

Interest Income decreased to $1 million in 2010 from $2 million in 2009. The decrease is primarily due to a decrease in the average returns on the Company's investment portfolio, as well as a decrease in the average invested balance during 2010.

The Company invests its funds primarily in government and government agency securities, money market funds and commercial paper depending on liquidity requirements. The Company's investment strategy generally provides lower yields on the funds than would be obtained on alternative investments, but reduces the risk to principal in the short term prior to these funds being used in the Company's business.

Interest Expense decreased 2% to $586 million in 2010 from $595 million in 2009. Interest expense decreased as a result of lower average interest rates in 2010 as compared to 2009 on the Company's variable rate debt.

The Company expects annual interest expense in 2011 to approximate $615 million based on the Company's outstanding debt as of December 31, 2010 taking into consideration the current interest rates on the Company's variable rate debt, the January 2011 issuances of $605 million aggregate principal amount of its 11.875% Senior Notes due 2019, of which approximately $300 million was in exchange for its 9% Convertible Senior Discount Notes, and the redemption of the 5.25% Convertible Senior Notes due 2011. See Note 11—Long-Term Debt—of the Notes to Consolidated Financial Statements for additional information on Level 3's financing activities.

Gain (Loss) on Extinguishment of Debt, Net reflected a loss totaling $59 million in 2010 compared to a gain of $14 million in 2009. The loss during 2010 consisted of a $4 million charge recognized as a result of the redemption of the Company's 10% Convertible Senior Notes due 2011 and a $55 million charge recognized in connection with the tender offer and consent solicitation of the Company's 12.25% Senior Notes due 2013. The 2009 net gain on extinguishment of debt of $14 million was the result of certain debt repurchases prior to maturity. See Notes 11—Long-Term Debt—and 17—Subsequent Events—of the Notes to Consolidated Financial Statements for additional information regarding the Company's financing activities.

The Company may enter into additional transactions in the future to repurchase or exchange existing debt that may result in gains or losses on the extinguishment of debt. The Company expects to recognize a loss of $20 million in the first quarter of 2011 as a result of the redemption of the 5.25% Convertible Senior Notes due 2011 and the exchange of the 9% Convertible Senior Discount Notes due 2013.

Other, net decreased to $21 million in 2010 compared to $27 million in 2009. Other, net is primarily comprised of gains and losses from the change in the fair value of certain derivative investments, as well as gains and losses on the sale of non-operating assets, realized foreign currency gains and losses and other income.

Income Tax Benefit (Expense) reflected a benefit of $91 million in 2010 compared to expense of $1 million in 2009. The income tax benefit of $91 million in 2010 primarily relates to a release of certain foreign deferred tax valuation allowances (see Note 13—Income Taxes—of the Notes to Consolidated Financial Statements). The income tax expense in 2009 primarily relates to state and foreign income taxes.

The Company incurs income tax expense attributable to income in various Level 3 subsidiaries, including the coal business, that are required to file state or foreign income tax returns on a separate legal entity basis. The Company also recognizes accrued interest and penalties in income tax expense related to uncertain tax positions.

The difference between the Company's effective tax rate and the U.S. statutory rate was primarily due to the fact that the Company continues to maintain a full valuation allowance against the majority of its net federal, state and certain foreign deferred tax assets.

Results of Operations 2009 vs. 2008

(dollars in millions)	Year Ended December 31, 2009	December 31, 2008	Change %
Revenue:			
Communications	$3,695	$4,226	(13)%
Coal Mining	67	75	(11)%
Total Revenue	3,762	4,301	(13)%
Costs and Expenses (exclusive of depreciation and amortization shown separately below):			
Cost of Revenue:			
Communications	1,499	1,740	(14)%
Coal Mining	66	69	(4)%
Total Cost of Revenue	1,565	1,809	(13)%
Depreciation and Amortization	915	931	(2)%
Selling, General and Administrative	1,338	1,505	(11)%
Restructuring and Impairment Charges	9	25	(64)%
Total Costs and Expenses	3,827	4,270	(10)%
Operating Income (Loss)	(65)	31	NM
Other Income (Expense):			
Interest income	2	15	(87)%
Interest expense	(595)	(570)	4%
Gain (loss) on extinguishment of debt, net	14	89	(84)%
Gain on sale of business groups, net	—	99	NM
Other, net	27	24	13%
Total Other Expense	(552)	(343)	61%
Loss Before Income Taxes	(617)	(312)	98%
Income Tax Expense	(1)	(6)	(83)%
Net Loss	$ (618)	$ (318)	94%

NM—Not meaningful

Communications revenue consists of:

(dollars in millions)	Year Ended December 31, 2009	2008
Core Network Services	$2,840	$3,136
Wholesale Voice Services	663	724
Other Communications Services	192	366
Total Communications Services Revenue	$3,695	$4,226

Communications Revenue decreased 13% in 2009 compared to 2008. Contributing to this decline in Communications revenue was a decrease in Core Network Services and Wholesale Voice Services revenue, and is generally the result of macroeconomic conditions driving increased customer monthly recurring revenue churn, usage revenue declines, customers delaying the purchase of communications services, customers self-serving and optimizing their own networks for communications services and the lag effect of prior customer experience issues, particularly for mid-market enterprise customers.

The Company experienced declines within Core Network Services in 2009 compared to 2008, including transport, Vyvx broadcast data services, local voice and enterprise voice services. The decrease in transport revenue is primarily the result of macroeconomic conditions causing customers to optimize their own networks as opposed to utilizing the Company's network and delays in customer sales cycles. The decrease in Vyvx broadcast data services is primarily the result of macroeconomic conditions causing lower usage as customers generally cut back on the number of broadcasting events they covered. The decrease in local voice and enterprise voice services is primarily the result of macroeconomic conditions causing lower voice usage. In addition, revenue associated with the Vyvx advertising distribution business declined in 2009 compared to 2008 as, on June 5, 2008, the Company completed the sale of the Vyvx advertising distribution business and therefore did not record any Vyvx advertising distribution revenue subsequent to the date of sale. Revenue attributable to the Vyvx advertising distribution business was $15 million in 2008. Partially offsetting the decreases in transport, Vyvx broadcast data services, Vyvx advertising distribution services and local voice and enterprise voice revenue were increases in infrastructure revenue in 2009 compared to 2008.

The decrease in Wholesale Voice Services revenue is primarily attributable to a decrease in domestic and international voice termination services, which was caused by price declines and lower usage. Partially offsetting the decrease in domestic and international voice termination revenue was an increase in toll free revenue due to higher traffic attributable to conferencing provider customers.

Other Communications Services revenue declined to $192 million in 2009 from $366 million in 2008. The decrease is primarily the result of an expected decline related to SBC contract services and a decline in managed modem revenue as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers, especially in large metropolitan areas. In addition, the Company renewed contracts with certain of its managed modem customers during the year at reduced prices.

Reciprocal compensation revenue from managed modem services also declined in 2009 compared to 2008 as a result of the continuing decline in demand for managed modem services.

Also contributing to the decrease in Other Communications revenue was lower SBC Contract Services revenue as a result of the migration of the SBC traffic to the AT&T network and the satisfaction by SBC of its gross margin commitment under the SBC Master Services Agreement in the first half of 2008.

Coal mining revenue decreased to $67 million in 2009 from $75 million in 2008 primarily as a result of a long-term supply contract that enabled a customer to buyout future coal purchase commitments with the Company in the first quarter of 2008. The Company did not have any further obligations with respect to future coal commitments under the contract, and therefore recognized the transaction as revenue in the first quarter of 2008. Also contributing to the decrease are the lower contractual selling prices with customers based on their purchasing volumes. Partially offsetting this decrease is a customer buyout of future coal purchase commitments under its contract which was completed and recognized in 2009.

Cost of Revenue for the communications business, as a percentage of communications revenue, was 40.6% in 2009 compared to 41.2% in 2008. The decrease in communications cost of revenue as a percentage of communications revenue is the result of the Company deriving synergies from acquisitions which eliminate duplicate network costs. In addition, the continued reduction in SBC Contract Services revenue has improved communications cost of revenue as a percentage of communications revenue, as the gross margins for SBC Contract Services revenue are lower than the gross margins for Core Network Services revenue. Partially offsetting this downward trend in communications cost of revenue as a percentage of communications revenue have been increases in Wholesale Voice Services revenue as a percentage of total communications revenue and lower managed modem revenue.

Coal mining cost of revenue decreased to $66 million in 2009 from $69 million in 2008. Coal mining cost of revenue approximated 99% of coal mining revenue in 2009 compared to 92% in 2008. This increase in coal mining cost of revenue as a percentage of coal mining revenue is the result of the buyout by a coal customer of future coal purchase commitments resulting in the recognition of revenue with no associated costs in 2008.

Depreciation and Amortization expense decreased 2% to $915 million in 2009 from $931 million in 2008. This decrease was primarily attributable to reduced depreciation expense associated with shorter-lived fixed assets becoming fully depreciated. Also contributing to the decrease was a reduction in amortization expense on intangible assets due to the disposal of $22 million of carrying value of amortizable intangible assets in the Vyvx advertising distribution sale and certain of the Company's amortizable intangible assets becoming fully amortized in 2008.

Selling, General and Administrative expenses decreased 11% to $1.3 billion in 2009 from $1.5 billion in 2008. The decreases are primarily attributable to a reduction in employee compensation and related costs due to a lower average headcount, which decreased approximately 6% in 2009 compared to 2008. Also contributing to the reduction in employee compensation and related costs were lower bonus expenses, as a result of the reduction in the Company's revenue and Adjusted EBITDA performance. Offsetting the decrease in the change in selling, general and administrative expenses is an $86 million benefit that was the result of a revision in the Company's estimate of its asset retirement obligations liability in the fourth quarter of 2008.

The decrease in selling, general and administrative expenses in 2009 compared to 2008 was also the result of synergies that have been achieved due to acquisition integration efforts and the Company's focus on reducing operating expenses, which resulted in decreases in professional fees and vendor services, and network related administrative expenses. Also contributing to the decrease is a reduction in the accretion on asset retirement obligations in 2009 compared to 2008 as a result of the reduction in the estimate of the asset retirement obligation recorded on December 31, 2008.

Included in selling, general and administrative expenses in 2009 was $59 million of non-cash, stock-based compensation expenses related to grants of outperform stock options and restricted stock units and restricted stock shares. This compares to $78 million of non-cash, stock-based compensation expenses recognized in 2008. This decrease in non-cash, stock-based compensation expense is primarily due to lower headcount, higher estimated forfeiture rates given the Company's continued organizational structure optimization efforts and a reduction in the Company's 401(k) stock-based matching contribution, as effective March 6, 2009, the Company matches 100% of employee contributions up to 3% of eligible earnings or applicable regulatory limits. Prior to March 6, 2009, the Company matched 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits.

Restructuring Charges decreased to $9 million in 2009 from $25 million in 2008 primarily as a result of the timing of the Company's workforce reduction activities.

Adjusted EBITDA, for the communications business was $910 million in 2009 compared to $1.039 billion in 2008. The decrease in Adjusted EBITDA for the communications business is primarily attributable to a reduction in communications revenue partially offset by the benefits of continued operating expense reductions.

Interest Income decreased to $2 million in 2009 from $15 million in 2008. The decrease is primarily due to a decrease in the average return on the Company's cash and cash equivalents and restricted cash and securities balances, partially offset by an increase in the average invested balance during 2009 as compared to the average invested balance during 2008.

Interest Expense increased 4% to $595 million in 2009 from $570 million in 2008. Interest expense increased primarily as a result of increases in the average debt balance and average interest rate in 2009 as compared to 2008.

Gain on Sale of Business Groups, Net totaled $99 million in 2008 compared to zero in 2009. On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and recognized a net gain on the sale of $96 million in the second quarter of 2008. In addition, in the fourth quarter of 2008, Level 3 completed the sale of certain of its smaller long distance voice customers and recognized a gain on the sale of approximately $3 million. See Note 2—Vyvx Advertising Distribution Business Disposition—of the Notes to Consolidated Financial Statements for additional information regarding the Company's disposition activities.

Gain on Extinguishment of Debt, Net totaled $14 million in 2009 and $89 million in 2008. The 2009 net gain on extinguishment of debt of $14 million was the result of certain debt repurchases prior to maturity. The 2008 net gain on extinguishment of debt consisted of a gain of $125 million as a result of certain debt repurchases prior to maturity, partially offset by a $36 million loss attributable to induced debt conversion expenses related to the exchange of certain of the Company's convertible debt securities. See Notes 11—Long-Term Debt—and 17—Subsequent Events—of the Notes to Consolidated Financial Statements for additional information regarding the Company's financing activities.

Other, net was $27 million in 2009 compared to $24 million in 2008. Other, net is primarily comprised of gains and losses from the changes in the fair value of certain derivative investments, realized foreign currency gains and losses, gains and losses on the sale of non-operating assets and other income.

Income Tax Expense was $1 million in 2009 compared to $6 million in 2008. The income tax expense in all periods presented primarily relates to state and foreign income taxes.

Financial Condition—December 31, 2010

Cash flows provided by operating activities, investing activities and financing activities for the years ended December 31, 2010 and 2009, respectively are summarized as follows:

	Year Ended		
(dollars in millions)	December 31, 2010	December 31, 2009	Change
Net Cash Provided by Operating Activities	$ 339	$ 357	$ (18)
Net Cash Used in Investing Activities	(429)	(307)	(122)
Net Cash Provided by (Used In) Financing Activities	(122)	16	(138)
Effect of Exchange Rates on Cash and Cash Equivalents	(8)	2	(10)
Net Change in Cash and Cash Equivalents	$(220)	$ 68	$(288)

Operating Activities

Cash provided by operating activities decreased by $18 million in 2010 compared to 2009. The decrease in cash provided by operating activities was primarily due to reduced operating income in 2010.

Investing Activities

Cash used in investing activities increased by $122 million in 2010 compared to the same period of 2009 primarily as a result of additional capital expenditures, which totaled $436 million in 2010 and $313 million in 2009. The increase in expenditures in 2010 was directed at supporting customer installations, extending the Company's reach with success-based builds, network upgrades across several layers, and increased network equipment to compensate for delivery issues during the middle of 2010.

Financing Activities

Cash used in financing activities increased $138 million in 2010 compared to 2009 as a result of increased debt payments and repurchases, net of new issuances.

Liquidity and Capital Resources

The Company incurred a net loss of $622 million in 2010 and $618 million in 2009. The Company used $436 million for capital expenditures and used $122 million for financing activities in 2010. This compares to $313 million of cash used for capital expenditures and $16 million of cash flows provided from financing activities in 2009.

Cash interest payments are expected to increase slightly to approximately $555 million in 2011 from the $523 million made in 2010 based on forecasted interest rates on the Company's variable rate debt outstanding, and the January 2011 issuance of $605 million aggregate principal amount of its 11.875% Senior Notes due 2019, of which approximately $300 million was exchanged for its 9% Convertible Senior Discount Notes, and the redemption of its 5.25% Convertible Senior Notes in February 2011. Capital expenditures for 2011 are expected to be slightly higher than the $436 million in 2010 as the Company invests in base capital expenditures (estimated capital required to keep the network operating efficiently and support new service development) with the remaining capital expenditures expected to be project based where capital is required to expand the network prior to a specific customer revenue opportunity or success-based, which is tied to incremental revenue. As of December 31, 2010 and including the effect of transactions completed in January and February 2011, the Company had long-term debt contractual obligations, including capital lease and commercial mortgage obligations, and excluding premium and discounts on debt issuance and fair value adjustments, of $4 million that mature in 2011, $299 million that mature in 2012 and $405 million that mature in 2013.

In January 2011, the Company issued $605 million aggregate principal amount of its 11.875% Senior Notes due 2019 in two private transactions. Approximately $300 million was issued in exchange for all of the Company's outstanding 9% Convertible Senior Discount Notes due 2013, and a portion of the net proceeds from the first transaction were used to redeem the Company's outstanding 5.25% Convertible Senior Notes due 2011.

In the second half of 2010, the Company issued $201 million total aggregate principal amount of its 6.5% Convertible Senior Notes due 2016 for net proceeds of approximately $195 million. In addition, the Company repaid $38 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 that had matured during the third quarter.

In early 2010, Level 3 Financing, Inc. issued $640 million aggregate principal amount of 10% Senior Notes due 2018 in a private offering. In conjunction with a concurrent tender offer and consent solicitation, the proceeds from this issuance were used to repurchase $547 million aggregate principal amount of its 12.25% Senior Notes due 2013. The Company also repaid $111 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 that matured on March 15, 2010, repurchased the remaining $3 million aggregate principal amount of the 12.25% Senior Notes due 2013 and repurchased an additional $8 million in debt in various transactions throughout the first quarter of 2010.

Level 3 had $616 million of cash and cash equivalents on hand at December 31, 2010. In addition, $122 million of current and non-current restricted cash and securities are used to collateralize outstanding letters of credit, long-term debt, certain operating obligations of the Company and certain reclamation liabilities associated with the coal mining business. Based on information available at this time, the Company believes that its current liquidity and anticipated future cash flows from operations will be sufficient to fund its business for at least the next twelve months.

The Company may elect to secure additional capital in the future, at acceptable terms, to improve its liquidity or fund acquisitions. In addition, in an effort to reduce future cash interest payments as well as future amounts due at maturity or to extend debt maturities, Level 3 or its affiliates may, from time to time, issue new debt, enter into debt for debt, debt for equity or cash transactions to purchase its outstanding debt securities in the open market or through privately negotiated transactions. Level 3 will evaluate any such transactions in light of the existing market conditions and the possible dilutive effect to stockholders. The amounts involved in any such transaction, individually or in the aggregate, may be material.

In addition to raising capital through the debt and equity markets, the Company may sell or dispose of existing businesses, investments or other non-core assets.

Consolidation of the communications industry may continue. Level 3 will continue to evaluate consolidation opportunities and could make additional acquisitions in the future.

Off-Balance Sheet Arrangements

Level 3 has not entered into off-balance sheet arrangements.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments of the Company at December 31, 2010, as further described in the Notes to Consolidated Financial Statements.

Payments Due by Period

	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Contractual Obligations					
Long-Term Debt, including current portion(1)	6,527	200	999	3,770	1,558
Interest Obligations(2)	2,322	531	995	522	274
Asset Retirement Obligations	179	8	21	34	116
Operating Leases	966	161	266	207	332
Right of Way Agreements	992	119	150	135	588
Purchase Obligations	293	293	—	—	—
Other Commercial Commitments					
Letters of Credit	22	1	1	1	19

(1) Pro forma for the issuance of $605 million aggregate principal amount of the Company's 11.875% Senior Notes due 2019, the exchange of $295 million aggregate principal amount of the Company's 9% Convertible Senior Discount Notes due 2013 and the redemption of $196 million aggregate principal amount of the Company's 5.25% Convertible Senior Notes due 2011in January and February 2011 (together the "January and February 2011 Transactions"). The Company's contractual obligations for long-term debt, including current portion would total $6.641 billion comprised of $4 million due in less than one year, $704 million due in two to three years, $3.770 billion due in four to five years and $2.163 billion due after 5 years.

(2) Pro forma for the January and February 2011 Transactions, the Company's Interest Obligations would total $2.843 billion comprised of $566 million due in less than one year, $1.085 billion due in two to three years, $666 million due in four to five years and $526 million due after 5 years.

The Company's debt instruments contain certain covenants which, among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates. If the

Company should fail to comply with these covenants, amounts due under the instruments may be accelerated at the note holder's discretion after the declaration of an event of default. The Company's debt instruments do not have covenants that require the Company or its subsidiaries to maintain certain levels of financial performance or other financial measures such as total leverage or minimum revenues. These types of covenants are commonly referred to as "maintenance covenants."

The Company is unable to reliably estimate the future cash flows of the derivatives included in Other Non-Current Liabilities presented in Note 9—Fair Value of Financial Instruments—of the Notes to Consolidated Financial Statements. Therefore, such amounts are excluded from this table.

Due to uncertainty regarding the completion of tax audits and possible outcomes, the remaining estimate of the timing of payments related to uncertain tax positions and interest cannot be made. See Note 13—Income Taxes—of the Notes to Consolidated Financial Statements for additional information regarding the Company's uncertain tax positions.

Long-term debt obligations exclude issue discounts and premiums and fair value adjustments.

Interest obligations assume interest rates on variable rate debt do not change from December 31, 2010. In addition, interest is calculated based on debt outstanding as of December 31, 2010, and on existing maturity dates.

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by various price indexes. The Company has not included estimates for unknown increases in future periods in the amounts included above.

Certain non-cancelable right of way agreements provide for automatic renewal on a periodic basis. Payments due under these agreements with automatic renewal options have been included in the table above for a period of 15 years from January 1, 2011, which approximates the estimated economic remaining useful life of the Company's conduit. In addition, certain other right of way agreements are cancellable or can be terminated under certain conditions by the Company. The Company includes the payments under such cancelable right of way agreements in the table above for a period of 1 year from January 1, 2011, if the Company does not consider it likely that it will cancel the right of way agreement within the next year.

Purchase obligations represent all outstanding purchase order amounts of the Company as of December 31, 2010.

The table above does not include other long-term liabilities, such as liabilities recorded for legal matters and income taxes that are not contractual obligations by nature. The Company cannot determine with any degree of certainty the years in which these liabilities might ultimately be paid.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Level 3 is subject to market risks arising from changes in interest rates and foreign exchange rates. As of December 31, 2010, the Company had borrowed a total of $2.0 billion primarily under a Senior Secured Term Loan due 2014 and Floating Rate Senior Notes due 2015 that bear interest at LIBOR rates plus an applicable margin. As the LIBOR rates fluctuate, so too will the interest expense on amounts borrowed under these debt instruments. The weighted average interest rate on the variable rate instruments at December 31, 2010, was approximately 4.1%.

In March 2007, Level 3 Financing, Inc., the Company's wholly owned subsidiary, entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The interest rate swap agreements were effective beginning in 2007 and mature in

January 2014. Under the terms of the interest rate swap agreements, Level 3 receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and 4.92% under the other. Level 3 has designated the interest rate swap agreements as a cash flow hedge on the interest payments for $1 billion of floating rate debt.

The remaining, or unhedged, variable rate debt of approximately $1 billion has a weighted average interest rate of 5.7% at December 31, 2010. A hypothetical increase in the weighted average rate by 1% point (i.e. a weighted average rate of 6.7%) would increase the Company's annual interest expense by approximately $10 million. At December 31, 2010, the Company had $4.5 billion (excluding fair value adjustments, discounts and premiums) of fixed rate debt bearing a weighted average interest rate of 8.8%. A decline in interest rates in the future will not benefit the Company with respect to the fixed rate debt due to the terms and conditions of the indentures relating to that debt that would require the Company to repurchase the debt at specified premiums if redeemed early.

Indicated changes in interest rates are based on hypothetical movements and are not necessarily indicative of the actual results that may occur. Future earnings and losses will be affected by actual fluctuations in interest rates and foreign currency rates.

Foreign Currency Exchange Rate Risk

The Company conducts a portion of its business in currencies other than the U.S. dollar, the currency in which the Company's consolidated financial statements are reported. Correspondingly, the Company's operating results could be adversely affected by foreign currency exchange rate volatility relative to the U.S. dollar. The Company's European subsidiaries use the local currency as their functional currency, as the majority of their revenue and purchases are transacted in their local currencies. Although the Company continues to evaluate strategies to mitigate risks related to the effect of fluctuations in currency exchange rates, the Company will likely recognize gains or losses from international transactions. Changes in foreign currency rates could adversely effect the Company's operating results.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2010. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective and are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of its management, including the Company's principal executive officer and principal financial officer, management assessed the effectiveness of internal controls over financial reporting as of December 31, 2010 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the effectiveness of the assessment of the Company's internal control over financial reporting as of December 31, 2010. This report appears on page F-3.

Directors and Executive Officers

Set forth below is information as of February 25, 2011, about our directors and our executive officers. Our executive officers have been determined in accordance with the rules of the SEC.

Name	Age	Position
Walter Scott, Jr.	79	Chairman of the Board
James Q. Crowe	61	Chief Executive Officer and Director
Jeff K. Storey	50	President and Chief Operating Officer
Charles C. Miller, III	58	Vice Chairman, Executive Vice President and Director
Sunit S. Patel	49	Executive Vice President and Chief Financial Officer
John M. Ryan	47	Executive Vice President, Chief Legal Officer and Secretary
Andrew Crouch	40	President Sales, Level 3 Communications, LLC
Eric J. Mortensen	52	Senior Vice President and Controller
R. Douglas Bradbury	60	Director(1)
Douglas C. Eby	51	Director(1)
Admiral James O. Ellis, Jr.	63	Director(3)
Richard R. Jaros	59	Director(2)
Robert E. Julian	71	Director(1)
Michael J. Mahoney	60	Director(2)
Rahul N. Merchant	54	Director(1)
Arun Netravali	64	Director(2)
John T. Reed	67	Director(1)(3)
Michael B. Yanney	77	Director(3)
Dr. Albert C. Yates	69	Director(2)

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating and Governance Committee

Other Management

Set forth below is information as of February 25, 2011, about the following members of senior management of Level 3 Communications, LLC.

Name	Age	Position
James Heard	48	President European Markets Group
John F. Waters, Jr.	45	President Operations, Chief Technology Officer
Anthony S. Fogel	46	Chief Human Resources Officer
Mark Martinet	44	Chief Information Officer

Walter Scott, Jr. has been the Chairman of the Board of the Company since September 1979, and a director of the Company since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since the split-off in 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company ("MidAmerican"), and Valmont Industries, Inc. Mr. Scott was also previously a director of Burlington Resources Inc., Commonwealth Telephone Enterprises, Inc. ("Commonwealth") and RCN Corporation ("RCN").

James Q. Crowe has been the Chief Executive Officer of the Company since August 1997, and a director of the Company since June 1993. Mr. Crowe was also President of the Company until July 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe was also previously a director of Commonwealth and RCN.

Jeff K. Storey has been the President and Chief Operating Officer of the Company since December 2008. From December 2005 until May 2008, Mr. Storey, was President—Leucadia Telecommunications Group of Leucadia National Corporation, where he directed and managed Leucadia's investments in telecommunications companies. Prior to that, beginning in October 2002 Mr. Storey was President and Chief Executive Officer of WilTel Communications Group, LLC until its sale to the Company in December 2005. Prior to this position, Mr. Storey was Senior Vice President—Chief Operations Officer, Network for Williams Communications, Inc., where he had responsibility for all areas of operations for the company's communications network, including planning, engineering, field operations, service delivery and network management.

Charles C. Miller, III has been Vice Chairman and Executive Vice President of the Company since February 2001. Mr. Miller has also been a director of the Company since February 2009. Mr. Miller was previously a director from February 2001 until May 2004. Prior to joining the Company, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987 until 1995.

Sunit S. Patel has been Chief Financial Officer and an Executive Vice President of the Company since March 2008. Prior to that, Mr. Patel was Chief Financial Officer from May 2003 and a Group Vice President of the Company from March 2003 to March 2008. Prior to that, Mr. Patel was Chief Financial Officer of Looking Glass Networks, Inc., a provider of metropolitan fiber optic networks, from April 2000 until March 2003. Mr. Patel was Treasurer of WorldCom Inc. and MCIWorldcom Inc., each long distance telephone services providers from 1997 to March 2000. From 1994 to 1997, Mr. Patel was Treasurer of MFS.

John M. Ryan has been Executive Vice President, Chief Legal Officer and Secretary of the Company since February 2011. Mr. Ryan is responsible for Level 3's legal and regulatory functions worldwide. Prior to his current position, Mr. Ryan was Senior Vice President and Assistant Chief Legal Officer of Level 3 Communications, LLC from March 2007, responsible for the customer and vendor contracting groups and the public policy group. Mr. Ryan was a Senior Vice President within the Legal Department from June 2004, and was a Vice President in the Legal Department from December 1999 through June 2004. Prior to December 1999, Mr. Ryan was a partner and associate at Fraser Stryker Law Firm in Omaha, where his practice focused on the communications industry.

Andrew Crouch has been the President Sales for Level 3 Communications, LLC since August 2010. Prior to that, Mr. Crouch was President of the Wholesale Markets Group for Level 3 Communications, LLC from January 2008 until August 2010, after serving as Group Vice President of Sales for the Wholesale Markets Group beginning in April 2006. Prior to that, Mr. Crouch served as the Senior Vice President of the Carrier Channel from January 2005 to April 2006, and Senior Vice President of the Enterprise Voice Services from January 2004 to January 2005, all for Level 3 Communications, LLC. Mr. Crouch began his career at Level 3 Communications, LLC in November 2001 as the Senior Vice President of Sales for the Cable and ISP Channel and held this position until December 2003. Before joining Level 3, Mr. Crouch served as the Deputy General Manager within the Corporate Clients Division at British Telecom. He also served as the Vice President of Commercial Operations for Concert Communications, a joint venture between British Telecom and AT&T from January 2000 to October 2001.

Eric J. Mortensen has been Senior Vice President and Controller of the Company since 2003. Prior to that, Mr. Mortensen was Vice President and Controller of the Company from 1999 to 2003 and was the Controller of the Company from 1997 to 1999. Prior to that, Mr. Mortensen was Controller and Assistant Controller of Kiewit Diversified Group for more than five years.

R. Douglas Bradbury has been a director of the Company since February 2009. Mr. Bradbury is a private investor. Mr. Bradbury served as Vice Chairman of the Company from 2000 to 2003 and as Executive Vice President and Chief Financial Officer of the Company from 1997 to 2000. Mr. Bradbury was previously a member of the Company's Board from 1997 to 2003. Prior to joining Level 3, Mr. Bradbury was Executive Vice President and Chief Financial Officer of MFS until its purchase by WorldCom, Inc. in 1996. He currently serves on the board of directors of LodgeNet Interactive Corporation, a leading provider of media and connectivity solutions designed to meet the needs of hospitality, healthcare and other guest-based businesses. Mr. Bradbury is a member of the Audit Committee.

Douglas C. Eby has been a director of the Company since August 2007. Mr. Eby has been acting Chief Executive Officer of Realty Finance Corporation, a commercial real estate specialty finance company since May 2010 and a general partner of OmniCapital Group LLC, a venture capital firm since January 2011. Prior to that, Mr. Eby was a private investor from December 2009 to May 2010. Mr. Eby was previously chairman and CEO of TimePartners LLC, an investment advisory firm from 2004 until December 2009. Prior to that, from April 1997 until September 2007, Mr. Eby was President of Torray LLC, a registered investment advisory firm, having joined Torray LLC in 1992. Mr. Eby is also a member of the Board of Directors of Markel Corporation, a specialty insurance company and chairman of the board of directors of Realty Finance Corporation. Mr. Eby is also a past member of the Board of Trustees and past Chairman of the Boys and Girls Clubs of Greater Washington, DC and a past trustee of Suburban Hospital Healthcare System, a member of The Johns Hopkins Health System Corporation. Mr. Eby is a member of the Audit Committee.

Admiral James O. Ellis, Jr. U.S. Navy (ret.) has been a director of the Company since March 2005. Effective May 2005, Admiral Ellis became the president and chief executive officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, before retiring in July 2004 after 35 years of service in the U.S. Navy, as Commander of the Strategic Command. In his Naval career, he held numerous commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator and was a graduate of the U.S. Naval Test Pilot School. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation, a global security company and Inmarsat PLC, an owner and operator of geostationary satellites from which a wide range of voice and high-speed data services are provided. Admiral Ellis is the Chairman of the Nominating and Governance committee.

Richard R. Jaros has been a director of the Company since June 1993 and served as President of the Company from 1996 to 1997. Mr. Jaros has been a private investor for more than the past five years. Mr. Jaros served as Executive Vice President of the Company from 1993 to 1996 and Chief Financial Officer of the Company from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros was previously a director of Commonwealth, MidAmerican and RCN. Mr. Jaros is the Chairman of the Compensation Committee.

Robert E. Julian has been a director of the Company since March 1998. Mr. Julian has been a private investor for more than the past five years. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the Company. Mr. Julian is a member of the Audit Committee.

Michael J. Mahoney has been a director of the Company since August 2007. Mr. Mahoney has been a private investor since March 2007. From 2000 until March 2007, Mr. Mahoney was the president and chief executive officer of Commonwealth. Prior to that, from 1997 until 2000, Mr. Mahoney was president and chief operating officer of RCN. Mr. Mahoney also served as president and chief operating officer of C-TEC Corporation from 1993 until 1997. Mr. Mahoney is a member of the Board of Directors of FairPoint Communications, Inc. and the Board of Trustees of Wilkes University. Mr. Mahoney is a member of the Compensation Committee.

Rahul N. Merchant has been a director of the Company since September 2009. Mr. Merchant has been a partner at Exigen Capital, a private equity firm based in New York City since 2008. From 2006 until 2008, Mr. Merchant was Executive Vice President, Chief Information Officer and Member of the Executive Committee at Fannie Mae. In this role, he led and transformed Technology and Operations groups. Prior to joining Fannie Mae, Mr. Merchant was Senior Vice President and Chief Technology Officer at Merrill Lynch & Co. In this role, Mr. Merchant managed the global technology organization from 2000 until 2006. Mr. Merchant has also held senior leadership positions at Cooper Neff and Associates, Lehman Brothers, Sanwa Financial Products and Dresdner Bank. Mr. Merchant serves as a member of the Board of Directors at Fair Isaac Corporation (FICO) and Netuitive, Inc. He also serves on the board of advisors to the American India Foundation. Mr. Merchant was previously a director of Sun Microsystems, Inc. Mr. Merchant is a member of the Audit Committee.

Arun Netravali has been a director of the Company since April 2003. Since November 2004, Mr. Netravali has been the managing partner of OmniCapital Group LLC, a venture capital firm. Mr. Netravali was a private investor from April 2003 until November 2004. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs serves as the research and development organization for Lucent Technologies. Mr. Netravali is a director of LSI Corporation, a leading provider of innovative silicon, systems and software technologies. Mr. Netravali is a member of the Compensation Committee.

John T. Reed has been a director of the Company since March 2003. Mr. Reed has been a private investor since February 2005. Mr. Reed is also a Director of Investors Real Estate Trust, a real estate investment trust. Mr. Reed is also Chairman of Boys Town, located in Boys Town, Nebraska. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed was also previously a director of Bridges Investment Fund, Inc., a mutual fund and First National Nebraska, Inc. Mr. Reed is the Chairman of the Audit Committee and a member of the Nominating and Governance Committee.

Michael B. Yanney has been a director of the Company since March 1998. He has served as Chairman of the Board of The Burlington Capital Group, LLC (formerly known as America First Companies L.L.C.) for more than the last five years. Mr. Yanney also served as President and Chief Executive Officer of The Burlington Capital Group, LLC. Mr. Yanney was previously a director of Burlington Northern Santa Fe Corporation and RCN. Mr. Yanney is a member of the Nominating and Governance Committee.

Dr. Albert C. Yates has been a director of the Company since March 2005. Dr. Yates retired after 13 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank and Molson Coors Brewing Company. He currently serves as a director of Guaranty Bancorp, a bank holding company that operates 34 branches in Colorado through a single bank, Guaranty Bank and Trust Company, and StarTek, Inc., a leading provider of high value business process outsourcing services to the communications industry. Dr. Yates is a member of the Compensation Committee.

James Heard has been the President of the European Markets Group since April 2008. Prior to that, Mr. Heard was Managing Director for the European Markets Group from March 2007 to April 2008. From 1996 until 2007, Mr. Heard worked for British Telecommunications, in a number of senior management roles, including serving as the General Manager, Financial Services Group within BT Global services. He also served as the Vice President of Commercial Operations, Global accounts for Concert Communications, a joint venture between British Telecom and AT&T from January 2000 to June 2002. Prior to British Telecommunications, Mr. Heard served as Regional Sales Manager for Olivetti UK from March 1990 until June 1996.

John F. Waters, Jr. has been President Operations, Chief Technology Officer since January 2008. Prior to that, Mr. Waters was Executive Vice President, Chief Technology Officer from January 2004 to January 2008. Prior to that, Mr. Waters was Group Vice President and Chief Technology Officer of the Company from February 2000 to January 2004. Prior to that, Mr. Waters was Vice President, Engineering of the Company from November 1997 until February 2000. Prior to that, Mr. Waters was an executive staff member of MCI Communications from 1994 to November 1997.

Anthony S. Fogel has been Chief Human Resources Officer since August 2010. Prior to that, Mr. Fogel was an independent consultant on human resources management issues from April 2010 until August 2010. Mr. Fogel was Executive Vice President of Human Resources and Administration at CareOne Management, LLC, a family owned senior health care facility operator from July 2009 until April 2010. Prior to joining CareOne, Mr. Fogel was Chief Human Resources Officer at Marathon Asset Management LLP from 2007 until July 2009. Mr. Fogel was Managing Director—Global Head of Human Resources for Investment Management at Lehman Brothers Holdings Inc. from 2005 until 2007. Prior to that, Mr. Fogel was Managing Director—European Head of Human Resources at Lehman Brothers from 2000 until 2005.

Mark Martinet has been Chief Information Officer since December 2009. Prior to that, Mr. Martinet was Chief Information Officer and Chief Technology Officer for BT Business, a part of BT Group plc. from September 2007 until December 2009. In this role, Mr. Martinet was responsible for improving cycle time, productivity and quality of information technology deliveries. Prior to that, Mr. Martinet was a director of Strategy and Transformation for BT Group from 2004 until September 2007. Prior to joining BT Group, Mr. Martinet held various information technology positions with Qwest Communications Corporation from 2000 until 2004.

At our 2011 Annual Meeting of Stockholders, the term of office of all of our directors will expire. At each annual meeting of stockholders, successors to the directors whose term expires at that annual meeting will be elected for a one-year term. Our officers are elected annually to serve until each successor is elected and qualified or until his or her death, resignation or removal.

We believe that the members of the Audit Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market, LLC. The Board has determined that Mr. John T. Reed, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the Securities and Exchange Commission. The Board considered Mr. Reed's credentials and financial background and found that he was qualified to serve as the "financial expert."

Code of Ethics

We have adopted a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Blvd., Broomfield, Colorado 80021. We caution you that any information that is included in our website is not part of this Form 10-K. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Form 8-K with the Securities and Exchange Commission or SEC.

SEC Filings

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public on the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room, located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549.

Our Form 10-K and all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. We caution you that the information on our website is not part of this or any other report we file with, or furnish to, the SEC.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information. Our common stock is traded on the NASDAQ Global Select Market of The NASDAQ Stock Market LLC under the symbol "LVLT." As of February 22, 2011, there were approximately 7,900 holders of record of our common stock, par value $.01 per share. The table below sets forth, for the calendar quarters indicated, the high and low per share sales prices of our common stock as reported by the NASDAQ Global Select Market of The NASDAQ Stock Market LLC.

Year Ended December 31, 2010	High	Low
First Quarter	$1.77	$1.24
Second Quarter	1.77	1.07
Third Quarter	1.20	0.93
Fourth Quarter	1.21	0.83

Year Ended December 31, 2009	High	Low
First Quarter	$1.65	$0.60
Second Quarter	1.77	0.87
Third Quarter	1.72	1.11
Fourth Quarter	1.54	1.16

Equity Compensation Plan Information.

We have only one equity compensation plan—The Level 3 Communications, Inc. Stock Plan—under which we may issue shares of our common stock to employees, officers, directors and consultants. This plan has been approved by our stockholders. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under The Level 3 Communications, Inc. Stock Plan as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	45,572,806†	$1.47†‡	93,510,608
Equity compensation plans not approved by stockholders	0	$0.00	0

† Includes awards of outperform stock appreciate units ("OSOs"). For purposes of this table, these securities are considered to use a single share of our common stock from the total number of shares reserved for issuance under The Level 3 Communications, Inc. Stock Plan.

‡ At December 31, 2010, the only type of award outstanding under The Level 3 Communications, Inc. Stock Plan that included an "exercise price" was the OSOs. The weighted-average exercise price indicated is for the outstanding OSOs at the date of grant. The exercise price of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

OSOs are currently designed to provide recipients of the awards with the incentive to maximize stockholder value and to reward recipient employees only when the price of our common stock outperforms the S&P 500® Index between the date of grant and the date that the OSO is settled. OSOs have a three-year life and vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of OSOs are not able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option."

OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the "Initial Price." On the settlement date, the Initial Price is adjusted—as of that date—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement date. The Initial Price, however, cannot be adjusted below the closing price of our common stock on the day that the OSO was granted.

The value of all OSOs will increase as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier."

The mechanism for determining the value of an individual OSO award is described as follows. The Initial Price is adjusted over time (the "Adjusted Strike Price") until the settlement date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The pre-multiplier gain is our common stock price minus the Adjusted Strike Price on the settlement or exercise date.

Dividend Policy. Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, under certain of our debt covenants we may be restricted from paying cash dividends on shares of our common stock.

Performance Graph.

The following performance graph shall not be deemed to be incorporated by reference by means of any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such acts.

The graph compares the cumulative total return of our common stock for the five year period from 2006 through 2010 with the S&P® 500 Index and the Nasdaq Telecommunications Index. The graph assumes that the value of the investment was $100 on December 31, 2005, and that all dividends and other distributions were reinvested.

Comparison of Five Year Cumulative Total Return Among Our Common Stock, the S&P® 500 Index and the Nasdaq Telecommunications Index


250.00
200.00
150.00
100.00
50.00
0.00
2005
2006
2007
2008
2009
2010
Level 3
S&P 500
NASDAQ Telecommunications

	12/05	12/06	12/07	12/08	12/09	12/10
Level 3 Common Stock	$100.00	$195.12	$105.92	$24.39	$ 53.31	$ 34.15
S&P 500® Index	100.00	115.80	122.16	76.96	97.33	111.99
NASDAQ Telecommunications	100.00	131.50	146.22	85.43	118.25	129.78

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LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the consolidated financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of Level 3 Communications, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Level 3 Communications, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2011 expressed an unqualified opinion on the effectiveness of Level 3 Communications, Inc.'s internal control over financial reporting.

/s/ KPMG LLP

Denver, Colorado
February 25, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Level 3 Communications, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on Level 3 Communications Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Level 3 Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2010, and our report dated February 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Denver, Colorado
February 25, 2011

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For each of the three years ended December 31, 2010

	2010	2009	2008
	(dollars in millions, except per share data)		
Revenue:			
Communications	$ 3,591	$ 3,695	$ 4,226
Coal Mining	60	67	75
Total Revenue	3,651	3,762	4,301
Costs and Expenses (exclusive of depreciation and amortization shown separately below):			
Cost of Revenue:			
Communications	1,434	1,499	1,740
Coal Mining	56	66	69
Total Cost of Revenue	1,490	1,565	1,809
Depreciation and Amortization	876	915	931
Selling, General and Administrative	1,373	1,338	1,505
Restructuring Charges	2	9	25
Total Costs and Expenses	3,741	3,827	4,270
Operating Income (Loss)	(90)	(65)	31
Other Income (Expense):			
Interest income	1	2	15
Interest expense	(586)	(595)	(570)
Gain on sale of business groups, net	—	—	99
Gain (loss) on extinguishments of debt, net	(59)	14	89
Other, net	21	27	24
Total Other Expense	(623)	(552)	(343)
Loss Before Income Taxes	(713)	(617)	(312)
Income Tax (Expense) Benefit	91	(1)	(6)
Net Loss	$ (622)	$ (618)	$ (318)
Shares Used to Compute Basic and Diluted Loss Per Share (in thousands)	1,660,196	1,633,049	1,564,996
Loss Per Share (Basic and Diluted)	$ (0.37)	$ (0.38)	$ (0.20)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

	2010	2009
	(dollars in millions, except per share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 616	$ 836
Restricted cash and securities	2	3
Receivables, less allowances for doubtful accounts of $17 and $18, respectively	264	323
Other	90	97
Total Current Assets	972	1,259
Property, Plant and Equipment, net	5,302	5,687
Restricted Cash and Securities	120	122
Goodwill	1,427	1,429
Other Intangibles, net	371	467
Other Assets, net	163	98
Total Assets	$ 8,355	$ 9,062
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities:		
Accounts payable	$ 329	$ 364
Current portion of long-term debt	180	705
Accrued payroll and employee benefits	84	51
Accrued interest	146	140
Current portion of deferred revenue	151	162
Other	66	97
Total Current Liabilities	956	1,519
Long-Term Debt, less current portion	6,268	5,755
Deferred Revenue, less current portion	736	740
Other Liabilities	552	557
Total Liabilities	8,512	8,571
Commitments and Contingencies		
Stockholders' Equity (Deficit):		
Preferred stock, $.01 par value, authorized 10,000,000 shares: no shares issued or outstanding	—	—
Common stock, $.01 par value, authorized 2,900,000,000 shares: 1,670,478,384 issued and outstanding in 2010 and 1,644,116,265 issued and outstanding in 2009	17	16
Additional paid-in capital	11,603	11,537
Accumulated other comprehensive loss	(98)	(5)
Accumulated deficit	(11,679)	(11,057)
Total Stockholders' Equity (Deficit)	(157)	491
Total Liabilities and Stockholders' Equity (Deficit)	$ 8,355	$ 9,062

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the three years ended December 31, 2010

	2010	2009	2008
	(dollars in millions)		
Cash Flows from Operating Activities:			
Net Loss	$(622)	$(618)	$(318)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	876	915	931
Deferred income taxes	(93)	2	(3)
Loss (gain) on debt extinguishments, net	59	(14)	(89)
Accretion of debt discount and amortization of debt issuance costs	57	56	52
Change in fair value of embedded derivative	(10)	(14)	—
Non-cash compensation expense attributable to stock awards	67	59	78
Accrued interest on long-term debt	6	22	(13)
Asset retirement obligation adjustment	—	—	(86)
Loss on impairments	—	—	8
Loss (gain) on sale of property, plant and equipment and other assets	4	—	(3)
Gain on sale of business groups, net	—	—	(99)
Other, net	(7)	(18)	2
Change in working capital items:			
Receivables	57	70	5
Other current assets	1	(1)	2
Payables	(33)	(19)	(26)
Deferred revenue	7	10	(34)
Other current liabilities	(30)	(93)	6
Net Cash Provided by Operating Activities	339	357	413
Cash Flows from Investing Activities:			
Capital expenditures	(436)	(313)	(449)
Decrease (increase) in restricted cash and securities, net	3	5	(5)
Proceeds from sale of property, plant and equipment and other assets	4	1	3
Proceeds from sale of business groups, net	—	—	124
Proceeds from sales and maturities of marketable securities	—	—	4
Other	—	—	2
Net Cash Used in Investing Activities	(429)	(307)	(321)
Cash Flows from Financing Activities:			
Long-term debt borrowings, net of issuance costs	808	543	400
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(930)	(527)	(436)
Other	—	—	2
Net Cash Provided by (Used in) Financing Activities	(122)	16	(34)
Effect of Exchange Rates on Cash and Cash Equivalents	(8)	2	(4)
Net Change in Cash and Cash Equivalents	(220)	68	54
Cash and Cash Equivalents at Beginning of Year	836	768	714
Cash and Cash Equivalents at End of Year	$ 616	$ 836	$ 768
Supplemental Disclosure of Cash Flow Information:			
Cash interest paid	$ 523	$ 517	$ 531
Income taxes paid, net of refunds	(1)	5	4
Noncash Investing and Financing Activities:			
Long-term debt issued in exchange transaction	$ —	$ 196	$ —
Long-term debt retired in exchange transaction	—	204	—
Long-term debt converted to equity	—	—	128

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For each of the three years ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	$				
			(dollars in millions)			
Balances at January 1, 2008	1,537,862,685	$15	$11,268	$ 104	$(10,121)	$1,266
Common Stock:						
Common stock issued under employee stock and benefit plans and other	32,131,248	—	21	—	—	21
Debt conversion to equity	47,621,325	1	127	—	—	128
Stock-based Compensation Expense	—	—	79	—	—	79
Net Loss	—	—	—	—	(318)	(318)
Other Comprehensive Loss	—	—	—	(155)	—	(155)
Balances at December 31, 2008	1,617,615,258	16	11,495	(51)	(10,439)	1,021
Common Stock:						
Common stock issued under employee stock and benefit plans and other	27,108,607	—	15	—	—	15
Stock-based Compensation Expense	—	—	30	—	—	30
Other	(607,600)	—	(3)	—	—	(3)
Net Loss	—	—	—	—	(618)	(618)
Other Comprehensive Income	—	—	—	46	—	46
Balances at December 31, 2009	1,644,116,265	16	11,537	(5)	(11,057)	491
Common Stock:						
Common stock issued under employee stock and benefit plans and other	26,362,119	1	21	—	—	22
Stock-based Compensation Expense	—	—	29	—	—	29
Reclassification of Derivative Liability	—	—	16	—	—	16
Net Loss	—	—	—	—	(622)	(622)
Other Comprehensive Loss	—	—	—	(93)	—	(93)
Balances at December 31, 2010	1,670,478,384	$17	$11,603	$ (98)	$(11,679)	$ (157)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For each of the three years ended December 31, 2010

	2010	2009	2008
	(dollars in millions)		
Net Loss	$(622)	$(618)	$(318)
Other Comprehensive Income (Loss) Before Income Taxes:			
Foreign currency translation	(78)	36	(63)
Unrealized holding gain (loss) on interest rate swaps	(16)	5	(60)
Unrealized holding gain (loss) on available-for-sale investment	—	—	(7)
Other, net	1	5	(25)
Other Comprehensive Income (Loss), Before Income Taxes	(93)	46	(155)
Income Tax Related to Items of Other Comprehensive Income (Loss)	—	—	—
Other Comprehensive Income (Loss), Net of Income Taxes	(93)	46	(155)
Comprehensive Loss	$(715)	$(572)	$(473)

See accompanying notes to consolidated financial statements.

SUPPLEMENTARY STOCKHOLDERS' EQUITY INFORMATION
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
For each of the three years ended December 31, 2010

	Net Foreign Currency Translation Adjustment	Unrealized Holding Gain (Loss) on Investment and Interest Rate Swaps	Other	Total
		(dollars in millions)		
Balance at January 1, 2008	$160	$ (30)	$(26)	$ 104
Change	(63)	(67)	(25)	(155)
Balance at December 31, 2008	97	(97)	(51)	(51)
Change	36	5	5	46
Balance at December 31, 2009	133	(92)	(46)	(5)
Change	(78)	(16)	1	(93)
Balance at December 31, 2010	$ 55	$(108)	$(45)	$ (98)

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

Description of Business

Level 3 Communications, Inc. and subsidiaries (the "Company" or "Level 3") is a facilities based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. The Company has created its communications network generally by constructing its own assets, but also through a combination of purchasing and leasing other companies and facilities. The Company's network is an advanced, international, facilities based communications network. The Company designed its network to provide communications services, which employ and take advantage of rapidly improving underlying optical, Internet Protocol, computing and storage technologies.

The Company is also engaged in coal mining through its two 50% owned joint-venture surface mines, one each in Montana and Wyoming.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Level 3 Communications, Inc. and subsidiaries in which it has a controlling interest, which are enterprises engaged in the communications and coal mining businesses. Fifty-percent-owned mining joint ventures are consolidated on a pro rata basis. All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

As part of its consolidation policy, the Company considers its controlled subsidiaries, investments in the business in which the Company is not the primary beneficiary or does not have effective control but has the ability to significantly influence operating and financial policies, and variable interests resulting from economic arrangements that give the Company rights to economic risks or rewards of a legal entity. The Company does not have variable interests in a variable interest entity where it is required to consolidate the entity as the primary beneficiary or where it has concluded it is not the primary beneficiary.

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. Level 3 has retained ownership of Vyvx's core broadcast business, including the Vyvx Services Broadcast Business' content distribution capabilities. The financial results of the Vyvx advertising distribution business are included in the Company's consolidated results of operations through the date of sale. See Note 2—Vyvx Advertising Distribution Business Disposition—for more details regarding the disposition of the Vyvx advertising distribution business. The disposal of the Vyvx advertising distribution business did not qualify for presentation as discontinued operations since the business was not considered a separately identifiable asset group.

Foreign Currency Translation

Generally, local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates, and revenue, expenses and cash flows are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as a component of accumulated other comprehensive loss in stockholders' equity (deficit) and in the consolidated statements of

(1) Organization and Summary of Significant Accounting Policies (Continued)

comprehensive loss. A significant portion of the Company's foreign subsidiaries have either the British Pound or the Euro as the functional currency, both of which experienced significant fluctuations against the U.S. dollar during 2010, 2009 and 2008. As a result, the Company has experienced significant foreign currency translation adjustments that are recognized as a component of accumulated other comprehensive loss in stockholders' equity (deficit) and in the consolidated statement of comprehensive loss in accordance with accounting guidance for foreign currency translation. The Company considers its investments in its foreign subsidiaries to be long-term in nature.

Reclassifications

Certain immaterial reclassifications have been made to prior years to conform to the current period's presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The accounting estimates that require management's judgments include revenue recognition, revenue reserves, cost of revenue for communications services, the determination of the useful lives of long-lived assets, the valuation and recognition of stock-based compensation expense, the valuation of long-lived assets, goodwill and acquired indefinite-lived intangible assets, derivative financial instruments, the valuation of asset retirement obligations, the allowance for doubtful accounts, the recognition of the fair value of assets acquired and liabilities assumed in business combinations, accruals for estimated tax and legal liabilities, valuation allowance for deferred tax assets, and valuation of other assets and liabilities measured at fair value. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Revenue and Cost of Revenue for Communications Services

Revenue for communications services is recognized on a monthly basis as these services are provided based on contractual amounts expected to be collected. Management establishes appropriate revenue reserves at the time services are rendered based on an analysis of historical credit activity to address, where significant, situations in which collection is not reasonably assured as a result of credit risk, potential billing disputes or other reasons. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Reciprocal compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed, or at rates mandated by the FCC. Periodically, the Company will receive payment for reciprocal compensation services in excess of FCC rates and before an agreement is in place. These amounts are included in other current liabilities on the consolidated balance sheet until a final agreement has been reached and the necessary regulatory approvals have been received at which time the reciprocal compensation revenue is recognized. These amounts were insignificant to the Company in 2010, 2009 and 2008.

(1) Organization and Summary of Significant Accounting Policies (Continued)

For certain sale and long-term indefeasible right of use, or IRU, contracts involving private line, wavelengths and dark fiber services, the Company may receive up-front payments for services to be delivered for a period of up to 20 years. In these situations, the Company defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract.

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers are required to make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide services for consideration previously received and for which revenue recognition has been deferred.

The Company is obligated under dark fiber IRUs and other capacity agreements to maintain its network in efficient working order and in accordance with industry standards. Customers are obligated for the term of the agreement to pay for their allocable share of the costs for operating and maintaining the network. The Company recognizes this revenue monthly as services are provided.

Level 3's customer contracts require the Company to meet certain service level commitments. If Level 3 does not meet the required service levels, it may be obligated to provide credits, usually in the form of free service, for a short period of time. The credits are a reduction to revenue and, to date, have not been material.

Cost of revenue for the communications business includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses. Prior to the sale of the Vyvx advertising distribution business, the Company included package delivery costs and blank tape media costs associated with this business in communications cost of revenue.

The Company recognizes the cost of network services as they are incurred in accordance with contractual requirements. The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by the supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes.

In determining the amount of the cost of network service expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices and disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Coal Mining

The Company sells coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts is generally recognized when coal is shipped to the customer.

(1) Organization and Summary of Significant Accounting Policies (Continued)

USF and Gross Receipts Taxes

The revenue recognition standards include guidance relating to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Company records Universal Service Fund ("USF") contributions where the Company is the primary obligor for the taxes assessed in each jurisdiction where it does business on a gross basis in its consolidated statements of operations, but records sales, use, value added and excise taxes billed to its customers on a net basis in its consolidated statements of operations. Communications revenue and cost of revenue on the consolidated statements of operations includes USF contributions totaling $77 million, $62 million and $65 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expense was $8 million, $7 million and $8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock-Based Compensation

The Company recognizes the estimated fair value of stock based compensation costs, net of an estimated forfeiture rate, over the requisite service period of the award, which is generally the vesting term or term for restrictions on transfer that lapse, as the case may be. The Company funded a portion of its 2010 and 2009 discretionary bonus in stock awards that were vested upon issuance. The Company estimates forfeiture rates based on its historical experience for the type of award.

Income Taxes

The Company recognizes deferred tax assets and liabilities for its domestic and foreign operations, for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The Company recognizes interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations.

Cash and Cash Equivalents

The Company classifies investments as cash equivalents if they are readily convertible to cash and have original maturities of three months or less at the time of acquisition. Cash and cash equivalents consist primarily of highly liquid investments in government and government agency securities and money market funds issued or managed by financial institutions in the United States and Europe and commercial paper depending on liquidity requirements. As of December 31, 2010 and 2009, the carrying value of cash and cash equivalents approximates fair value due to the short period of time to maturity.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Restricted Cash and Securities

Restricted cash and securities consists primarily of cash and investments that serve to collateralize outstanding letters of credit, long-term debt and certain performance and operating obligations of the Company, as well as cash and investments restricted to fund certain reclamation liabilities of the Company. Restricted cash and securities are recorded in other assets (current or non-current) in the consolidated balance sheets depending on the duration of the restriction and the purpose for which the restriction exists. The cost and fair value of restricted cash and securities totaled $122 million at December 31, 2010 and $125 million at December 31, 2009.

Derivative Financial Instruments

All derivative instruments, including derivatives embedded in other financial instruments, are measured at fair value and recognized as either assets or liabilities on the Company's consolidated balance sheets. The Company's derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of the Company's derivative contracts and thus are classified as Level 2. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as cash flow hedges, the effective portion of the derivative's gain (loss) is initially reported as a component of Accumulated Other Comprehensive Income (Loss) ("AOCI") and is subsequently recognized in earnings in the period the hedged transaction affects earnings. Gains (losses) resulting from hedge ineffectiveness and those resulting from changes in fair values on derivatives not designated as hedging instruments are recognized in other income (expense) in the consolidated statements of operations. See Note 10—Derivative Financial Instruments—for additional information.

Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and can bear interest. The Company establishes an allowance for doubtful accounts for accounts receivable amounts that may not be collectible. The Company determines the allowance for doubtful accounts based on the aging of its accounts receivable balances and an analysis of its historical experience of bad debt write-offs. The Company reviews its allowance for doubtful accounts quarterly. Past-due balances over 60 days and over a specified amount are reviewed individually for collectibility. Accounts receivable balances are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. All of the Company's allowance for doubtful accounts relates to its communications business. The Company recognized bad debt expense, net of recoveries, of approximately $16 million in 2010, $14 million in 2009 and $9 million in 2008.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization for the Company's property, plant and equipment are computed on straight-line or accelerated (for certain coal assets) methods based on the following useful lives:

Facility and Leasehold Improvements	10 - 40 years
Network Infrastructure (including fiber and conduit)	12 - 25 years
Operating Equipment	4 - 7 years
Furniture, Fixtures, Office Equipment and Other	2 - 7 years

Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured.

The Company capitalizes costs directly associated with expansions and improvements of the Company's communications network, customer installations, including employee-related costs, and generally capitalizes costs associated with network construction and provisioning of services. The Company amortizes such costs over an estimated useful life of three to seven years.

In addition, the Company continues to develop business support systems required for its business. The external direct costs of software, materials and services, and payroll and payroll-related expenses for employees directly associated with business support systems projects are capitalized. Upon the completion of a project, the total cost of the business support system is amortized over an estimated useful life of three years.

Capitalized labor and related costs associated with employees and contract labor working on capital projects were approximately $68 million, $57 million and $83 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company performs periodic internal reviews to determine depreciable lives of its property, plant and equipment based on input from global network services personnel, actual usage and the physical condition of the Company's property, plant and equipment.

Asset Retirement Obligations

The Company recognizes a liability for the estimated fair value of legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset in the period incurred. The fair value of the obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset. Increases to the asset retirement obligation liability due to the passage of time are recognized as accretion expense and included within selling, general and administrative expenses for the Communications business and within cost of revenue for the Coal Mining business on the Company's consolidated statements of operations. Changes in the liability due to revisions to future cash flows are recognized by increasing or decreasing the liability with the offset adjusting the carrying amount of the related long-lived asset. To the extent that the downward revisions exceed the carrying amount of the related long-lived asset initially recorded when the asset retirement obligation liability was established, the Company records the remaining adjustment as a reduction to depreciation expense, to the extent of historical depreciation of the related long-lived asset, and then to selling, general and administrative expense.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Goodwill and Acquired Indefinite-Lived Intangible Assets

Accounting guidance prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. The Company reviews goodwill and purchased intangible assets with indefinite lives for impairment annually at the end of the fourth quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. For goodwill, the Company performs a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company's reporting units are consistent with the reportable segments identified in Note 14—Segment Information. The Company considers the use of multiple valuation techniques in accordance with GAAP Fair Value Measurements and Disclosures guidance to estimate the fair value of its reporting units and has consistently applied a market approach as part of its impairment assessment process. Under the market approach, the Company estimates the fair value using an in-exchange valuation premise based upon the market capitalization of Level 3 using quoted market prices, adds an estimated control premium, and then assigns that fair market value to the reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then a second step is performed and the implied fair value of the reporting unit's goodwill is determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

GAAP also requires that the fair value of acquired indefinite-lived intangible assets be estimated and compared to their carrying value each year. The Company estimates the fair value of these intangible assets primarily utilizing an income approach. The Company recognizes an impairment loss when the estimated fair value of the acquired indefinite-lived intangible assets is less than the carrying value.

The Company conducted its goodwill and acquired indefinite-lived intangible assets impairment analyses at the end of 2010 and 2009 and concluded that its goodwill and acquired indefinite-lived intangible assets were not impaired in any of those periods. As a result of the sale of the Vyvx advertising distribution business in the second quarter of 2008, the Company also performed an interim impairment analysis of its indefinite-lived Vyvx trade name and concluded that there was no impairment as of June 30, 2008.

Long-Lived Assets Including Finite-Lived Purchased Intangible Assets

The Company amortizes acquired intangible assets with finite lives using the straight-line method over the estimated economic lives of the assets, ranging from four to twelve years.

The Company evaluates long-lived assets, such as property, plant and equipment and acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the assets, if any, are less than the carrying value of the assets. If an asset is deemed to be impaired, the amount of the impairment loss is the excess of the asset's carrying value over its estimated fair value.

(1) Organization and Summary of Significant Accounting Policies (Continued)

The Company conducted a long-lived asset impairment analysis in 2010, 2009 and 2008 and concluded that its long-lived assets, including finite-lived acquired intangible assets, were not impaired.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, restricted cash and securities and derivatives. The Company maintains its cash equivalents, restricted cash and securities and derivatives with various financial institutions. These financial institutions are primarily located in the United States and Europe and the Company's policy is to limit exposure with any one institution. As part of its cash and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company also has established guidelines relative to financial instrument credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company's investment strategy generally results in lower yields on investments but reduces the risk to principal in the short term prior to these funds being used in the Company's business. The Company has not experienced any material losses on financial instruments held at financial institutions. The Company utilizes interest rate swap contracts to protect against the effects of interest rate fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss.

The Company provides communications services to a wide range of wholesale and enterprise customers, ranging from well capitalized national carriers to small early stage companies in the United States and Europe. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising Level 3's customer base and their dispersion across many different industries and geographical regions. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers, although letters of credit and deposits are required in certain limited circumstances. The Company has from time to time entered into agreements with value-added resellers and other channel partners to reach consumer and enterprise markets for voice services. The Company has policies and procedures in place to evaluate the financial condition of these resellers prior to initiating service to the final customer. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Due to the Company's credit evaluation and collection process, bad debt expenses have not been significant; however, the Company is not able to predict changes in the financial stability of its customers. Any material change in the financial status of any one or a particular group of customers may cause the Company to adjust its estimate of the recoverability of receivables and could have a material adverse effect on the Company's results of operations. Fair values of accounts receivable approximate cost due to the short period of time to collection.

A relatively small number of customers account for a significant percentage of the Company's revenue. The Company's top ten customers accounted for approximately 27%, 28% and 32% of Level 3's communications revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Correction of an Immaterial Error in Prior Period Consolidated Financial Statements

During the fourth quarter of 2010 in connection with the preparation of the 2009 financial statements for the Company's European subsidiaries, Level 3 identified an error in the Company's previously issued consolidated financial statements related to the recognition of foreign deferred taxes. To correct this error, the Company recorded an adjustment in the fourth quarter of 2010 to recognize approximately $41 million of additional foreign jurisdiction deferred tax assets that had been subject to a full valuation allowance (consisting principally of those related to net operating loss carryforwards and fixed assets), approximately $27 million of related currency translation adjustments, and a corresponding net deferred tax benefit of approximately $68 million principally resulting from the release of valuation allowances for certain of its foreign subsidiaries that had become profitable in prior periods. This error did not materially affect the Company's previously reported results of operations or financial condition, or the current period results of operations or financial condition. The adjustments had no effect on income taxes paid, and did not materially affect the Company's consolidated net deferred tax assets before valuation allowance. See Note 13—Income Taxes.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued a new accounting standard that provides revenue recognition guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management's best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. This guidance is generally expected to result in revenue recognition for more delivered elements than under the current rules. Level 3 is required to adopt this guidance prospectively for new or materially modified agreements as of January 1, 2011.

In June 2009, the FASB issued a new accounting standard that changes the consolidation rules as they relate to variable interest entities. The new standard makes significant changes to the model for determining who should consolidate a variable interest entity, and also addresses how often this assessment should be performed. The standard is effective for Level 3 effective January 1, 2010. The Company's adoption of this guidance did not have a material effect on the Company's consolidated results of operations or financial condition.

In December 2010, the FASB issued new accounting guidance to address concerns about performing the goodwill impairment test when a reporting unit has zero or negative carrying values. The guidance requires the Company to automatically perform Step 2 of the impairment test for reporting units with a zero or negative carrying amount if there are qualitative factors that indicate that it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, these adverse qualitative factors should also be considered between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The adverse qualitative factors are part of existing accounting standards. The guidance is effective for Level 3 on January 1, 2011. The Company evaluated the adverse qualitative factors in anticipation of its January 1, 2011 adoption of the new accounting guidance and concluded that it was not required to perform Step 2 of the impairment test.

(2) Vyvx Advertising Distribution Business Disposition

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Net proceeds from the sale approximated $121 million after deducting transaction-related costs.

Operating results and cash flows from the Vyvx advertising distribution business are presented in continuing operations through the date of sale. The disposal of the Vyvx advertising distribution business did not meet the criteria for presentation as discontinued operations since the business was not considered a separately identifiable asset group.

Level 3 recognized a gain on the sale of the Vyvx advertising distribution business of $96 million in 2008. The gain is presented in the consolidated statements of operations as "Gain on Sale of Business Groups."

Revenue attributable to the Vyvx advertising distribution business totaled $15 million in 2008. The financial results, assets and liabilities of the Vyvx advertising distribution business are included in the Communications operating segment through the date of sale.

(3) Loss Per Share

The Company computes basic net loss per share by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period and including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding convertible notes, stock options, stock based compensation awards and other dilutive securities. No such items were included in the computation of diluted loss per share in 2010, 2009 or 2008 because the Company incurred a loss from continuing operations in each of these periods and the effect of inclusion would have been anti-dilutive.

The effect of approximately 782 million, 673 million and 489 million shares issuable pursuant to the various series of convertible notes outstanding at December 31, 2010, 2009 and 2008, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation. In addition, the effect of the approximately 47 million, 43 million and 57 million stock options, outperform stock options, restricted stock units, restricted stock shares and warrants outstanding at December 31, 2010, 2009 and 2008, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation.

(4) Property, Plant and Equipment

The components of the Company's property, plant and equipment as of December 31, 2010 and 2009 are as follows (in millions):

	Cost	Accumulated Depreciation	Net
December 31, 2010			
Land	$ 160	$ —	$ 160
Land Improvements	82	(48)	34
Facility and Leasehold Improvements:			
Communications	1,898	(887)	1,011
Coal Mining	166	(159)	7
Network Infrastructure	5,630	(2,544)	3,086
Operating Equipment:			
Communications	4,322	(3,381)	941
Coal Mining	73	(67)	6
Furniture, Fixtures and Office Equipment	145	(133)	12
Other	22	(22)	—
Construction-in-Progress	45	—	45
	$12,543	$(7,241)	$5,302
December 31, 2009			
Land	$ 162	$ —	$ 162
Land Improvements	80	(44)	36
Facility and Leasehold Improvements:			
Communications	1,906	(802)	1,104
Coal Mining	159	(156)	3
Network Infrastructure	5,632	(2,269)	3,363
Operating Equipment:			
Communications	4,009	(3,041)	968
Coal Mining	74	(66)	8
Furniture, Fixtures and Office Equipment	146	(129)	17
Other	23	(22)	1
Construction-in-Progress	25	—	25
	$12,216	$(6,529)	$5,687

Land primarily represents owned assets of the communications business, including land improvements. Capitalized business support systems and network construction costs that have not been placed in service have been classified as construction-in-progress.

Depreciation expense was $781 million in 2010, $823 million in 2009 and $832 million in 2008.

(5) Asset Retirement Obligations

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term, restoration requirements for leased facilities and reclamation requirements in the coal mining business to

(5) Asset Retirement Obligations (Continued)

remediate previously mined properties. The Company recognizes its estimate of the fair value of its asset retirement obligations in the period incurred in other long-term liabilities. The fair value of the asset retirement obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset.

The asset retirement obligations for certain leased facilities and coal mining locations were increased by an insignificant amount in 2010 and 2009 due to revised estimates of future obligations.

Approximately $71 million of restricted cash and securities were contractually restricted to settle the Company's coal mining reclamation liabilities at December 31, 2010 and 2009, and are recorded in non-current, restricted cash and securities on the consolidated balance sheets.

The following table provides asset retirement obligation activity for the years ended December 31, 2010 and 2009 (in millions):

	December 31,	
	2010	2009
Asset retirement obligation at January 1	$167	$151
Accretion expense	12	16
Liabilities settled	(13)	(6)
Revision in estimated cash flows	13	6
Asset retirement obligation at December 31	$179	$167

(6) Goodwill

The changes in the carrying amount of goodwill during the years ended December 31, 2010 and 2009 are as follows (in millions):

	Communications Segment	Coal Mining Segment	Total
Balance as of January 1, 2009	$1,432	$—	$1,432
Goodwill adjustments	(3)	—	(3)
Accumulated impairment losses	—	—	—
Balance as of December 31, 2009	1,429	—	1,429
Accumulated impairment losses	—	—	—
Effect of foreign currency rate change	(2)	—	(2)
Balance as of December 31, 2010	$1,427	$—	$1,427

The Company conducted its annual goodwill impairment analysis at December 31, 2010 and 2009. As a result of the Company's annual assessment, Level 3 concluded that its goodwill was not impaired in 2010 and 2009.

(7) Acquired Intangible Assets

Identifiable acquisition-related intangible assets as of December 31, 2010 and December 31, 2009 were as follows (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net
December 31, 2010			
Finite-Lived Intangible Assets:			
Customer Contracts and Relationships	$743	$(488)	$255
Patents and Developed Technology	140	(76)	64
	883	(564)	319
Indefinite-Lived Intangible Assets:			
Vyvx Trade Name	32	—	32
Wireless Licenses	20	—	20
	$935	$(564)	$371
December 31, 2009			
Finite-Lived Intangible Assets:			
Customer Contracts and Relationships	$743	$(407)	$336
Patents and Developed Technology	141	(62)	79
	884	(469)	415
Indefinite-Lived Intangible Assets:			
Vyvx Trade Name	32	—	32
Wireless Licenses	20	—	20
	$936	$(469)	$467

During the third quarter of 2010, the Company determined that the useful life of certain customer relationships and developed technology should be reduced based on adverse economic conditions affecting customer attrition associated with these assets, which prospectively increased amortization expense by approximately $2 million during the year ended December 31, 2010.

The gross carrying amount of identifiable acquisition-related intangible assets is subject to change due to foreign currency fluctuations, as a portion of the Company's identifiable acquisition-related intangible assets are related to foreign subsidiaries.

Acquired finite-lived intangible asset amortization expense was $95 million in 2010, $92 million in 2009 and $99 million in 2008.

The weighted average remaining useful lives of the Company's acquired finite-lived intangible assets was 3.2 years for customer contracts and relationships and 4.1 years for patents and developed technology.

(7) Acquired Intangible Assets (Continued)

As of December 31, 2010, estimated amortization expense for the Company's finite-lived acquisition-related intangible assets over the next five years and thereafter is as follows (in millions):

2011	$ 93
2012	69
2013	51
2014	40
2015	27
Thereafter	39
	$319

(8) Restructuring Charges

Changing economic and business conditions as well as organizational structure optimization efforts have caused the Company to initiate various workforce reductions resulting in involuntary employee terminations. The Company has also initiated multiple workforce reductions resulting from the integration of previously acquired companies. Restructuring charges totaled $2 million in 2010, $9 million in 2009 and $25 million in 2008. During 2010, the Company did not initiate any significant new workforce reduction plans.

During 2009, the Company initiated a workforce reduction of approximately 260 employees, or 5% of the Company's total employee base. As a result of the 2009 workforce reduction, the Company incurred a restructuring charge of $9 million, all of which related to the communications business. The workforce reductions related to multiple levels within the organization and across multiple locations within North America. The terms of the workforce reduction, including the involuntary termination benefits to be received by affected employees, were communicated by the Company in 2009. During 2009, the Company paid approximately $21 million of involuntary termination benefits for affected employees in 2009, of which $9 million related to the Company's 2009 restructuring activities and $12 million related to restructuring activities initiated in the fourth quarter of 2008. The Company does not have any remaining termination benefit liabilities related to restructuring activities.

During the fourth quarter of 2008, the Company initiated a workforce reduction of approximately 400 employees, or 7% of the Company's total employee base, and incurred a restructuring charge of $12 million, all of which related to the communications business. The workforce reductions related to multiple levels within the organization and across multiple locations within North America. The terms of the workforce reduction, including the involuntary termination benefits to be received by affected employees, were communicated by the Company in the fourth quarter of 2008. The Company concluded this workforce reduction in the first quarter of 2009.

The Company also has accrued contract termination costs of $30 million and $42 million as of December 31, 2010 and December 31, 2009, respectively, for facility lease costs, primarily in North America, that the Company continues to incur without economic benefit. Accrued contract termination costs are recorded in other liabilities (current and non-current) in the consolidated balance sheets. The Company expects to pay the majority of these costs through 2018. The Company recognized a benefit of approximately $5 million in 2010 as a result of lease modifications and incurred charges of $1 million in 2009 as the Company ceased using additional facilities. The Company records charges for

(8) Restructuring Charges (Continued)

contract termination costs within selling, general and administrative expenses in the consolidated statements of operations.

(9) Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash and securities, accounts receivable, accounts payable, interest rate swaps and long-term debt (including the current portion) as of December 31, 2010 and 2009. The Company also had embedded derivative contracts included in its financial position as of December 31, 2009. The embedded derivative contracts were insignificant as of December 31, 2010. The carrying values of cash and cash equivalents, restricted cash and securities, accounts receivable and accounts payable approximated their fair values at December 31, 2010 and 2009. The Company's interest rate swaps and embedded derivative contracts are recorded in the consolidated balance sheets at fair value. The carrying value of the Company's long-term debt, including the current portion, reflects the original amounts borrowed net of unamortized discounts, premiums and debt discounts and was $6.4 billion and $6.5 billion as of December 31, 2010 and 2009, respectively.

GAAP defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Fair Value Hierarchy

GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value measurement of each class of assets and liabilities is dependent upon its categorization within the fair value hierarchy, based upon the lowest level of input that is significant to the fair value measurement of each asset and liability. GAAP establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

(9) Fair Value of Financial Instruments (Continued)

The table below presents the fair values for certain of Level 3's liabilities measured on a recurring basis as well as the input levels used to determine these fair values as of December 31, 2010 and 2009 (in millions):

	Total Carrying Value in Consolidated Balance Sheet		Fair Value Measurement Using: Quoted Prices in Active Markets for Identical Assets (Level 1)		Fair Value Measurement Using: Significant Other Observable Inputs (Level 2)	
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Liabilities Recorded at Fair Value in the Financial Statements:						
Derivatives:						
Interest Rate Swap Liabilities (included in other non-current liabilities)	$ 108	$ 92	$ —	$ —	$ 108	$ 92
Embedded Derivatives in Convertible Debt (included in other non-current liabilities)	—	20	—	—	—	20
Total Derivative Liabilities Recorded at Fair Value in the Financial Statements	$ 108	$ 112	$ —	$ —	$ 108	$ 112
Liabilities Not Recorded at Fair Value in the Financial Statements:						
Long-term Debt, including the current portion:						
Senior Notes	$2,885	$2,809	$2,789	$2,609	$ —	$ —
Convertible Notes	1,788	1,873	697	778	1,189	1,267
Term Loans	1,679	1,678	1,632	1,577	—	—
Commercial Mortgage	67	68	—	—	79	75
Capital Leases and Other	29	32	—	—	29	32
Total Long-term Debt, including the current portion:	$6,448	$6,460	$5,118	$4,964	$1,297	$1,374

The Company does not have any liabilities measured using significant unobservable (Level 3) inputs.

(9) Fair Value of Financial Instruments (Continued)

Derivatives

The interest rate swaps are measured in accordance with the GAAP Fair Value Measurements and Disclosures guidance using discounted cash flow techniques that use observable market inputs, such as LIBOR-based forward yield curves, forward rates, and the specific swap rate stated in each of the swap agreements. The embedded derivative contracts are priced using inputs that are observable in the market, such as the Company's stock price, risk-free interest rate and other contractual terms of certain of the Company's convertible senior notes.

Senior Notes

The estimated fair value of the Company's Senior Notes approximated $2.8 billion and $2.6 billion at December 31, 2010 and 2009, respectively, based on market prices. The fair value of each instrument was based on the December 31, 2010 and 2009 trading quotes as provided by large financial institutions that trade in the Company's securities. The pricing quotes provided by these market participants incorporate spreads to the Treasury curve, security coupon (which ranges from LIBOR plus 3.75% to 10%), corporate and security credit ratings, maturity date (ranging from 2014 to 2018) and liquidity, among other security characteristics and relative value at both the borrower entity level and across other securities of similar terms.

The Senior Notes are unsecured obligations of Level 3 Financing, Inc.; however, the Senior Notes are fully and unconditionally guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC, which is a first tier, wholly owned subsidiary of Level 3 Financing, Inc.

Convertible Notes

The estimated fair value of the Company's actively traded Convertible Notes, including the 5.25% Convertible Senior Notes due 2011, the 3.5% Convertible Senior Notes due 2012, and the 6.5% Convertible Senior Notes due 2016, approximated $697 million and $778 million at December 31, 2010 and 2009, respectively. The fair value of the Company's actively traded Convertible Notes is based on the trading quotes as of December 31, 2010 and 2009 provided by large financial institutions that trade in the Company's securities. The estimated fair value of the Company's Convertible Notes which are not actively traded, such as the 9% Convertible Senior Discount Notes due 2013, the 15% Convertible Senior Notes due 2013, the 7% Convertible Senior Notes due 2015, and the 7% Convertible Senior Notes due 2015, Series B approximated $1.2 billion and $1.3 billion at December 31, 2010 and 2009, respectively. To estimate the fair value of the Convertible Notes which are not actively traded, Level 3 used a Black-Scholes valuation model and an income approach using discounted cash flows. The most significant inputs affecting the valuation are the pricing quotes provided by market participants which incorporate spreads to the Treasury curve, security coupon (ranging from 7% to 15%), convertible optionality, corporate and security credit ratings, maturity date (ranging from 2013 to 2015), liquidity, and other equity option inputs, such as the risk-free rate, underlying stock price, strike price of the embedded derivative, estimated volatility and maturity inputs for the option component and for the bond component, among other security characteristics and relative value at both the borrower entity level and across other securities with similar terms. The fair value of each instrument is obtained by adding together the value derived by discounting the security's coupon or interest payment using a risk-adjusted discount rate and the value calculated from the embedded equity option based on the

(9) Fair Value of Financial Instruments (Continued)

estimated volatility of the Company's stock price, conversion rate of the particular Convertible Note, remaining time to maturity, and risk-free rate.

The Convertible Notes are unsecured obligations of Level 3 Communications, Inc. No subsidiary of Level 3 Communications, Inc. has provided a guarantee of the Convertible Notes.

Term Loans

The fair value of the Term Loans was approximately $1.6 billion at December 31, 2010 and 2009, respectively. The fair value of each loan is based on the December 31, 2010 and 2009 trading quotes as provided by large financial institutions that trade in the Company's loans. The pricing quotes provided by these market participants incorporate LIBOR curve expectations, interest spread, which is LIBOR plus 2.25% for the $1.4 billion in aggregate principal value in Tranche A Term Loan and LIBOR plus 8.5% for the $280 million Tranche B Term Loan (aggregate principal value), LIBOR floor (only applicable to the Tranche B Term Loan at 3.0% minimum), corporate and loan credit ratings, maturity date (March 2014) and liquidity, among other loan characteristics and relative value across other instruments of similar terms.

The Term Loans are secured by a pledge of the equity interests in certain domestic subsidiaries of Level 3 Financing, Inc. and 65% of the equity interest in Level 3 Financing, Inc.'s Canadian subsidiary and liens on the assets of Level 3 Communications, Inc. and certain domestic subsidiaries of Level 3 Financing, Inc. In addition, Level 3 Communications, Inc. and certain domestic subsidiaries of Level 3 Financing, Inc. have provided full and unconditional guarantees of the obligations under the Term Loans.

Commercial Mortgage

The fair value of the Commercial Mortgage was approximately $79 million and $75 million at December 31, 2010 and 2009, respectively, as compared to the carrying amounts of $67 million and $68 million, respectively. The Commercial Mortgage is not actively traded and its fair value is estimated by management using a valuation model based on an income approach. The significant inputs used to estimate fair value of this debt instrument using discounted cash flows include the anticipated scheduled mortgage payments and observable market yields on other actively traded debt of similar characteristics and collateral type.

The Commercial Mortgage is a secured obligation of HQ Realty, Inc., a wholly owned subsidiary of the Company. HQ Realty, Inc.'s obligations under the Commercial Mortgage are secured by a first priority lien on the Company's headquarters campus located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021 and certain HQ Realty, Inc. cash and reserve accounts.

The assets of HQ Realty, Inc. are not available to satisfy any third party obligations other than those of HQ Realty, Inc. In addition, the assets of the Company and its subsidiaries other than HQ Realty, Inc. are not available to satisfy the obligations of HQ Realty, Inc.

(10) Derivative Financial Instruments

The Company uses derivative financial instruments, primarily interest rate swaps, to manage its exposure to fluctuations in interest rate movements. The Company's primary objective in managing interest rate risk is to decrease the volatility of its earnings and cash flows affected by changes in the

(10) Derivative Financial Instruments (Continued)

underlying rates. To achieve this objective, the Company enters into financial derivatives, primarily interest rate swap agreements, the values of which change in the opposite direction of the anticipated future cash flows. The Company has floating rate long-term debt (see Note 11—Long-Term Debt). These obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. The Company has designated its interest rate swap agreements as cash flow hedges. Swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the lives of the agreements without exchange of the underlying notional amount. The change in the fair value of the interest rate swap agreements are reflected in AOCI and subsequently reclassified into earnings in the period that the hedged transaction affects earnings, due to the fact that the interest rate swap agreements qualify as effective cash flow hedges. The Company does not use derivative financial instruments for speculative purposes.

Specifically, on March 13, 2007, Level 3 Financing Inc., the Company's wholly owned subsidiary, entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The transactions were effective beginning April 13, 2007 and mature on January 13, 2014. The Company uses interest rate swaps to convert specific variable rate debt issuances into fixed rate debt. Under the terms of the interest rate swap transactions, the Company receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and 4.92% under the other. The Company evaluates the effectiveness of the hedges on a quarterly basis. The Company measures effectiveness by offsetting the change in the variable portion of the interest rate swaps with the changes in interest expense paid due to fluctuations in the LIBOR-based interest rate. During all of the periods presented, these derivatives were used to hedge the variable cash flows associated with existing obligations. The Company recognizes any ineffective portion of the change in fair value of the hedged items in the consolidated statements of operations. All components of the interest rate swaps were included in the assessment of hedge effectiveness. Hedge ineffectiveness for the Company's cash flow hedges was not material in any period presented.

The Company also has issued certain equity conversion rights associated with debt instruments, which are not designated as hedging instruments, but are considered derivative instruments. The Company's primary objective associated with including such conversion rights in certain of its debt instruments is to reduce the contractual interest rate and related current cash borrowing costs of the debt instruments. Certain of these derivative instruments were classified as liabilities at December 31, 2009 due to a potential requirement to settle the conversion rights in cash, as a result of the Company not having a sufficient number of authorized and unissued shares of common stock to cover all potentially convertible shares, for which the conversion rights were carried at fair value. As a result of the approval by the Company's stockholders at the May 20, 2010 annual meeting to increase the number of authorized shares of Level 3 common stock to 2.9 billion, the $16 million fair value of these derivative instruments was reclassified into additional paid in capital as of May 20, 2010, as the Company had sufficient authorized and unissued common stock available to settle all of the potential conversion rights. As a result of the September 20, 2010 issuance of $175 million aggregate principal amount of 6.5% Convertible Senior Notes due in 2016, the Company did not have a sufficient number of authorized and unissued common shares available to settle all of the equity conversion rights and

(10) Derivative Financial Instruments (Continued)

make-whole premiums associated with its convertible debt. The fair value of the embedded derivative liability at December 31, 2010 and changes in its fair value from September 20, 2010 through December 31, 2010 were not significant. The Company has recognized the gains or losses from changes in fair values of these derivative instruments in other income (expense) in the consolidated statements of operations. Changes in these derivative resulted in the Company recognizing a gain of approximately $10 million and $14 million for the years ended December 31, 2010 and 2009, respectively.

The Company is exposed to credit related losses in the event of non-performance by counterparties. The counterparties to any of the financial derivatives the Company enters into are major institutions with investment grade credit ratings. The Company evaluates counterparty credit risk before entering into any hedge transaction and continues to closely monitor the financial market and the risk that its counterparties will default on their obligations. This credit risk is generally limited to the unrealized gains in such contracts, should any of these counterparties fail to perform as contracted.

Amounts reported in AOCI related to derivatives are indirectly recognized in earnings as periodic settlements occur throughout the term of the swaps, when the related interest payments are made on the Company's variable-rate debt. As of December 31, 2010 and 2009, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional (in Millions)
Interest rate swaps	Two	$1,000

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as follows (in millions):

	Liability Derivatives			
	December 31, 2010		December 31, 2009	
Derivatives designated as hedging instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Cash flow hedging contracts	Other noncurrent liabilities	$108	Other noncurrent liabilities	$92

	Liability Derivatives			
	December 31, 2010		December 31, 2009	
Derivatives not designated as hedging instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Embedded equity conversion rights	Other noncurrent liabilities	$—	Other noncurrent liabilities	$20

The amount of gains (losses) recognized in Other Comprehensive Loss consists of the following (in millions):

	December 31,	
Derivatives designated as hedging instruments	2010	2009
Cash flow hedging contracts	$(16)	$5

(10) Derivative Financial Instruments (Continued)

The amount of losses reclassified from AOCI to Income/Loss (effective portions) consists of the following (in millions):

Derivatives designated as hedging instruments	Income Statement Location	Year Ended December 31, 2010	Year Ended December 31, 2009
Cash flow hedging contracts	Interest Expense	$46	$40

Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with floating-rate, long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged debt obligation in the same period in which the related interest on the floating-rate debt obligations affects earnings. Amounts currently included in AOCI will be reclassified to earnings prior to the settlement of these cash flow hedging contracts in 2014. The Company estimates that $46 million of net losses on the interest rate swaps (based on the estimated LIBOR curve as of December 31, 2010) will be reclassified into earnings within the next twelve months. The Company's interest rate swap agreements designated as cash flow hedging contracts qualify as effective hedge relationships, and as a result, hedge ineffectiveness was not material in any of the periods presented.

The effect of the Company's derivative instruments not designated as hedging instruments on net loss is as follows (in millions):

Derivatives not designated as hedging instruments	Location of Gain Recognized in Income/Loss on Derivative	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Embedded equity conversion rights	Other Income (Expense)—Other, net	$10	$14	$—

(11) Long-Term Debt

As of December 31, 2010 and 2009, long-term debt was as follows:

(dollars in millions)	2010	2009
Senior Secured Term Loan due 2014	$1,680	$1,680
Senior Notes due 2011 (10.75%)	—	3
Senior Notes due 2013 (12.25%)	—	550
Senior Notes due 2014 (9.25%)	1,250	1,250
Floating Rate Senior Notes due 2015 (4.344% as of December 31, 2010 and 4.601% as of December 31, 2009)	300	300
Senior Notes due 2017 (8.75%)	700	700
Senior Notes due 2018 (10.0%)	640	—
Convertible Senior Notes due 2010 (2.875%)	—	40
Convertible Senior Notes due 2011 (5.25%)	196	199
Convertible Senior Notes due 2011 (10.0%)	—	172
Convertible Senior Notes due 2012 (3.5%)	294	294
Convertible Senior Notes due 2013 (15.0%)	400	400
Convertible Senior Discount Notes due 2013 (9.0%)	295	295
Convertible Senior Notes due 2015 (7.0%)	200	200
Convertible Senior Notes due 2015 Series B (7.0%)	275	275
Convertible Senior Notes due 2016 (6.5%)	201	—
Convertible Subordinated Notes due 2010 (6.0%)	—	111
Commercial Mortgage due 2015 (9.86% as of December 31, 2010 and 6.86% of December 31, 2009)	67	68
Capital Leases	29	32
Total Debt Obligations	6,527	6,569
Unamortized (Discount) Premium:		
Discount on Senior Secured Term Loan due 2014	(1)	(2)
Discount on Senior Notes due 2013 (12.25%)	—	(2)
Discount on Senior Notes due 2018 (10%)	(12)	—
Premium on Senior Notes due 2014 (9.25%)	7	8
Discount on Convertible Senior Notes due 2011 (5.25%)	(20)	(38)
Discount on Convertible Senior Notes due 2012 (3.5%)	(29)	(46)
Discount on Convertible Senior Notes due 2015 (7.0%)	(3)	(4)
Discount due to embedded derivative contracts	(21)	(25)
Total Unamortized (Discount) Premium	(79)	(109)
Carrying Value of Debt	6,448	6,460
Less current portion	(180)	(705)
Long-term Debt, less current portion	$6,268	$5,755

2010 Debt Issuances

During the third quarter of 2010, the Company issued $175 million aggregate principal amount of its 6.5% Convertible Senior Notes due 2016 (the "6.5% Convertible Senior Notes"). The net proceeds from the issuance of the 6.5% Convertible Senior Notes were approximately $170 million after

(11) Long-Term Debt (Continued)

deducting debt issuance costs. In connection with the issuance of the Company's 6.5% Convertible Senior Notes, the Company granted an overallotment option to the underwriters to purchase up to an additional $26 million aggregate principal amount of these notes less the underwriting discount. The underwriters exercised the overallotment option in full during the fourth quarter of 2010, and the Company received net proceeds of approximately $25.5 million, after deducting underwriting discounts and commissions. The 6.5% Convertible Senior Notes will mature on October 1, 2016 and have an interest rate of 6.5% per annum with interest payable semiannually on April 1 and October 1, beginning April 1, 2011. Debt issue costs of approximately $6 million were capitalized and are being amortized over the term of the 6.5% Convertible Senior Notes.

During the first quarter of 2010, Level 3 Financing, Inc. issued $640 million in aggregate principal amount of its 10% Senior Notes due 2018 (the "10% Senior Notes") in a private offering. The net proceeds from the issuance of the 10% Senior Notes were $613 million after deducting a $13 million discount and approximately $14 million of debt issuance costs. The net proceeds were used to fund Level 3 Financing, Inc.'s purchase of its 12.25% Senior Notes due 2013 (the "12.25% Senior Notes") in a concurrent tender offer and consent solicitation. The 10% Senior Notes will mature on February 1, 2018 and are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (see Note 16—Condensed Consolidating Financial Information). Interest on the notes accrues at 10% per year and is payable on February 1 and August 1 of each year, beginning August 1, 2010.

The offering of the 10% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and included a registration rights agreement. In June 2010, all of the originally placed notes were exchanged for a new issue of 10% Senior Notes due 2018 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradable.

2010 Tender Offer

In the first quarter of 2010, Level 3 Financing, Inc. commenced a tender offer to purchase for cash any and all of the outstanding $550 million aggregate principal amount of its 12.25% Senior Notes for a price equal to $1,080.00 per $1,000 principal amount of the notes, which included $1,050.00 as the tender offer consideration and $30.00 as a consent payment (the "12.25% Tender Offer"). In connection with the 12.25% Tender Offer, Level 3 and Level 3 Financing, Inc. solicited consents to certain proposed amendments to the indenture governing the 12.25% Senior Notes to eliminate substantially all of the covenants, certain repurchase rights and certain events of default and related provisions contained in the indenture.

Holders of the 12.25% Senior Notes, representing approximately 99.4% of the aggregate principal amount of the outstanding 12.25% Senior Notes, participated in the tender offer. At the expiration of the tender offer, an aggregate principal amount of $546,912,000 notes had been tendered. The Company redeemed in full the remaining $3 million aggregate principal of the 12.25% Senior Notes, at a redemption price equal to 106.125% of the principal amount thereof, plus accrued and unpaid interest.

The Company recognized a loss associated with the 12.25% Tender Offer of approximately $55 million.

(11) Long-Term Debt (Continued)

2010 Debt Redemptions and Repurchases

In the third quarter of 2010, the Company repaid the $38 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 that matured on July 15, 2010.

In the second quarter of 2010, the Company redeemed all of the outstanding $172 million aggregate principal amount of its 10% Convertible Senior Notes due 2011 for a price equal to $1,016.70 per $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including the redemption date. The Company used cash on hand to fund the redemption of these notes, and recognized a loss on extinguishment of approximately $4 million.

In the first quarter of 2010, the Company repaid $111 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 that matured on March 15, 2010. In addition, in various transactions during the first quarter of 2010, the Company repurchased $3 million in aggregate principal amount of 5.25% Convertible Senior Notes due 2011, the remaining $3 million of its 10.75% Senior Notes due 2011, and $2 million aggregate principal amount of 2.875% Convertible Senior Notes due 2010. Repurchases were made at prices to par ranging from 95% to 100%, and the Company recognized a net loss on these repurchases of less than $1 million.

2009 Debt Issuances

During the second quarter of 2009, Level 3 Financing amended and restated its existing senior secured credit facility to increase the borrowings through the creation of a $280 million Tranche B Term Loan that matures on March 13, 2014 with a current interest rate of LIBOR plus 8.50% per annum, with LIBOR set at a minimum of 3.00%. The net proceeds of the Tranche B Term Loan were approximately $274 million after deducting a $2 million original issue discount and $4 million of debt issuance costs.

Level 3 Financing's obligations under the Tranche B Term Loan are, subject to certain exceptions, secured by certain of the assets of (i) the Company and (ii) certain of the Company's material domestic subsidiaries which are engaged in the communications business. The Company and certain of its subsidiaries have also guaranteed the obligations of Level 3 Financing under the Tranche B Term Loan.

No changes were made to any of the restrictive covenants or events of default contained in the existing senior secured credit facility.

During the fourth quarter of 2009, Level 3 Communications, Inc. issued (at par) $275 million aggregate principal of 7% Convertible Senior Notes due 2015, Series B, (the "7% Convertible Senior Notes, Series B"). The net proceeds approximated $274 million after deducting debt issuance costs of approximately $1 million. These new notes are substantially similar in all respects to the $200 million of 7% Convertible Notes due 2015 issued on June 26, 2009, except that these notes were a separate series (Series B). The 7% Convertible Senior Notes due 2015, Series B, will mature on March 15, 2015 and have an interest rate of 7% per annum with interest payable semi-annually on March 15 and September 15, beginning on March 15, 2010.

2009 Debt Exchange

During the second quarter of 2009, the Company exchanged approximately $142 million aggregate principal amount of the Company's 6% Convertible Subordinated Notes due 2010 and approximately

(11) Long-Term Debt (Continued)

$140 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 for $200 million aggregate principal amount of the Company's 7% Convertible Senior Notes due 2015 ("7% Convertible Notes due 2015") and $78 million in cash, plus accrued and unpaid interest.

The Company recognized a net gain on the exchange transaction, after deducting $1 million in unamortized debt issuance costs, of approximately $7 million.

The Company paid approximately $3 million of debt issuance costs in the third quarter related to this transaction.

2009 Debt Repurchases and Maturities

In the first quarter of 2009, the Company repurchased $5 million aggregate principal amount of its 6% Convertible Senior Notes due 2009 and $1 million aggregate principal amount of its 11.5% Senior Notes due 2010 at discounts to the principal amounts and recognized a net gain on extinguishment of less than $1 million.

In the second quarter of 2009, the Company repurchased approximately $301 million aggregate principal amount of various issues of its convertible debt at discounts to the principal amount and recognized a net gain on extinguishment of debt of approximately $7 million. The gain consisted of a $33 million cash gain, which was partially offset by $20 million of unamortized debt discount, $1 million in unamortized debt issuance costs and a $5 million increase to equity for the component of the convertible debt subject to guidance for convertible debt that may be settled in cash upon conversion.

The second quarter 2009 debt repurchases consisted of $121 million in 2009 maturities, $50 million in 2010 maturities, $106 million in 2011 maturities and $24 million in 2012 maturities. The second quarter 2009 debt repurchases consisted of the following:

- $121 million aggregate principal amount of 6% Convertible Subordinated Notes due 2009;
- $47 million aggregate principal amount of 6% Convertible Subordinated Notes due 2010;
- $3 million aggregate principal amount of 2.875% Convertible Senior Notes due 2010;
- $75 million aggregate principal amount of 5.25% Convertible Senior Notes due 2011;
- $31 million aggregate principal amount of 10% Convertible Senior Notes due 2011; and
- $24 million aggregate principal amount of 3.5% Convertible Senior Notes due 2012.

In the third quarter of 2009, $55 million of outstanding aggregate principal of the Company's 6% Convertible Subordinated Notes due 2009 matured. In addition, during the third quarter of 2009, the Company repurchased approximately $39 million aggregate principal amount of various issues of its convertible and floating rate debt at discounts to the principal amount and recognized a net gain on extinguishment of debt of approximately $2 million. The third quarter 2009 debt repurchases consisted of $11 million in 2010 maturities and $28 million in 2011 maturities. The third quarter 2009 debt repurchases consisted of the following:

- $25 million aggregate principal amount of 10% Convertible Senior Notes due 2011
- $8 million aggregate principal amount of 6% Convertible Subordinated Notes due 2010;
- $3 million aggregate principal amount of 2.875% Convertible Senior Notes due 2010; and

(11) Long-Term Debt (Continued)

- $3 million aggregate principal amount of Floating Rate Notes due 2011.

During the fourth quarter of 2009, the Company repurchased approximately $73 million aggregate principal amount of various issues of its convertible and floating rate debt at discounts to the principal amount and recognized a net loss on extinguishment of debt of approximately $2 million. The loss consisted of $11 million of unamortized debt discount and unamortized debt issuance costs partially offset by a cash gain of $6 million and a $3 million decrease to equity for the component of the convertible debt subject to the guidance for convertible debt that may be settled in cash upon conversion. The fourth quarter 2009 debt repurchases consisted of the following:

- $56 million aggregate principal amount of 5.25% Convertible Senior Notes due 2011
- $7 million aggregate principal amount of 3.5% Convertible Senior Notes due 2012;
- $7 million aggregate principal amount of 2.875% Convertible Senior Notes due 2010; and
- $3 million aggregate principal amount of Floating Rate Notes due 2011.

2009 Debt Redemption

The Company redeemed the remaining $13 million aggregate principal amount of its 11.5% Senior Notes due 2010 at 100% of the outstanding principal amount in the second quarter of 2009.

Convertible Debt That May be Settled in Cash Upon Conversion

During 2008, the FASB issued accounting guidance that requires issuers of convertible debt that may be settled in cash upon conversion to separately account for the debt and equity components of the convertible debt in a way that reflects the issuer's borrowing rate at the date of issuance for similar debt instruments without the conversion feature. This guidance applies to certain of the Company's convertible debt that may be settled in cash upon conversion and was applied retrospectively to all periods presented in the Company's consolidated financial statements upon adoption in 2009. Although the adoption of this accounting guidance did not affect the Company's actual past or future cash flows, the Company incurred additional non-cash interest expense as a result of this accounting guidance of approximately $35 million and $39 million for the years ended December 31, 2010 and 2009, respectively. The Company expects to incur additional non-cash interest expense of $22 million for the year ended December 31, 2011 and $10 million for the year ended December 31, 2012, assuming no further debt repurchases, modifications, extinguishments or conversion of its convertible debt subject to accounting under this guidance prior to maturity.

This guidance is only applicable to the Company's 5.25% Convertible Senior Notes due 2011 and 3.5% Convertible Senior Notes due 2012, as the Company has the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock, upon conversion for each of these issuances. The 5.25% Convertible Senior Notes are convertible, at the option of the holders, into approximately 49 million shares of the Company's common stock as of December 31, 2010, at a conversion price of $3.98 per share, subject to certain adjustments. The 3.5% Convertible Senior Notes are convertible, at the option of the holders, into approximately 54 million shares of the Company's common stock as of December 31, 2010, at a conversion price of $5.46 per share, subject to certain adjustments.

(11) Long-Term Debt (Continued)

The Company recognized total interest expense of approximately $56 million, $64 million and $66 million during the years ended December 31, 2010, 2009 and 2008, respectively, related to both the contractual interest coupon and amortization of the discount for the liability component of the Company's 5.25% Convertible Senior Notes and 3.5% Convertible Senior Notes. The effective interest rate on the liability component of the Company's 5.25% Convertible Senior Notes is approximately 17%. The effective interest rate on the liability component of the Company's 3.5% Convertible Senior Notes is approximately 11%. The Company is amortizing the discount on the liability component of its 5.25% Convertible Senior Notes and 3.5% Convertible Senior Notes over the remaining term of each issuance.

The carrying amount of the equity component, principal amount of the liability component, unamortized debt discount related to the liability component and net carrying amount of the liability component of the Company's convertible debt that may be settled in cash upon conversion as of December 31, 2010 and December 31, 2009 were as follows (in millions):

	December 31, 2010	December 31, 2009
Carrying amount of equity component	$243	$243
Principal amount of liability component	$490	$493
Unamortized discount related to liability component	(49)	(84)
Net carrying amount of liability component	$441	$409

Senior Secured Term Loan due 2014

On March 13, 2007, Level 3 Communications, Inc., as guarantor, Level 3 Financing, as borrower, Merrill Lynch Capital Corporation, as administrative agent and collateral agent, and certain other agents and certain lenders entered into a Credit Agreement, pursuant to which the lenders extended a $1.4 billion senior secured term loan to Level 3 Financing. The $1.4 billion senior secured term loan has an interest rate of LIBOR plus an applicable margin of 2.25% per annum. In addition, during the second quarter of 2009, Level 3 Financing amended and restated its existing senior secured Credit Agreement to increase the borrowings through the creation of a $280 million Tranche B Term Loan with a current interest rate of LIBOR plus 8.50% per annum, with LIBOR set at a minimum of 3.00%. The entire $1.68 billion senior secured term loan ("Senior Secured Term Loan due 2014") matures on March 13, 2014.

The borrower has the option of electing one, two, three or six month LIBOR at the end of each interest period and may elect different options with respect to different portions of the Senior Secured Term Loan due 2014. Interest is payable in cash at the end of each LIBOR period elected in arrears, beginning July 13, 2007, provided that in the case of a six month interest period, interim interest payments are required at the end of the first three months. The interest rate on $1.0 billion of the Senior Secured Term Loan due 2014 resets quarterly and was 2.54% and 2.53% as of December 31, 2010 and 2009, respectively. The interest rate on $400 million resets quarterly and was 2.54% and 2.53% as of December 31, 2010 and 2009, respectively. The interest rate on the remaining $280 million of the Senior Secured Term Loan due 2014 issued in the second quarter of 2009 currently resets semiannually and was 11.5% as of December 31, 2010 and 2009.

(11) Long-Term Debt (Continued)

Level 3 Financing's obligations under this term loan are, subject to certain exceptions, secured by certain assets of the Company and certain of the Company's material domestic subsidiaries that are engaged in the telecommunications business.

The Senior Secured Term Loan due 2014 includes certain negative covenants which restrict the ability of the Company, Level 3 Financing and any restricted subsidiary to engage in certain activities. The Senior Secured Term Loan due 2014 also contains certain events of default. It does not require the Company or Level 3 Financing to maintain specific financial ratios or other financial metrics.

Level 3 used a portion of the original net proceeds after transaction costs to repay Level 3 Financing's $730 million Senior Secured Term Loan due 2011 under that certain credit agreement dated June 27, 2006. In addition, Level 3 used a portion of the net proceeds to fund the purchase of certain of its existing debt securities.

Debt issuance costs of $22 million were capitalized and are being amortized to interest expense over the term of the Senior Secured Term Loan due 2014 using the effective interest method. As a result of amortization, the capitalized debt issuance costs have been reduced to $12 million at December 31, 2010.

9.25% Senior Notes Due 2014

On October 30, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $588 million of net proceeds after transaction costs, from a private offering of $600 million aggregate principal amount of its 9.25% Senior Notes due 2014 ("9.25% Senior Notes Due 2014"). On December 13, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $661 million of net proceeds after transaction costs and accrued interest, for a second offering of $650 million aggregate principal amount of 9.25% Senior Notes due 2014. These notes together with the $600 million aggregate principal amount of 9.25% Senior Notes due 2014 issued on October 30, 2006 were issued under the same indenture and are treated as a single series of notes. The Company received total net proceeds of $1.239 billion (excluding prepaid interest). The Notes were subsequently registered through a public exchange offer.

The 9.25% Senior Notes due 2014 are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. These notes are guaranteed by Level 3 Communications, Inc. (see Note 16—Condensed Consolidating Financial Information). The notes will mature on November 1, 2014. Interest on the 9.25% Senior Notes Due 2014 accrues at 9.25% interest per year and is payable semi-annually in cash on May 1 and November 1 beginning May 1, 2007. The $600 million of 9.25% Senior Notes due 2014 issued on October 30, 2006 were priced at par. The $650 million of 9.25% Senior Notes due 2014 issued on December 13, 2006 were priced at 101.75% of par plus accrued interest from October 30, 2006, representing an effective yield of 8.86% to the purchasers of these senior notes. The resulting premium of the two issuances of approximately $11 million is reflected as an increase to long-term debt and is being amortized as a reduction to interest expense over the remaining term of the 9.25% Senior Notes due 2014 using the effective interest method. As of December 31, 2010, the premium remaining was approximately $7 million.

The 9.25% Senior Notes Due 2014 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after November 1, 2010 at the redemption

(11) Long-Term Debt (Continued)

prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning November 1, of the years indicated below:

Year	Redemption Price
2010	104.625%
2011	102.313%
2012	100.000%

The 9.25% Senior Notes due 2014 contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $23 million were capitalized and are being amortized over the term of the 9.25% Senior Notes due 2014. As a result of amortization, the capitalized debt issuance costs have been reduced to $13 million at December 31, 2010.

Floating Rate Senior Notes Due 2015 and 8.75% Senior Notes Due 2017

On February 14, 2007, Level 3 Financing received $982 million of net proceeds after transaction costs, from a private offering of $700 million aggregate principal amount of its 8.75% Senior Notes due 2017 (the "8.75% Senior Notes") and $300 million aggregate principal amount of its Floating Rate Senior Notes due 2015 (the "2015 Floating Rate Senior Notes"). The Notes were subsequently registered through a public exchange offer. The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. Level 3 Communications, Inc. and Level 3 Communications, LLC have guaranteed the 8.75% Senior Notes and the 2015 Floating Rate Senior Notes (See Note 16—Condensed Consolidating Financial Information). Interest on the 8.75% Senior Notes accrues at 8.75% interest per year and is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 8.75% Senior Notes will be due on February 15, 2017. Interest on the 2015 Floating Rate Senior Notes accrues at LIBOR plus 3.75% per annum, reset semi-annually. The interest rate was 4.34% at December 31, 2010. Interest on the 2015 Floating Rate Senior notes is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 2015 Floating Rate Senior Notes will be due on February 15, 2015.

At any time prior to February 15, 2012, Level 3 Financing may redeem all or a part of the 8.75% Senior Notes upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the 8.75% Senior Notes so redeemed plus the 8.75% Applicable Premium as of, and accrued and unpaid interest thereon (if any) to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

With respect to the 8.75% Senor Notes, "8.75% Applicable Premium" means on any redemption date, the greater of (1) 1.0% of the principal amount of such 8.75% Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) 104.375% of the principal amount of such 8.75% Senior Notes plus (ii) all required interest payments due on such 8.75% Senior Notes through February 15, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture governing the 8.75% Senior Notes) as of such redemption date plus 50 basis points, over (b) the principal amount of such 8.75% Senior Notes.

(11) Long-Term Debt (Continued)

The 8.75% Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after February 15, 2012 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 15, of the years indicated below:

Year	Redemption Price
2012	104.375%
2013	102.917%
2014	101.458%
2015	100.000%

The Floating Rate Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after February 15, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 15, of the years indicated below:

Year	Redemption Price
2010	101.0%
2011	100.0%

The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $16 million were capitalized and are being amortized over the term of the 8.75% Senior Notes due 2017. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $11 million at December 31, 2010.

Debt issuance costs of approximately $6 million were capitalized and are being amortized over the term of the Floating Rate Senior Notes due 2015. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $3 million at December 31, 2010.

10% Senior Notes due 2018

On January 20, 2010, Level 3 Financing, Inc. received $613 million proceeds, after deducting a $13 million discount and approximately $14 million of debt issuance costs, from a private offering of $640 million in aggregate principal amount of its 10% Senior Notes due 2018 (the "10% Senior Notes"). The net proceeds were used to fund Level 3 Financing, Inc.'s purchase of its 12.25% Senior Notes due 2013 (the "12.25% Senior Notes") in a concurrent tender offer and consent solicitation. The 10% Senior Notes will mature on February 1, 2018 and are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (see Note 16—Condensed Consolidating Financial Information). Interest on the notes accrues at 10% per year and is payable on February 1 and August 1 of each year, beginning August 1, 2010. As of December 31, 2010, the discount remaining was approximately $12 million.

(11) Long-Term Debt (Continued)

As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $13 million at December 31, 2010.

The offering of the 10% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and included a registration rights agreement. In June 2010, all of the originally placed notes were exchanged for a new issue of 10% Senior Notes due 2018 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradable.

5.25% Convertible Senior Notes due 2011

On December 2, 2004, Level 3 Communications, Inc. completed the offering of $345 million aggregate principal amount of its 5.25% Convertible Senior Notes due 2011 ("5.25% Convertible Senior Notes") in a private offering. Interest on the notes accrues at 5.25% per year and is payable semi-annually in arrears in cash on June 15 and December 15, beginning June 15, 2005. The 5.25% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt of Level 3 Communications, Inc. The 5.25% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

In October 2008, the Company completed the exchange of $15 million in aggregate principal amount of its 5.25% Convertible Senior Notes for a total of 5 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to this exchange were exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. This transaction was considered to be an induced conversion and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the 5.25% Convertible Senior Notes of $3 million, consisting of approximately $3 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

During 2009, the Company repurchased approximately $131 million aggregate principal amount of its 5.25% Convertible Senior Notes at discounts to the principal amount and recognized a net loss on extinguishment of debt of approximately $3 million.

In 2010, the Company repurchased $3 million in aggregate principal amount of its 5.25% Convertible Senior Notes and recognized a net loss on extinguishment of debt of less than $1 million.

The remaining 5.25% Convertible Senior Notes are convertible, at the option of the holders, into shares of the Company's common stock at a conversion price of $3.98 per share, subject to certain adjustments. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 5.25% Convertible Senior Notes had the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount plus accrued interest and a make whole premium. As of December 31, 2008, the make whole premium privileges on the 5.25% Convertible Senior Notes had lapsed.

The Company may redeem for cash, at its option, all or a portion of the notes at any time. The 5.25% Convertible Senior Notes are subject to redemption, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice at a purchase price of 100.75% of the

(11) Long-Term Debt (Continued)

principal amount plus accrued and unpaid interest thereon to the redemption date. In February 2011, the Company redeemed the 5.25% Convertible Senior Notes at a redemption price of 100.75% (See Note 17—Subsequent Events).

Debt issuance costs of $11 million were originally capitalized and are being amortized to interest expense over the term of the 5.25% Convertible Senior Notes. As a result of amortization, repurchases and exchanges, the remaining unamortized debt issuance costs were less than $1 million at December 31, 2010.

3.5% Convertible Senior Notes due 2012

On June 13, 2006, Level 3 Communications, Inc. received $326 million of net proceeds, after giving effect to offering expenses, from a public offering of $335 million aggregate principal amount of its 3.5% Convertible Senior Notes due 2012 ("3.5% Convertible Senior Notes"). The 3.5% Convertible Senior Notes were priced at 100% of the principal amount. The notes are senior unsecured obligations of the Company, ranking equal in right of payment with all the Company's existing and future unsubordinated indebtedness. The 3.5% Convertible Senior Notes will mature on June 15, 2012. Interest on the notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2006. The 3.5% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

In October 2008, the Company completed the exchange of $9 million in aggregate principal amount of its 3.5% Convertible Senior Notes for a total of 3 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to this exchange were exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. This transaction was considered to be an induced conversion and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the 3.5% Convertible Senior Notes of approximately $2 million, consisting of approximately $2 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

During 2009, in various transactions, the Company repurchased approximately $31 million aggregate principal amount of its 3.5% Convertible Senior Notes at discounts to the principal amount and recognized a net gain on extinguishment of debt of approximately $3 million.

The remaining 3.5% Convertible Senior Notes will be convertible by holders at any time before the close of business on June 15, 2012 into shares of Level 3's common stock at a conversion price of $5.46 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 183.1502 shares of common stock per $1,000 principal amount of these notes. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 3.5% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount of the notes plus accrued interest. In addition, if a holder elects to convert its notes in connection with certain changes in control, Level 3 could be required to pay a make whole premium by increasing the number of shares deliverable upon conversion of the notes.

(11) Long-Term Debt (Continued)

The 3.5% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice plus accrued and unpaid interest thereon (if any) to the redemption date. If redeemed before maturity, the Company will pay a premium on the principal amount redeemed. The premium for the twelve months beginning June 15, 2010 is equal to 1.17% and for the twelve month period beginning June 15, 2011 is 0.58%.

Debt issuance costs of $9 million were originally capitalized and are being amortized to interest expense over the term of the 3.5% Convertible Senior Notes. As a result of amortization and the exchange, the capitalized debt issuance costs have been reduced to approximately $1 million at December 31, 2010.

15% Convertible Senior Notes Due 2013

On December 24, 2008, the Company received gross proceeds of $374 million and on December 31, 2008, the Company received gross proceeds of $26 million from the issuance of its $400 million 15% Convertible Senior Notes due 2013 ("15% Convertible Senior Notes"). The proceeds from this issuance were primarily used to repurchase, through tender offers, a portion of the Company's 6% Convertible Subordinated Notes due 2009, 6% Convertible Subordinated Notes due 2010 and 2.875% Convertible Senior Notes due 2010. The 15% Convertible Senior Notes were priced at 100% of the principal amount. The 15% Convertible Senior Notes are unsecured and unsubordinated obligations and will rank equally with all the Company's existing and future unsecured and unsubordinated indebtedness. The 15% Convertible Senior Notes will mature on January 15, 2013. Interest on the notes will accrue from the date of original issuance at a rate of 15% per year and will be payable on January 15 and July 15 of each year, beginning on January 15, 2009. The 15% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

The 15% Convertible Senior Notes are convertible by holders into shares of the Company's common stock at an initial conversion price of $1.80 per share (which is equivalent to a conversion rate of 555.5556 shares of common stock per $1,000 principal amount of the 15% Convertible Senior Notes), subject to adjustment upon certain events, at any time before the close of business on January 15, 2013. If at any time following the date of original issuance of the 15% Convertible Senior Notes and prior to the close of business on January 15, 2013 the closing per share sale price of the Company's common stock exceeds 222.2% of the conversion price then in effect for at least 20 trading days within any 30 consecutive trading day period, the 15% Convertible Senior Notes will automatically convert into shares of Level 3 common stock, plus accrued and unpaid interest (if any) to, but excluding the automatic conversion date, which date will be designated by the Company following such automatic conversion event.

Holders of the 15% Convertible Senior Notes may require the Company to repurchase all or any part of their notes upon the occurrence of a designated event at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date, if any.

In addition, if a holder elects to convert its 15% Convertible Senior Notes in connection with certain changes in control, the Company could be required to pay a make-whole premium by increasing the number of shares deliverable upon conversion of such notes. Any make whole premium will have

(11) Long-Term Debt (Continued)

the effect of increasing the number of shares due to holders of the 15% Convertible Senior Notes upon conversion.

Debt issuance costs of $3 million were originally capitalized and are being amortized to interest expense over the term of the 15% Convertible Senior Notes. The unamortized debt issuance costs were approximately $2 million at December 31, 2010.

9% Convertible Senior Discount Notes due 2013

In October 2003, Level 3 Communications, Inc. issued $295 million aggregate principal amount at maturity of 9% Convertible Senior Discount Notes due 2013. Interest on the 9% Convertible Senior Discount Notes accretes at a rate of 9% per annum, compounded semiannually, to an aggregate principal amount of $295 million by October 15, 2007. Cash interest did not accrue on the 9% Convertible Senior Discount Notes prior to October 15, 2007. Commencing October 15, 2007, interest on the 9% Convertible Senior Discount Notes accrues at the rate of 9% per annum and is payable in cash semiannually in arrears.

The 9% Convertible Senior Discount Notes are convertible into shares of the Company's common stock at a conversion price of $9.99 per share, subject to certain adjustments. On or after October 15, 2008, the Company, at its option, may redeem for cash all or a portion of the notes. The Company may exercise this option only if the current market price for at least 20 trading days within any 30 consecutive trading day period exceeds 140% of the conversion price. If the initial holders sell greater than 33.33% of the notes, this amount decreases to 130% and 120% effective October 15, 2009 and 2010, respectively. The Company is also obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

The 9% Convertible Senior Discount Notes are subject to conversion into common stock at the option of the holder, in whole or in part, at any time or from time to time at a conversion rate of 100.09 shares per $1,000 of face value of the debt plus accrued and unpaid interest thereon to the conversion date.

These notes are senior unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Communications, Inc. See Note 17—Subsequent Events—for additional information regarding these notes.

7% Convertible Senior Notes due 2015

On June 26, 2009, Level 3 Communications, Inc. issued $200 million aggregate principal amount of 7% Convertible Notes due 2015 under an indenture between Level 3 and The Bank of New York, as trustee. The 7% Convertible Notes due 2015 were issued in conjunction with the exchange of approximately $142 million aggregate principal amount of the Company's 6% Convertible Subordinated Notes due 2010 and approximately $140 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010. As part of this exchange, Level 3 also paid $78 million in cash, including accrued and unpaid interest for the notes exchanged.

On October 15, 2009, Level 3 issued $275 million aggregate principal amount of 7% Convertible Senior due 2015, Series B under a second supplemental indenture between Level 3 and The Bank of New York, as trustee. The 7% Convertible Senior Notes due 2015, Series B are substantially similar in all respects to the 7% Convertible Senior Notes due 2015. The 7% Convertible Senior Notes due 2015,

(11) Long-Term Debt (Continued)

together with the 7% Convertible Senior Notes due 2015, Series B are referred to as the "7% Convertible Senior Notes due 2015".

The 7% Convertible Senior Notes due 2015 mature on March 15, 2015 and bear interest at a rate of 7% per annum, payable semiannually in arrears on March 15 and September 15. Interest payments commence for the 7% Convertible Senior Notes due 2015, Series A on September 15, 2009 and on March 15, 2010 for the 7% Convertible Senior Notes due 2015, Series B. The 7% Convertible Senior Notes due 2015 rank equally in right of payment with all other existing and future senior unsecured indebtedness of Level 3 Communications, Inc.

The 7% Convertible Senior Notes due 2015 are convertible into shares of Level 3 common stock, at the option of the holder, at any time prior to maturity, unless previously repurchased or redeemed, or unless Level 3 has caused the conversion rights to expire. The 7% Convertible Senior Notes due 2015 may be converted at the initial rate of 555.5556 shares of common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $1.80 per share.

Upon the occurrence of a designated event (a change of control or a termination of trading), holders of the 7% Convertible Senior Notes due 2015 will have the right, subject to certain exceptions and conditions, to require Level 3 to repurchase all or any part of the 7% Convertible Senior Notes due 2015 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest thereon (if any) to, but excluding, the designated event purchase date. In addition, if an event treated as a change in control of Level 3 occurs, Level 3 will be obligated, subject to certain conditions, to offer to purchase all of the outstanding 7% Convertible Senior Notes due 2015 at a purchase price of 100% of the principal amount, plus a "make whole" premium, by increasing the conversion rate applicable to such 7% Convertible Senior Notes due 2015.

Debt issuance costs of $4 million were originally capitalized and are being amortized to interest over the term of the 7% Convertible Senior Notes due 2015 using the effective interest method. The unamortized debt issuance costs were approximately $4 million at December 31, 2010.

6.5% Convertible Subordinated Notes due 2016

On September 20, 2010, the Company received $170 million of net proceeds after transaction costs, from a public offering of $175 million aggregate principal amount of its 6.5% Convertible Senior Notes due 2016 (the "6.5% Convertible Senior Notes"). On October 5, 2010, in connection with the underwriters' exercise of the $26 million over-allotment option associated with the 6.5% Convertible Senior Notes, the Company received an additional $25.5 million net proceeds after transaction costs of less than $1 million. The 6.5% Convertible Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all other existing and future unsubordinated indebtedness of Level 3 Communications, Inc. The 6.5% Convertible Senior Notes will mature on October 1, 2016. Interest on the notes accrues at 6.5% per year and is payable semiannually on April 1 and October 1, beginning April 1, 2011.

The 6.5% Convertible Senior Notes are convertible by holders into shares of the Company's common stock at any time prior maturity, unless previously redeemed, repurchased or unless the Company has caused the conversion rights to expire. The initial conversion rate is 809.7166 shares per each $1,000 principal amount of 6.5% Convertible Senior Notes, subject to adjustment in certain

(11) Long-Term Debt (Continued)

circumstances. This is equivalent to a conversion price of approximately $1.235 per share. In addition, if a designated event (a change in control or a termination of trading) occurs, Level 3 will be obligated, subject to certain conditions, to offer to purchase all of the outstanding 6.5% Convertible Senior Notes due 2016 at a purchase price of 100% of the principal amount, plus accrued and unpaid interest thereon. If an event treated as a change in control occurs, the Company will be obligated, subject to certain conditions, to offer to purchase all of the outstanding 6.5% Convertible Senior Notes at a purchase price of 100% of the principal amount plus a "make whole" premium, by increasing the conversion rate applicable to such 6.5% Convertible Senior Notes due 2016.

Debt issuance costs of $6 million were originally capitalized and are being amortized to interest expense over the term of the 6.5% Convertible Senior Notes. The capitalized unamortized debt issuance costs remain approximately $6 million at December 31, 2010.

Commercial Mortgage

In the third quarter of 2005, the HQ Realty, Inc., a wholly owned subsidiary of the Company, completed a refinancing of the mortgage on the Company's corporate headquarters. On September 27, 2005, HQ Realty, Inc. entered into a $70 million loan at an initial fixed rate of 6.86% through October 1, 2010, the initial repayment date as defined in the loan agreement ("Commercial Mortgage"). HQ Realty, Inc. received $66 million of net proceeds after transaction costs. During 2010, at the election of HQ Realty, Inc. the maturity term of the Commercial Mortgage was extended to October 1, 2015 and the interest rate adjusted to 9.86%. HQ Realty, Inc. was required to make interest only payments in the first year and began making monthly principal payments in the second year based on a 30-year amortization schedule. HQ Realty, Inc. has deposited $8 million into restricted cash accounts as of December 31, 2010, for future facility improvements and property taxes.

Debt issuance costs of $1 million were capitalized and are being amortized as interest expense over the term of the Commercial Mortgage. The capitalized debt issuance costs have been fully amortized as of December 31, 2010.

The assets of HQ Realty, Inc. are not available to satisfy any third party obligations other than those of HQ Realty, Inc. In addition, the assets of the Company and its subsidiaries other than HQ Realty, Inc. are not available to satisfy the obligations of HQ Realty, Inc.

Capital Leases

The Company leases certain dark fiber facilities and metro fiber under noncancelable IRU agreements that are accounted for as capital leases. All of these capital leases were assumed by the Company through its previous acquisitions. Interest rates on capital leases approximate 8% on average as of December 31, 2010. Depreciation expense related to assets under capital leases is included in depreciation and amortization expense.

Covenant Compliance

At December 31, 2010 and 2009, the Company was in compliance with the covenants on all outstanding debt issuances.

(11) Long-Term Debt (Continued)

Long-Term Debt Maturities:

Aggregate future contractual maturities of long-term debt and capital leases (excluding issue discounts, premiums and fair value adjustments) were as follows as of December 31, 2010 (in millions):

2011	$ 200
2012	299
2013	700
2014	2,937
2015	833
Thereafter	1,558
	$6,527

See Note 17—Subsequent Events—for information regarding our financing activities subsequent to December 31, 2010.

(12) Stock-Based Compensation

The Company records non-cash compensation expense for its outperform stock appreciation rights that it refers to as outperform stock options ("OSO"), restricted stock units and shares, 401(k) matching contributions, and other stock-based compensation associated with the Company's discretionary bonus grants. Total non-cash compensation expense related to these equity awards was $67 million in 2010, $59 million in 2009 and $78 million in 2008.

The following table summarizes non-cash compensation expense and capitalized non-cash compensation for each of the three years ended December 31, 2010 (in millions):

	2010	2009	2008
OSO	10	$ 7	$13
Restricted Stock Units and Shares	19	23	36
401(k) Match Expense	11	16	30
Restricted Stock Unit Bonus Grant	28	14	—
	68	60	79
Capitalized Noncash Compensation	(1)	(1)	(1)
	$67	$59	$78

OSOs and restricted stock units and shares are granted under the Level 3 Communications, Inc. Stock Plan, as amended (the "Stock Plan"), which term extends through May 20, 2020. The Stock Plan provides for accelerated vesting of stock awards upon retirement if an employee meets certain age and years of service requirements and certain other requirements. Under the Stock Compensation guidance, if an employee meets the age and years of service requirements under the accelerated vesting provision, the award would be expensed at grant or expensed over the period from the grant date to the date the employee meets the requirements, even if the employee has not actually retired. The Company recognized non-cash compensation expense for employees that met the age and years of service requirements for accelerated vesting at retirement of $8 million in 2010, $5 million in 2009 and $7 million in 2008.

(12) Stock-Based Compensation (Continued)

Outperform Stock Options

The Company's OSO program was designed so that the Company's stockholders would receive a market return on their investment before OSO holders receive any return on their options. The Company believes that the OSO program directly aligns management's and stockholders' interests by basing stock option value on the Company's ability to outperform the market in general, as measured by the Standard & Poor's ("S&P") 500 Index. Participants in the OSO program do not realize any value from awards unless the Company's common stock price outperforms the S&P 500® Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500® Index, the value received for awards under the OSO plan is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500® Index. To the extent that Level 3's common stock outperforms the S&P 500® Index, the value of OSO units to a holder may exceed the value of nonqualified stock options.

The initial strike price, as determined on the day prior to the OSO grant date, is adjusted over time (the "Adjusted Strike Price"), until the exercise date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the date of exercise. The value of the OSO increases for increasing levels of outperformance. OSO units have a multiplier range from zero to four depending upon the performance of Level 3 common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The Pre-multiplier gain is the Level 3 common stock price minus the Adjusted Strike Price on the date of exercise.

Upon exercise of an OSO, the Company shall deliver or pay to the grantee the difference between the fair market value of a share of Level 3 common stock as of the day prior to the exercise date, less the Adjusted Strike Price (the "Exercise Consideration"). The Exercise Consideration may be paid in cash, Level 3 common stock or any combination of cash or Level 3 common stock at the Company's discretion. The number of shares of Level 3 common stock to be delivered by the Company to the grantee is determined by dividing the Exercise Consideration to be paid in Level 3 common stock by the Fair Market Value of a share of Level 3 common stock as of the date prior to the exercise date. Fair market value is defined in the OSO agreement as the closing price per share of Level 3 common stock on the NASDAQ exchange. Exercise of the OSO units does not require any cash outlay by the employee.

Prior to March 31, 2007, OSO awards vested over 2 years and had a 4-year life. Fifty percent of the awards vested at the end of the first year after grant, with the remaining 50% vested over the second year (12.5% per quarter). As part of a comprehensive review of its long-term compensation program completed in the first quarter of 2007, beginning with awards made on or after April 1, 2007, OSO units were awarded monthly to employees in mid-management level and higher positions, have a three year life, vest 100% and fully settle on the third anniversary of the date of the award and are valued as of the first day of each month. Recipients have no discretion on the timing to exercise OSO

(12) Stock-Based Compensation (Continued)

units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years. During the first quarter of 2010, the Company revised the eligibility criteria and grant schedule for its non-cash compensation. Effective April 1, 2010, the Company's OSOs are granted quarterly to certain levels of management and its RSUs are granted annually on July 1 to certain other eligible employees. There were no changes to the vesting schedule, or any other aspects of the non-cash compensation plans.

As of December 31, 2010, there was $9 million of unamortized compensation expense related to granted OSO units. The weighted average period over which this cost will be recognized is 1.90 years.

The fair value of the OSO units granted is calculated by applying a modified Black-Scholes model with the assumptions identified below. The Company utilized a modified Black-Scholes model due to the additional variables required to calculate the effect of the market conditions and success multiplier of the OSO program. The Company believes that given the relative short life of the options and the other variables used in the model, the modified Black-Scholes model provides a reasonable estimate of the fair value of the OSO units at the time of grant.

	Year Ended December 31,		
	2010	2009	2008
S&P 500 Expected Dividend Yield Rate	2.00%	3.00%	2.00%
Expected Life	3 years	3 years	3 years
S&P 500 Expected Volatility Rate	30%	26%	13%
Level 3 Common Stock Expected Volatility Rate	51%	45%	56%
Expected S&P 500 Correlation Factor	.40	.46	.32
Calculated Theoretical Value	132%	119%	147%
Estimated Forfeiture Rate	20%	20%	12%

The fair value of each OSO unit equals the calculated theoretical value multiplied by the Level 3 common stock price on the grant date.

As described above, recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years. The Company estimates the stock price volatility using a combination of historical and implied volatility as Level 3 believes it is consistent with the approach most marketplace participants would consider using all available information to estimate expected volatility. The Company has determined that expected volatility is more reflective of market conditions and provides a more accurate indication of volatility than using solely historical volatility. In reaching this conclusion, the Company has considered many factors including the extent to which its future expectations of volatility over the respective term is likely to differ from historical measures, the absence of actively traded options and the Company's ability to review volatility of its publicly traded convertible debt with similar terms and prices to the securities the Company is valuing.

The fair value for OSO units awarded to participants during the years ended December 31, 2010, 2009 and 2008 was approximately $10 million, $8 million and $18 million, respectively.

(12) Stock-Based Compensation (Continued)

Transactions involving OSO units awarded are summarized in the table below. The Option Price Per Unit identified in the table below represents the initial strike price, as determined on the day prior to the OSO grant date for those grants.

	Units	Initial Strike Price Per Unit	Weighted Average Initial Strike Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
				(in millions)	
Balance January 1, 2008	15,704,557	$2.03 - $6.10	4.27	$2.4	2.04 years
Options granted	4,592,809	0.94 - 3.44	2.70		
Options forfeited	(1,552,070)	1.05 - 6.10	4.65		
Options expired	(2,228,545)	2.03 - 5.70	3.97		
Options exercised	(709,483)	2.03 - 3.39	2.42		
Balance December 31, 2008	15,807,268	$0.94 - $6.10	3.90	—	1.56 years
Options granted	7,167,525	.70 - 1.51	1.15		
Options forfeited	(2,320,959)	.70 - 6.10	3.25		
Options expired	(4,804,432)	2.03 - 5.39	3.23		
Options exercised	—	—	—		
Balance December 31, 2009	15,849,402	$.70 - $6.10	$2.95	$5.2	1.55 years
Options granted	7,666,238	.94 - 1.62	1.30		
Options forfeited	(1,760,421)	.70 - 6.10	1.72		
Options expired	(5,909,322)	3.03 - 6.10	5.13		
Options exercised	—	—	—		
Balance December 31, 2010	15,845,897	$.70 - $3.44	$1.47	$—	1.73 years
Options exercisable ("vested"):					
December 31, 2008	7,962,066	$2.03 - $5.39	$3.95		
December 31, 2009	3,298,799	$4.44 - $5.39	$5.01		
December 31, 2010	—	—	—	$—	N/A

N/A—Not Applicable

	OSO units Outstanding at December 31, 2010			OSO units Exercisable at December 31, 2010	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Initial Strike Price	Number Exercisable	Weighted Average Initial Strike Price
$.70 - $1.05	3,702,184	1.90	$ .92	—	$0.00
$1.07 - $1.59	8,083,965	1.92	$1.27	—	$0.00
$1.62 - $2.23	2,199,253	1.84	$1.73	—	$0.00
$2.70 - $3.44	1,860,495	.43	$3.17	—	$0.00
	15,845,897			—	

(12) Stock-Based Compensation (Continued)

In the table above, the weighted average initial strike price represents the values used to calculate the theoretical value of OSO units on the grant date and the intrinsic value represents the value of OSO units that have outperformed the S&P 500® Index as of December 31, 2010. As noted above, all of the outstanding OSO units granted have an expected life of three years with no intrinsic value based on the Company's performance against the S&P 500 Index as of December 31, 2010.

The total realized value of OSO units exercised was zero, zero and $2 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company issued approximately zero, zero and 466,000 shares of Level 3 common stock upon the exercise of OSO units for the years ended December 31, 2010, 2009 and 2008, respectively. The number of shares of Level 3 stock issued upon exercise of an OSO unit varies based upon the relative performance of Level 3's stock price and the S&P 500® Index between the initial grant date and exercise date of the OSO unit.

As of December 31, 2010, based on the Level 3 common stock price and post-multiplier values, the Company was not obligated to issue any shares for vested and exercisable OSO units as the Company's common stock price did not outperform the S&P 500® Index.

Restricted Stock and Units

Effective April 1, 2010, restricted stock units and shares are annually granted to certain other eligible recipients at no cost. Restrictions on transfer lapse over one to four year periods. The fair value of restricted stock units and shares awarded totaled $21 million, $16 million and $43 million, for the years ended December 31, 2010, 2009 and 2008, respectively. The fair value of these awards was calculated using the value of the Level 3 common stock on the grant date and are being amortized over the periods in which the restrictions lapse. As of December 31, 2010, unamortized compensation cost related to nonvested restricted stock and restricted stock units was $14 million and the weighted average period over which this cost will be recognized is 2.67 years.

The changes in restricted stock and restricted stock units are shown in the following table:

	Number	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2008	22,271,312	$4.20
Stock and units granted	17,627,904	2.43
Lapse of restrictions	(9,701,473)	3.57
Stock and units forfeited	(4,063,944)	4.08
Nonvested at December 31, 2008	26,133,799	3.26
Stock and units granted	13,618,696	1.15
Lapse of restrictions	(11,854,329)	3.11
Stock and units forfeited	(3,969,484)	2.74
Nonvested at December 31, 2009	23,928,682	2.22
Stock and units granted	17,735,296	1.17
Lapse of restrictions	(8,918,701)	2.58
Stock and units forfeited	(2,419,674)	1.77
Nonvested at December 31, 2010	30,325,603	$1.53

(12) Stock-Based Compensation (Continued)

The total fair value of restricted stock and restricted stock units whose restrictions lapsed in the years ended December 31, 2010, 2009 and 2008 was $23 million, $37 million and $35 million, respectively.

Warrants

As of December 31, 2010, there were approximately 1 million warrants outstanding ranging in exercise price from $4.00 to $4.90, expiring in April 2011 and January 2013. All of the warrants are fully vested and compensation expense had been fully recognized in the consolidated statements of operations. The weighted average exercise price of these warrants was $4.58 as of December 31, 2010.

In connection with the acquisition of Broadwing, approximately 4 million previously issued Broadwing warrants were converted into warrants to purchase approximately 5 million shares of Level 3 common stock at a weighted average exercise price of $5.76 per share of Level 3 common stock. In 2007, approximately 3 million of the Broadwing warrants were exercised to purchase approximately 4 million shares of Level 3 common stock and resulted in proceeds to the Company totaling approximately $23 million. The remaining 1 million of the Broadwing warrants expired in the fourth quarter of 2010.

401(k) Plan

The Company and its subsidiaries offer their qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code ("401(k) Plan"). Each employee is eligible to contribute, on a tax deferred basis, a portion of annual earnings generally not to exceed $16,500 in 2010. Effective March 6, 2009, the Company matches 100% of employee contributions up to 3% of eligible earnings or applicable regulatory limits. Prior to March 6, 2009, the Company matched 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits.

The Company's matching contributions are made with Level 3 common stock based on the closing stock price on each pay date. The Company's matching contributions are made through units in the Level 3 Stock Fund, which represent shares of Level 3 common stock. The Level 3 Stock Fund is the mechanism that is used for Level 3 to make employer matching and other contributions to employees through the Level 3 401(k) plan. Employees are not able to purchase units in the Level 3 Stock Fund. Employees are able to diversify the Company's matching contribution as soon as it is made, even if they are not fully vested. The Company's matching contributions will vest ratably over the first three years of service or over such shorter period until the employee has completed three years of service at such time the employee is then 100% vested in all Company matching contributions, including future contributions. The Company made 401(k) Plan matching contributions of $11 million, $16 million and $30 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company's matching contributions are recorded as non-cash compensation and included in selling, general and administrative expenses.

Restricted Stock Unit Bonus Grant

In 2009 the Company paid a portion of its discretionary bonus in the form of restricted stock units. Restricted stock units of approximately 26 million shares will be awarded in the first quarter of 2011

(12) Stock-Based Compensation (Continued)

for 2010 bonus payouts and will vest upon award. Restricted stock units of approximately 10 million shares were awarded in the first quarter of 2010 and vested upon award.

(13) Income Taxes

An analysis of the income tax benefit (provision) attributable to loss before income taxes for each of the years in the three year period ended December 31, 2010 follows:

	2010	2009	2008
	(dollars in millions)		
Current:			
United States federal	$—	$—	$ 1
State	(1)	—	(7)
Foreign	—	—	—
	(1)	—	(6)
Deferred, net of changes in valuation allowances:			
United States federal	—	—	—
State	—	(1)	—
Foreign	92	—	—
Income tax benefit (provision)	$91	$(1)	$(6)

The United States and foreign components of loss before income taxes are as follows:

	2010	2009	2008
	(dollars in millions)		
United States	$(543)	$(513)	$(216)
Foreign	(170)	(104)	(96)
	$(713)	$(617)	$(312)

A reconciliation of the actual income tax benefit (provision) and the tax computed by applying the U.S. federal rate (35%) to the loss before income taxes for each of the years in the three-year period ended December 31, 2010 follows:

	2010	2009	2008
	(dollars in millions)		
Computed tax benefit at statutory rate	$ 250	$ 216	$ 109
Effect of earnings in jurisdictions outside of US	(13)	—	—
Foreign branch tax benefit	21	—	—
State income tax benefit	24	20	9
Change in valuation allowance	(175)	(253)	(102)
Disallowance of losses on extinguishments of debt	—	—	(15)
Other, net	(16)	16	(7)
Income tax benefit (provision)	$ 91	$ (1)	$ (6)

(13) Income Taxes (Continued)

The components of the net deferred tax assets (liabilities) as of December 31, 2010 and 2009 were as follows:

	2010	2009
	(dollars in millions)	
Deferred Tax Assets:		
Accrued payroll and related benefits	$ 77	$ 64
State tax credit carry forwards	22	22
Deferred revenue	285	268
Unutilized tax net operating loss carry forwards	2,691	2,017
Fixed assets and intangible assets	38	—
Cash flow hedge	41	35
Other	59	69
Total Deferred Tax Assets	3,213	2,475
Deferred Tax Liabilities:		
Fixed assets and intangible assets	(79)	(27)
Convertible debt	(27)	(32)
Other	(2)	—
Foreign branch income	(40)	—
Total Deferred Tax Liabilities	(148)	(59)
Net Deferred Tax Assets before valuation allowance	3,065	2,416
Valuation Allowance	(2,978)	(2,394)
Net Deferred Tax Asset after Valuation Allowance	$ 87	$ 22
Balance sheet classification of deferred taxes:		
Net current deferred income tax asset	$ —	$ —
Net non-current deferred income tax asset	87	22
Net Deferred Tax Asset after Valuation Allowance	$ 87	$ 22

The Company has changed its presentation of certain deferred tax assets presented in the table above as of December 31, 2009 to be comparable with the presentation as of December 31, 2010. These changes are primarily reclassifications of the 2009 amounts to conform with the current year presentation, but also include certain immaterial corrections to components of prior year's income tax provisions. These changes to the Company's net deferred tax assets as of December 31, 2009 had no effect on the Company's results of operations or financial condition since a full valuation allowance was recognized against all deferred tax items affected by these changes. For the year ended December 31, 2010, the Company also recorded certain immaterial corrections of errors in prior year presentation that resulted in adjustments to net deferred tax assets, deferred tax benefit, and currency translation adjustments.

Level 3 also recognized approximately $65 million of additional foreign jurisdiction net deferred tax assets (consisting principally of those related to net operating loss carryforwards and fixed assets), approximately $27 million of related currency translation adjustments, and a corresponding net deferred tax benefit of approximately $92 million principally resulting from the release of valuation allowances for certain of its foreign subsidiaries that had become profitable current and in prior periods. See

(13) Income Taxes (Continued)

Note 1—Organization and Summary of Significant Accounting Policies, Correction of an Immaterial Error. As of December 31, 2010, the Company had net operating loss carry forwards of approximately $5.9 billion for U.S. federal income tax purposes. Under the rules prescribed by U.S. Internal Revenue Code ("IRC") Section 382 and applicable regulations, if certain transactions occur with respect to an entity's capital stock that result in a cumulative ownership shift of more than 50 percentage points by 5-percent stockholders over a testing period, annual limitations are imposed with respect to the entity's ability to utilize its net operating loss carry forwards and certain current deductions against any taxable income the entity achieves in future periods.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance has been recorded against U.S. and foreign jurisdiction deferred tax assets that the Company has concluded under relevant accounting standards that it is not more likely than not that the deferred tax assets are realizable.

The valuation allowance for deferred tax assets was approximately $3.0 billion as of December 31, 2010 and $2.4 billion as of December 31, 2009. The net change in the valuation allowance for the year ended December 31, 2010 was approximately $584 million. The increase in the valuation allowance from December 31, 2009 to December 31, 2010 is due to recognition of foreign jurisdiction net deferred tax assets and an increase to the U.S. federal and state tax NOL resulting from continued operational tax losses.

The U.S. federal tax loss carry forwards expire in future years through 2030 and are subject to examination by the tax authorities until three years after the carry forwards are utilized. The U.S. federal tax loss carry forwards expire as follows (dollars in millions):

Expiring December 31	Amount
2024	$ 532
2025	1,186
2026	1,029
2027	1,501
2028	356
2029	617
2030	659
	$5,880

The Company has approximately $55 million of foreign jurisdiction tax loss carry forwards for controlled foreign corporations at December 31, 2010. In addition, the Company has $2.8 billion of foreign jurisdiction tax loss carry forwards associated with foreign corporations that have elected to be disregarded for US tax purposes. The majority of these foreign jurisdiction tax loss carry forwards have no expiration period. Finally, the Company has approximately $5.5 billion of gross state tax loss carry forwards with various expiration periods through 2030.

The majority of the Company's foreign assets and operations are owned by entities that have elected to be treated for U.S. tax purposes as unincorporated branches of a U.S. holding company and, as a result, the taxable income or loss and other tax attributes of such entities are included in the

(13) Income Taxes (Continued)

Company's U.S. federal consolidated income tax return. However, the Company has some foreign subsidiaries that have not so elected and therefore are treated for U.S. tax purposes as controlled foreign corporations. With respect to such controlled foreign corporations, as of December 31, 2010, the Company has no plans to repatriate undistributed earnings of such controlled foreign corporations as any earnings are deemed necessary to fund ongoing European operations and planned expansion. Undistributed earnings of such controlled foreign corporations that are permanently invested and for which no deferred taxes have been provided are immaterial as of December 31, 2010 and 2009.

The Company's liability for uncertain tax positions totaled $18 million at December 31, 2010, and $16 million at December 31, 2009. These amounts also include the related accrued interest and penalties associated with the uncertain tax positions if applicable. The Company does not expect that the liability for uncertain tax positions will change significantly during the twelve months ended December 31, 2011; however, actual changes in the liability for uncertain tax positions could be different than currently expected. A rollforward of the liability for uncertain tax positions follows:

(dollars in millions)	Amount
Balance as of January 1, 2008	$18
Gross increases—tax positions prior to 2008	3
Gross increases—during 2008	1
Gross decreases—tax positions prior to 2008	(6)
Balance as of December 31, 2008	16
Gross increases—tax positions prior to 2009	2
Gross decreases—settlements with taxing authorities	(2)
Balance as of December 31, 2009	16
Gross increases—tax position prior to 2010	2
Balance as of December 31, 2010	$18

The Company, or at least one of its subsidiaries, files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The Internal Revenue Service and state and local taxing authorities reserve the right to audit any period where net operating loss carry forwards are available. During the third quarter of 2008, the Company and the Internal Revenue Service settled an income tax audit for years 1999 through 2001 in addition to 1996 interest issues resulting in a refund of $1 million to the Company. In addition, the Internal Revenue Service completed an examination of certain adjustments to the Company's U.S. income tax returns for 2002 resulting from final resolution of the 1999 through 2001 audit with no changes in tax expense. In 2010 the Company completed an audit by the taxing authority in Germany for tax years 2003 through 2007 with no material changes to the Company's results of operations or financial condition. Additionally, in 2010 the Internal Revenue Service initiated an audit of one of the Company's coal mining joint ventures, in which it has a 50% interest.

The Company recognized accrued interest and penalties related to uncertain tax positions in income tax expense in its consolidated statements of operations of approximately $2 million, $1 million and $2 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company's

(13) Income Taxes (Continued)

liability for uncertain tax positions includes approximately $12 million and $11 million of accrued interest and penalties at December 31, 2010 and 2009, respectively.

(14) Segment Information

Accounting guidance for the disclosures about segments of an enterprise defines operating segments as components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. The Company's operating segments are managed separately and represent separate strategic business units that offer different products or services and serve different markets. The Company's reportable segments include communications and coal mining (see Note 1—Organization and Summary of Significant Accounting Policies). Other business interests, which are not reportable segments, include corporate assets and overhead costs that are not attributable to a specific segment.

The Company evaluates performance based upon Adjusted EBITDA, as defined by the Company, as net income (loss) from the consolidated statements of operations before (1) income tax benefit (expense), (2) total other income (expense), (3) non-cash impairment charges included within restructuring and impairment charges, (4) depreciation and amortization and (5) non-cash stock compensation expense included within selling, general and administrative expenses on the consolidated statements of operations.

The data presented in the following tables includes information for the years ended December 31, 2010, 2009 and 2008 for all statement of operations and cash flow information presented, and as of December 31, 2010 and 2009 for all balance sheet information presented. Information related to the acquired businesses is included from their respective acquisition dates. Revenue and the related expenses are attributed to countries based on where services are provided.

(14) Segment Information (Continued)

Segment information for the Company's communications and coal mining businesses is summarized as follows (in millions):

	Year Ended December 31,		
	2010	2009	2008
Revenue from external customers:			
Communications	$3,591	$3,695	$4,226
Coal Mining	60	67	75
	3,651	$3,762	$4,301
Adjusted EBITDA:			
Communications	$ 849	$ 910	$1,039
Coal Mining	$ 4	$ —	$ 5
Capital expenditures:			
Communications	$ 435	$ 308	$ 446
Coal Mining	1	5	3
	$ 436	$ 313	$ 449
Depreciation and amortization:			
Communications	$ 870	$ 906	$ 929
Coal Mining	6	9	2
	$ 876	$ 915	$ 931
Total assets:			
Communications	$8,226	$8,932	
Coal Mining	125	120	
Other	4	10	
	$8,355	$9,062	

(14) Segment Information (Continued)

The following is a summary of geographical information (in millions):

	Year Ended December 31,		
	2010	2009	2008
Revenue from external customers:			
North America	$3,335	$3,436	$3,975
Europe:			
United Kingdom	131	134	143
Germany	62	73	67
Other European Countries	123	119	116
Total Europe	316	326	326
	$3,651	$3,762	$4,301
Long-lived assets:			
North America	$5,239	$5,648	
Europe:			
United Kingdom	114	121	
Germany	318	369	
Other European Countries	285	236	
Total Europe	717	726	
	$5,956	$6,374	

The majority of North American revenue consists of services delivered within the United States. The majority of European revenue consists of services delivered within the United Kingdom and Germany. Revenue from transoceanic services is allocated to Europe.

The Company includes all non-current assets, except for goodwill, in its long-lived assets.

Communications revenue consists of:

1) Core Network Services includes revenue from transport, infrastructure, data and local and enterprise voice communication services.

2) Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services.

3) Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue from the SBC Master Services Agreement, which was obtained in the December 2005 acquisition of WilTel.

(14) Segment Information (Continued)

	Core Network Services	Wholesale Voice Services	Other Communications Services	Total
		(in millions)		
Communications Revenue				
2010				
North America	$2,536	$625	$114	$3,275
Europe	291	25	—	316
	$2,827	$650	$114	$3,591
2009				
North America	$2,548	$629	$192	$3,369
Europe	292	34	—	326
	$2,840	$663	$192	$3,695
2008				
North America	$2,847	$687	$366	$3,900
Europe	289	37	—	326
	$3,136	$724	$366	$4,226

The following information provides a reconciliation of Net Income (Loss) to Adjusted EBITDA by reportable segment, as defined by the Company, for the years ended December 31, 2010, 2009 and 2008 (in millions):

2010

	Communications	Coal Mining
Net Loss	$(617)	$(1)
Income Tax Benefit	(91)	—
Total Other (Income) Expense	620	(1)
Depreciation and Amortization Expense	870	6
Non-Cash Compensation Expense	67	—
Adjusted EBITDA	$ 849	$ 4

Total Net Loss for Reportable Segments	$(618)
Unallocated Corporate Expense	(4)
Consolidated Net Loss	$(622)

(14) Segment Information (Continued)

2009

	Communications	Coal Mining
Net Income (Loss)	$(605)	$ 6
Income Tax Provision (Benefit)	—	—
Total Other (Income) Expense	550	(15)
Depreciation and Amortization Expense	906	9
Non-Cash Compensation Expense	59	—
Adjusted EBITDA	$ 910	$ —

Total Net Loss for Reportable Segments	$(599)
Unallocated Corporate Expense	(19)
Consolidated Net Loss	$(618)

2008

	Communications	Coal Mining
Net Income (Loss)	$ (322)	$ 3
Income Tax Provision	4	—
Total Other (Income) Expense	350	—
Depreciation and Amortization Expense	929	2
Non-Cash Compensation Expense	78	—
Adjusted EBITDA	$1,039	$ 5

Total Net Loss for Reportable Segments	$(319)
Unallocated Corporate Expense	1
Consolidated Net Loss	$(318)

(15) Commitments, Contingencies and Other Items

Level 3 Communications, Inc. and certain of its subsidiaries (the "companies") are parties to a number of purported class action lawsuits involving the companies' right to install fiber optic cable network in railroad right-of-ways adjacent to plaintiffs' land. The only lawsuit in which a class has been certified against the companies occurred in *Koyle, et. al. v. Level 3 Communications, Inc., et. al.*, a purported two state class action filed in the United States District Court for the District of Idaho. In November of 2005, the court granted class certification only for the state of Idaho. The companies have defeated motions for class certification in a number of these actions but expect that plaintiffs in the pending lawsuits will continue to seek certification of statewide or multi-state classes. In general, the companies obtained the rights to construct their networks from railroads, utilities, and others, and have installed their networks along the rights-of-way so granted. Plaintiffs in the purported class actions assert that they are the owners of lands over which the companies' fiber optic cable networks pass, and that the railroads, utilities, and others who granted the companies the right to construct and maintain

(15) Commitments, Contingencies and Other Items (Continued)

their networks did not have the legal authority to do so. The complaints seek damages on theories of trespass, unjust enrichment and slander of title and property, as well as punitive damages. The companies have also received, and may in the future receive, claims and demands related to rights-of-way issues similar to the issues in these cases that may be based on similar or different legal theories.

The companies negotiated a series of class settlements affecting all persons who own or owned land next to or near railroad rights of way in which the companies have installed their fiber optic cable network. The United States District Court for the District of Massachusetts in *Kingsborough v. Sprint Communications Co. L.P.* granted preliminary approval of the proposed settlement; however, on September 10, 2009, the court denied a motion for final approval of the settlement on the basis that the court lacked subject matter jurisdiction and dismissed the case.

In November 2010, the companies negotiated revised settlement terms for a series of state class settlements affecting all persons who own or owned land next to or near railroad rights of way in which the companies have installed their fiber optic cable network. The companies are currently negotiating certain procedural issues with legal counsel representing the interests of the current and former landowners with respect to presentment of the settlement in applicable jurisdictions. The settlement affecting current and former landowners in the state of Idaho was presented to the United States District Court for the District of Idaho and preliminary approval of the settlement was granted on January 28, 2011.

It is still too early for the Company to reach a conclusion as to the ultimate outcome of these actions. However, management believes that the companies have substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future), and intends to defend them vigorously if a satisfactory settlement is not ultimately approved for all affected landowners. Additionally, management believes that any resulting liabilities for these actions, beyond amounts reserved, will not materially affect the Company's financial condition or future results of operations, but could affect future cash flows.

In February 2009, Level 3 Communications, Inc., certain of its current officers and a former officer were named as defendants in purported class action lawsuits filed in the United States District Court for the District of Colorado, which have been consolidated as In *re Level 3 Communications, Inc. Securities Litigation* (Civil Case No. 09-cv-00200-PAB-CBS). The plaintiffs in each complaint allege, in general, that throughout the purported class period specified in the complaint that the defendants failed to disclose material adverse facts about the Company's integration activities, business and operations. The complaints seek damages based on purported violations of Section 10(b) of the Securities Exchange Act of 1934, Securities and Exchange Commission Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act of 1934. On May 4, 2009, the Court appointed a lead plaintiff in the case, and on September 29, 2009, the lead plaintiff filed a Consolidated Class Action Complaint (the "Complaint"). A motion to dismiss the Complaint was filed by the Company and the other named defendants. While the motion to dismiss the Complaint was pending, the court granted the lead plaintiff's motion to further amend the Complaint (the "Amended Compliant"). Thereafter, the Company and the other defendants named in the Amended Complaint filed a motion to dismiss the Amended Complaint with prejudice. The court granted this motion to dismiss with prejudice, and the plaintiff has filed a notice of appeal of that decision to the Tenth Circuit Court of Appeals.

(15) Commitments, Contingencies and Other Items (Continued)

It remains too early for the Company to reach a conclusion as to the ultimate outcome of these actions. However, management believes that the Company has substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future) and intends to defend these actions vigorously.

During March 2009, Level 3 Communications, Inc., as a nominal defendant, certain of its directors and its current officers, and a former officer, were named as defendants in purported stockholder derivative actions in the District Court, Broomfield County, Colorado, which have been consolidated as In *re Level 3 Communications, Inc. Derivative Litigation (Lead Case No. 2009CV59)*. On December 11, 2009, Level 3 Communications, Inc., as a nominal defendant, certain of its directors and current officers, and a former officer, were named as defendants in purported stockholder derivative action in the United States District Court for the District of Colorado in *Iron Workers District Council Of Tennessee Valley & Vicinity Pension Plan v. Level 3 Communications, Inc., et. al.* (*Civil Case No. 09cv02914)*. The Plaintiffs allege that during the period specified in the complaints the named defendants failed to disclose material adverse facts about the Company's integration activities, business and operations. The complaints seek damages on behalf of the Company based on purported breaches of fiduciary duties for disseminating false and misleading statements and failing to maintain internal controls; unjust enrichment; abuse of control; gross mismanagement; waste of corporate assets; and, with respect to certain defendants, breach of fiduciary duties in connection with the resignation of Kevin O'Hara. The parties have agreed to a temporary stay of all activities in these actions pending the outcome of the motion to dismiss or other relevant time periods in the securities litigation described above.

It remains too early for the Company to reach a conclusion as to the ultimate outcome of these derivative actions. However, management believes that the complaints have numerous deficiencies including that each plaintiff failed to make a demand on the Company's Board of Directors before filing the suit.

In March 2009, late April 2009 and early May 2009, Level 3 Communications, Inc., the Level 3 Communications, Inc. 401(k) Plan Committee and certain current and former officers and directors of Level 3 Communications, Inc. were named as defendants in purported class action lawsuits filed in the U.S. District Court for the District of Colorado. These cases have been consolidated as *Walter v. Level 3 Communications, Inc., et. al.,* (*Civil Case No. 09cv00658)*. The complaint alleges breaches of fiduciary and other duties under the Employee Retirement Income Security Act ("ERISA") with respect to investments in the Company's common stock held in individual participant accounts in the Level 3 Communications, Inc. 401(k) Plan. The complaint claims that those investments were imprudent for reasons that are similar to those alleged in the securities and derivative actions described above.

It remains too early for the Company to reach a conclusion as to the ultimate outcome of these ERISA actions. However, management believes that the Company has substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future) and intends to defend these actions vigorously.

The Company and its subsidiaries are parties to many other legal proceedings. Management believes that any resulting liabilities for these legal proceedings, beyond amounts reserved, will not materially affect the Company's financial condition or future results of operations, but could affect future cash flows.

(15) Commitments, Contingencies and Other Items (Continued)

Letters of Credit

It is customary in Level 3's industry to use various financial instruments in the normal course of business. These instruments include letters of credit. Letters of credit are conditional commitments issued on behalf of Level 3 in accordance with specified terms and conditions. As of December 31, 2010 and 2009, Level 3 had outstanding letters of credit of approximately $22 million and $25 million, respectively, which are collateralized by cash, which is reflected on the consolidated balance sheet as restricted cash. The Company does not believe it is practicable to estimate the fair value of the letters of credit and does not believe exposure to loss is likely nor material.

Operating Leases

The Company is leasing rights-of-way, facilities and other assets under various operating leases which, in addition to rental payments, may require payments for insurance, maintenance, property taxes and other executory costs related to the lease. Certain leases provide for adjustments in lease cost based upon adjustments in various price indexes and increases in the landlord's management costs.

The right-of-way agreements have various expiration dates through 2088. Payments under these right-of-way agreements were $127 million in 2010, $118 million in 2009 and $112 million in 2008.

The Company has obligations under non-cancelable operating leases for certain colocation and office facilities, including lease obligations for which facility related restructuring charges have been recorded. The lease agreements have various expiration dates through 2099. Rent expense, including common area maintenance, under non-cancelable lease agreements was $203 million in 2010, $198 million in 2009 and $193 million in 2008.

For those leases involving communications colocation and right-of-way agreements, the Company anticipates that it will renew these leases under option provisions contained in the lease agreements given the significant cost to relocate the Company's network and other facilities.

Future minimum payments for the next five years under network and related right-of-way agreements and non-cancelable operating leases for facilities consist of the following as of December 31, 2010 (in millions):

	Right-of-Way Agreements	Facilities	Total
2011	$119	$161	$ 280
2012	76	139	215
2013	74	127	201
2014	70	113	183
2015	65	94	159
Thereafter	588	332	920
Total	$992	$966	$1,958

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by various price indexes. The Company has not included estimates for these increases in future periods in the amounts included above.

(15) Commitments, Contingencies and Other Items (Continued)

Certain non-cancelable right of way agreements provide for automatic renewal on a periodic basis. Payments due under these agreements with automatic renewal options have been included in the table above for a period of 15 years from January 1, 2011, which approximates the estimated economic remaining useful life of the Company's conduit. In addition, certain other right of way agreements are cancellable or can be terminated under certain conditions by the Company. The Company includes the payments under such cancelable right of way agreements in the table above for a period of 1 year from January 1, 2011, if the Company does not consider it likely that it will cancel the right of way agreement within the next year.

(16) Condensed Consolidating Financial Information

Level 3 Financing, Inc. ("Level 3 Financing"), a wholly owned subsidiary of the Company, has issued the 10.75% Senior Notes (fully redeemed in January 2010), Floating Rate Senior Notes due 2011 (fully redeemed in November 2009), 12.25% Senior Notes due 2013 (fully redeemed in March 2010), 9.25% Senior Notes due 2014, 8.75% Senior Notes due 2017, 10% Senior Notes due 2018, and the Floating Rate Senior Notes due 2015, (collectively, the "Senior Notes") that are unsecured obligations of Level 3 Financing; however, they are also jointly and severally and fully and unconditionally guaranteed on an unsecured senior basis by Level 3 Communications, Inc. and Level 3 Communications, LLC.

In conjunction with the registration of the Senior Notes, the accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial statements of guarantors and affiliates whose securities collateralize an issue registered or being registered." Level 3 Financing's 12.25% Senior Notes due 2013, Floating Rate Senior Notes due 2011 and 9.25% Senior Notes due 2014 are also jointly and severally and fully and unconditionally guaranteed by Broadwing Financial Services, Inc., a wholly owned subsidiary of Level 3 Communications, Inc. As a result of this guarantee, the Company has included Broadwing Financial Services, Inc. in the condensed consolidating financial information below for the periods from January 1, 2008 through December 31, 2009 when the Company merged Broadwing Financial Services, Inc. with and into Level 3 Communications LLC. In the Condensed Consolidating Balance Sheets for the year ended December 31, 2009 and 2010, Broadwing Financial Services, Inc. is included in Level 3 Communications, LLC. Further, the Condensed Consolidating Balance Sheet for the year ended December 31, 2009 includes the 10.75% Senior Notes and 12.25% Senior Notes due 2013 which were fully redeemed in 2010.

The operating activities of the separate legal entities included in the Company's consolidated financial statements are interdependent. The accompanying condensed consolidating financial information presents the results of operations, financial position and cash flows of each legal entity and, on an aggregate basis, the other non-guarantor subsidiaries based on amounts incurred by such entities, and is not intended to present the operating results of those legal entities on a stand-alone basis. Level 3 Communications, LLC leases equipment and certain facilities from other wholly owned subsidiaries of Level 3 Communications, Inc. These transactions are eliminated in the consolidated results of the Company.

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2010

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 2,046	$1,834	$ (229)	$3,651
Costs and Expenses:						
Cost of Revenue	—	—	800	907	(217)	1,490
Depreciation and Amortization	—	—	429	447	—	876
Selling, General and Administrative	2	—	1,185	198	(12)	1,373
Restructuring Charges	—	—	1	1	—	2
Total Costs and Expenses	2	—	2,415	1,553	(229)	3,741
Operating (Loss) Income	(2)	—	(369)	281	—	(90)
Other Income (Expense):						
Interest income	—	—	1	—	—	1
Interest expense	(199)	(377)	(2)	(8)	—	(586)
Interest income (expense) affiliates, net	795	1,298	(1,891)	(202)	—	—
Equity in net earnings (losses) of subsidiaries	(1,221)	(2,087)	218	—	3,090	—
Other, net	5	(55)	1	11	—	(38)
Other Income (Expense)	(620)	(1,221)	(1,673)	(199)	3,090	(623)
(Loss) Income Before Income Taxes	(622)	(1,221)	(2,042)	82	3,090	(713)
Income Tax (Expense) Benefit	—	—	(1)	92	—	91
Net (Loss) Income	$ (622)	$(1,221)	$(2,043)	$ 174	$3,090	$ (622)

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2009

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)				
Revenue	$ —	$ —	$ 1,642	$—	$2,350	$ (230)	$3,762
Costs and Expenses:							
Cost of Revenue	—	—	737	—	1,047	(219)	1,565
Depreciation and Amortization	—	—	412	—	503	—	915
Selling, General and Administrative	2	—	1,108		239	(11)	1,338
Restructuring Charges	—	—	9	—	—	—	9
Total Costs and Expenses	2	—	2,266	—	1,789	(230)	3,827
Operating Income (Loss)	(2)	—	(624)	—	561	—	(65)
Other Income (Expense):							
Interest income	—	—	1	—	1	—	2
Interest expense	(211)	(374)	(2)	(1)	(7)	—	(595)
Interest income (expense) affiliates, net	795	1,180	(2,057)	—	82	—	—
Equity in net earnings (losses) of subsidiaries	(1,242)	(2,048)	387	—	—	2,903	—
Other income (expense), net	42	—	4	—	(5)	—	41
Other Income (Expense)	(616)	(1,242)	(1,667)	(1)	71	2,903	(552)
Income (Loss) Before Income Taxes	(618)	(1,242)	(2,291)	(1)	632	2,903	(617)
Income Tax Benefit (Expense)	—	—	2	—	(3)	—	(1)
Net Income (Loss)	$ (618)	$(1,242)	$(2,289)	$(1)	$ 629	$2,903	$ (618)

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2008

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in millions)						
Revenue	$ —	$ —	$ 1,720	$—	$2,795	$ (214)	$4,301
Costs and Expenses:							
Cost of Revenue	—	—	684	—	1,328	(203)	1,809
Depreciation and Amortization	—	—	362	—	569	—	931
Selling, General and Administrative	1	—	1,243		272	(11)	1,505
Restructuring and Impairment Charges	—	—	25	—	—	—	25
Total Costs and Expenses	1	—	2,314	—	2,169	(214)	4,270
Operating Income (Loss)	(1)	—	(594)	—	626	—	31
Other Income (Expense):							
Interest income	—	1	10	—	4	—	15
Interest expense	(191)	(369)	—	(2)	(8)	—	(570)
Interest income (expense) affiliates, net	787	1,103	(1,951)	—	61	—	—
Equity in net earnings (losses) of subsidiaries	(998)	(1,733)	527	—	—	2,204	—
Other income (expense), net	85	—	7	—	120	—	212
Total Other Income (Expense)	(317)	(998)	(1,407)	(2)	177	2,204	(343)
Income (Loss) Before Income Taxes	(318)	(998)	(2,001)	(2)	803	2,204	(312)
Income Tax Benefit (Expense)	—	—	(5)	—	(1)	—	(6)
Net Income (Loss)	$(318)	$ (998)	$(2,006)	$(2)	$ 802	$2,204	$ (318)

(16) Condensed Consolidating Financial Information (Continued)

**Condensed Consolidating Balance Sheets
December 31, 2010**

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in millions)					
Assets						
Current Assets:						
Cash and cash equivalents	$ 173	$ 7	$ 350	$ 86	$ —	$ 616
Restricted cash and securities	—	—	1	1	—	2
Receivable, net	—	—	46	218	—	264
Due from (to) affiliates	11,927	11,424	(26,093)	2,742	—	—
Other	4	10	41	35	—	90
Total Current Assets	12,104	11,441	(25,655)	3,082	—	972
Property, Plant and Equipment, net	—	—	2,937	2,365	—	5,302
Restricted Cash and Securities	18	—	21	81	—	120
Goodwill and Other Intangibles, net	—	—	543	1,255	—	1,798
Investment in Subsidiaries	(10,437)	(17,176)	3,575	—	24,038	—
Other Assets, net	9	65	6	83	—	163
Total Assets	$ 1,694	$ (5,670)	$(18,573)	$6,866	$24,038	$8,355
Liabilities and Stockholders' Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ 1	$ —	$ 57	$ 271	$ —	$ 329
Current portion of long-term debt	176	—	2	2	—	180
Accrued payroll and employee benefits	—	—	78	6	—	84
Accrued interest	47	99	—	—	—	146
Current portion of deferred revenue	—	—	115	36	—	151
Other	—	1	65	—	—	66
Total Current Liabilities	224	100	317	315	—	956
Long-Term Debt, less current portion	1,612	4,564	24	68	—	6,268
Deferred Revenue, less current portion	—	—	673	63	—	736
Other Liabilities	15	107	154	276	—	552
Commitments and Contingencies						
Stockholders' Equity (Deficit)	(157)	(10,441)	(19,741)	6,144	24,038	(157)
Total Liabilities and Stockholders' Equity (Deficit)	$ 1,694	$ (5,670)	$(18,573)	$6,866	$24,038	$8,355

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheets
December 31, 2009

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Assets						
Current Assets:						
Cash and cash equivalents	$ 236	$ 8	$ 431	$ 161	$ —	$ 836
Restricted cash and securities	—	—	1	2	—	3
Receivable, net	—	—	77	246	—	323
Due from (to) affiliates	11,404	10,397	(24,068)	2,267	—	—
Other	3	16	43	35	—	97
Total Current Assets	11,643	10,421	(23,516)	2,711	—	1,259
Property, Plant and Equipment, net	—	—	3,119	2,568	—	5,687
Restricted Cash and Securities	18	—	23	81	—	122
Goodwill and Other Intangibles, net	—	—	566	1,330	—	1,896
Investment in Subsidiaries	(9,222)	(15,037)	3,288	—	20,971	—
Other Assets, net	7	63	15	13	—	98
Total Assets	$ 2,446	$ (4,553)	$(16,505)	$6,703	$20,971	$9,062
Liabilities and Stockholders' Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ 1	$ —	$ 136	$ 227	$ —	$ 364
Current portion of long-term debt	151	551	2	1	—	705
Accrued payroll and employee benefits	—	—	46	5	—	51
Accrued interest	47	92	—	1	—	140
Current portion of deferred revenue	—	—	116	46	—	162
Other	—	1	61	35	—	97
Total Current Liabilities	199	644	361	315	—	1,519
Long-Term Debt, less current portion	1,722	3,936	26	71	—	5,755
Deferred Revenue, less current portion	—	—	662	78	—	740
Other Liabilities	34	93	156	274	—	557
Stockholders' Equity (Deficit)	491	(9,226)	(17,710)	5,965	20,971	491
Total Liabilities and Stockholders' Equity (Deficit)	$ 2,446	$ (4,553)	$(16,505)	$6,703	$20,971	$9,062

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2010

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash (Used in) Provided by Operating Activities	$(156)	$(362)	$ 76	$ 781	$—	$ 339
Cash Flows from Investing Activities:						
Capital expenditures	—	—	(161)	(275)	—	(436)
Decrease in restricted cash and securities, net	—	—	3	—	—	3
Proceeds from sale of property, plant and equipment and other assets	—	—	2	2	—	4
Net Cash Used in Investing Activities	—	—	(156)	(273)	—	(429)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	195	613	—	—	—	808
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(328)	(599)	(1)	(2)	—	(930)
Increase (decrease) due from affiliates, net	226	347	—	(573)	—	—
Net Cash (Used in) Provided by Financing Activities	93	361	(1)	(575)	—	(122)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	—	(8)	—	(8)
Net Change in Cash and Cash Equivalents	(63)	(1)	(81)	(75)	—	(220)
Cash and Cash Equivalents at Beginning of Period	236	8	431	161	—	836
Cash and Cash Equivalents at End of Period	$ 173	$ 7	$ 350	$ 86	$—	$ 616

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2009

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)				
Net Cash Provided by (Used in) Operating Activities	$(142)	$(369)	$(154)	$—	$1,022	$—	$ 357
Cash Flows from Investing Activities:							
Capital expenditures	—	—	(121)	—	(192)	—	(313)
(Increase) decrease in restricted cash and securities, net	—	—	2	—	3	—	5
Proceeds from sale of property, plant and equipment	—	—	—	—	1	—	1
Net Cash Used in Investing Activities	—	—	(119)	—	(188)	—	(307)
Cash Flows from Financing Activities:							
Long-term debt borrowings, net of issuance costs	269	274	—	—	—	—	543
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(518)	(6)	(1)	—	(2)	—	(527)
Increase (decrease) due from affiliates, net	560	99	150	—	(809)	—	—
Net Cash Provided by (Used in) Financing Activities	311	367	149	—	(811)	—	16
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	—	—	2	—	2
Net Change in Cash and Cash Equivalents	169	(2)	(124)	—	25	—	68
Cash and Cash Equivalents at Beginning of Year	67	10	555	—	136	—	768
Cash and Cash Equivalents at End of Year	$ 236	$ 8	$ 431	$—	$ 161	$—	$ 836

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2008

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in millions)						
Net Cash Provided by (Used in) Operating Activities	$(149)	$(377)	$(159)	$(1)	$1,099	$—	$ 413
Cash Flows from Investing Activities:							
Capital expenditures	—	—	(160)	—	(289)	—	(449)
Proceeds from sale of business groups, net	—	—	—	—	124	—	124
(Increase) decrease in restricted cash and securities, net	—	—	3	—	(8)	—	(5)
Proceeds from sale of property, plant and equipment	—	—	1	—	2	—	3
Other	—	—	2	—	4	—	6
Net Cash Used in Investing Activities	—	—	(154)	—	(167)	—	(321)
Cash Flows from Financing Activities:							
Long-term debt borrowings, net of issuance costs	400	—	—	—	—	—	400
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(431)	—	—	(1)	(4)	—	(436)
Increase (decrease) due from affiliates, net	245	360	282	2	(889)	—	—
Other	2	—	—	—	—	—	2
Net Cash Provided by (Used in) Financing Activities	216	360	282	1	(893)	—	(34)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	(2)	—	(2)	—	(4)
Net Change in Cash and Cash Equivalents	67	(17)	(33)	—	37	—	54
Cash and Cash Equivalents at Beginning of Year	—	27	588	—	99	—	714
Cash and Cash Equivalents at End of Year	$ 67	$ 10	$ 555	$—	$ 136	$—	$ 768

(17) Subsequent Events

In January 2011, in two separate transactions, Level 3 Communications, Inc. issued a total of $605 million aggregate principal amount of its 11.875% Senior Notes due 2019 ("11.875% Senior Notes due 2019"). The Company issued a portion of its 11.875% Senior Notes due 2019 to investors at a price of 98.173% of their principal amount. The 11.875% Senior Notes will mature on February 1, 2019 and are not guaranteed by the Company's subsidiaries. Interest on the notes accrues at 11.875% per year and is payable on April 1 and October 1 of each year, beginning April 1, 2011.

A portion of the net proceeds from the offering was used to redeem all of the Company's outstanding $196 million aggregate principal amount of 5.25% Convertible Senior Notes due 2011 in February 2011 at a price of 100.75% of the principal amount. In addition, approximately $300 million was issued in exchange for all of the Company's outstanding aggregate principal amount of its 9% Convertible Senior Discount Notes due 2013. Upon completion of this exchange transaction, all of the Company's outstanding 9% Convertible Senior Discount Notes were retired, and there was $605 million aggregate principal amount of the Company's 11.875% Senior Notes due 2019 outstanding.

The offering of the 11.875% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and the 11.875% Senior Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. In connection with the offering, the Company entered into a registration rights agreement pursuant to which Level 3 agreed to file a registration statement to exchange the offered notes with new notes that are substantially identical in all material respects, and to use commercially reasonable efforts to cause the registration statement to be declared effective no later than 270 days after the issuance of the offered notes. The 11.875% Senior Notes were sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, as amended, and non-U.S. persons outside the United States under Regulation S under the Securities Act of 1933, as amended.

The Company expects to recognize a loss of $20 million in the first quarter of 2011 as a result of the redemption of the 5.25% Convertible Senior Notes due 2011 and exchange of the 9% Convertible Senior Discount Notes due 2013.

(18) Unaudited Quarterly Financial Data

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
	2010	2009	2010	2009	2010	2009	2010	2009
	(dollars in millions except per share data)							
Revenue	$ 910	$ 980	$ 908	$ 942	$ 912	$ 916	$ 921	$ 924
Gross Margin	527	573	534	547	544	529	556	548
Operating Income (Loss)	(41)	12	(28)	(8)	(17)	(26)	(4)	(43)
Net Loss	(238)	(132)	(169)	(134)	(163)	(170)	(52)	(182)
Loss per share (Basic and Diluted)	$(0.14)	$(0.08)	$(0.10)	$(0.08)	$(0.10)	$(0.10)	$(0.03)	$(0.11)

(18) Unaudited Quarterly Financial Data (Continued)

Loss per share for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while loss per share for the year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the loss per share for each of the four quarters may not equal the loss per share for the year.

In the first quarter of 2010, the Company recognized a $55 million loss on the early extinguishment of debt associated with the tender offer to repurchase the outstanding 12.25% Senior Notes. The Company also recognized a $4 million loss during the second quarter of 2010 as a result of the redemption of its 10% Convertible Senior Notes due 2011.

In fourth quarter of 2010, the Company recognized a $93 million tax benefit primarily as a result of releasing valuation allowances associated with net operating loss carryforwards from its foreign subsidiaries.

INVESTOR RELATIONS

CORPORATE HEADQUARTERS
1025 Eldorado Boulevard
Broomfield, CO 80021
General Information: 720-888-1000

TRANSFER AGENT
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
Post Office Box 64854
St. Paul, MN 55164-0854

For address changes, stock transfers, name changes, registration changes, lost stock certificates and stock holdings, please contact:

Wells Fargo Shareholder Services
St. Paul, MN
1-800-468-9716

E-mail Address:
Stocktransfer@WellsFargo.com

AUDITORS
KPMG LLP
707 17th Street, Suite 2700
Denver, CO 80202

INVESTOR RELATIONS
Inquiries by securities analysts, investment professionals and stockholders about Level 3 Communications, Inc. Common Stock, including requests for any Securities and Exchange Commission or other Stockholder reports should be directed to:

Investor.Relations@Level3.com
1-877-LVLTCOM (585-8266)

WEBSITE
Additional corporate information including company history, current and historic financials, and press releases, can be found on the Level 3 Communications Web site at *www.level3.com.*

10-K
After the close of each fiscal year, Level 3 Communications submits a Form 10-K to the Securities and Exchange Commission containing certain additional information about its business. A copy of the Form 10-K may be obtained without charge by addressing your request to Investor Relations at Investor.Relations@Level3.com or Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, CO 80021.

COMMON STOCK
Level 3 Communications Common Stock is traded on the NASDAQ Global Select Market under the symbol LVLT.

As of March 31, 2010, there were 1,700,999,659 shares of Common Stock issued and outstanding. There were 7,892 stockholders of record.

Level 3 Communications Annual Meeting of Stockholders

May 19, 2010 at 9:00 AM

Level 3 Communications
Headquarters
1025 Eldorado Boulevard
Broomfield, Colorado

Doors open at 8:30 AM

Complimentary parking is available on the top level of the Level 3 campus parking garage.


BOULDER
96TH ST.
36
287
25
N
NORTHWEST PARKWAY
E-470 TOLLWAY
76
Level(3)
ELDORADO BLVD.
JEFFCO
AIRPORT
DENVER
INTERNATIONAL
AIRPORT
PARKING
PARKING
4000
3000
2000
1000
270
PENA BLVD.
70
70
25
DENVER
CENTRAL
BUSINESS
DISTRICT

Please register if you plan to attend the Level 3 Annual Stockholder Meeting:

- Phone: 720-888-2518
- Internet: www.Level3.com/annualmeeting

FROM THE EAST

Take I-70 West to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM THE WEST

Take I-70 East to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM DENVER INTERNATIONAL AIRPORT

Exit Airport via Pena Blvd. to Exit # 6B to Fort Collins/E-470 Tollway. E-470 eventually becomes the Northwest Parkway. There are automatic tolls collected along E-470. Northwest Parkway ends and becomes Interlocken Loop, which will cross over US 36. Follow this road to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM BOULDER

Take US 36 East, exit Interlocken Loop/Storagetek Drive and turn right. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM DOWNTOWN DENVER

Take I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

Level(3)®
COMMUNICATIONS

www.Level3.com